A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in all of the provinces and territories of Canada except Quebec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, these securities may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, Mala Noche Resources Corp., 1500 — 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 (Telephone (604) 895-7450), and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	June 7, 2010

MALA NOCHE RESOURCES CORP.
(To be renamed “PRIMERO MINING CORP.”)

$ •
•Subscription Receipts
each representing the right to receive one common share

This short form prospectus (the “Prospectus”) qualifies the distribution (the “Offering”) of • subscription receipts (“Subscription Receipts”) of Mala Noche Resources Corp. (“Mala Noche” or the “Company”) at a price of $ • per Subscription Receipt (the “Offering Price”) pursuant to the terms of an underwriting agreement dated • , 2010 (the “Underwriting Agreement”) among Canaccord Genuity Corp. (“Canaccord Genuity”), • , • and • (the “Underwriters”) and the Company. The Offering Price of the Subscription Receipts was determined by negotiation between the Company and Canaccord Genuity on behalf of the Underwriters.

Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration, one post-consolidation common share of the Company upon closing of the acquisition (the “Acquisition”) by the Company of the San Dimas mines and related assets as described in more detail under “Acquisition of the San Dimas Mines”. The proceeds from the sale of the Subscription Receipts (the “Escrowed Funds”) will be held by Computershare Trust Company of Canada, as escrow agent (the “Escrow Agent”), and invested in short-term obligations of, or guaranteed by, the Government of Canada pending completion of the Acquisition. Upon the Acquisition being completed on or before • , 2010, the Escrowed Funds and the interest thereon will be released to the Company and each holder of Subscription Receipts will receive one post-consolidation common share of the Company for each Subscription Receipt held (each an “Underlying Share”). The Company will utilize the Escrowed Funds to pay the cash portion of the purchase price for the Acquisition, with the balance of the Escrowed Funds being applied to working capital.

Subject to obtaining shareholder approval, immediately before the completion of the Acquisition the Company intends to consolidate its shares on the basis of one new common share of the Company for every • pre-consolidation common shares (the “Consolidation”). Shareholders of the Company will be voting on a resolution to authorize the Consolidation at an annual and special meeting of shareholders to be held on June 28, 2010.

The agreement currently governing the proposed Acquisition provides that the closing of the Acquisition is to be completed by July 30, 2010, subject to any extension agreed upon by the parties. If the closing of the Acquisition does not take place by 5:00 p.m. (Vancouver time) on • , 2010, if the Acquisition is terminated at any earlier time or if the Company has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition (in each case, the “Termination Time”), holders of Subscription Receipts will be entitled to receive an amount equal to the full subscription price paid and to interest on such amount. The Escrowed Funds will be applied towards payment of such amount. See “Details of the Offering”.

Investing in the Subscription Receipts and the common shares of the Company involves risk. Prospective investors should consider the risk factors described under “Risk Factors” and in the documents incorporated by reference into this Prospectus.

The Company is targeting an estimated, post-consolidation, offering price of $6.00 per common share of the Company and an estimated consolidation ratio of one new, post-consolidation common share for between every 10 to 20 pre-consolidation common shares of the Company.

__________________________________
Price $ • per Subscription Receipt
__________________________________

		Price to the		Underwriters’		Net Proceeds to
		Public		Fee(1)		the Company(2)
Per Subscription Receipt	$	•	$	•	$	•
Total(3)	$	•	$	•	$	•
_____________ Notes:

(1)

Pursuant to the terms of the Underwriting Agreement, the Underwriters will receive a fee (the “Underwriters’ Fee”) equal to 5.5% of the gross proceeds of the Offering (excluding proceeds not to exceed $20,000,000 in total from purchasers introduced to the Underwriters by the Company, see “Plan of Distribution — Underwriting Agreement” for which the Underwriters will only receive a fee in the amount of 2.75%) upon the satisfaction of the escrow release conditions set out under “Details of the Offering”. In addition, the Company has agreed to issue to the Underwriters at the closing of the Acquisition special warrants (the “Broker Special Warrants”) which will automatically convert into non- transferable common share purchase warrants (the “Broker Warrants”) upon the release from escrow of the Escrowed Funds. On a post-consolidation basis, the Broker Warrants will entitle the Underwriters to purchase up to k common shares of the Company (the “Broker Shares”) at a price of $ • per Broker Share until the date that is 18 months from the date of the closing of the Acquisition.

(2)	Before deducting the expenses of the Offering, estimated to be $ •.

(3)

The Company has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional • Subscription Receipts at a price of $ • per Subscription Receipt on the same terms and conditions as the Offering, exercisable in whole or in part from time to time, not later than the earlier of (i) the 30th day following the closing of the Offering, and (ii) the Termination Time, for the purposes of covering the Underwriters’ over-allocation position, if any. If the Over-Allotment Option is exercised in whole or in part following the closing of the Acquisition, an equal number of common shares of the Company will be issued in lieu of Subscription Receipts. If the Over-Allotment Option is exercised in full, the Purchase Price to the Public, Underwriters’ Fee and Net Proceeds to the Company (before deducting expenses of the Offering) will be $ • , $ • and $ • , respectively. This Prospectus also qualifies for distribution the grant of the Over-Allotment Option and the issuance of Subscription Receipts and Underlying Shares pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution” and the table below. A person who acquires Subscription Receipts or common shares, as the case may be, issuable upon exercise of the Over-Allotment Option acquires such Subscription Receipts or common shares, as the case may be, under this Prospectus regardless of whether the Over-Allotment Option is ultimately filled through the exercise of the Over-Allotment Option in secondary market purchases.

The following table sets out the securities issuable to the Underwriters:

Underwriters’	Maximum Size or	Exercise Period or	Exercise Price or
Position	Number of Securities Available	Acquisition Date	Average Acquisition Price

Over-Allotment Option(1)	Option to acquire up to • Subscription Receipts	Exercisable for a period of 30 days after the closing of the Offering	$ • per Subscription Receipt
Broker Warrant(2)	Option to acquire up to • common shares	Exercisable for a period of 18 months after the closing of the Acquisition	$ • per common share
Any other option granted by Mala Noche or insiders of Mala Noche	Nil	n/a	n/a
Total securities under option issuable to Underwriters	•	—	—
Other compensation securities issuable to Underwriters	Nil	n/a	n/a

_____________
Notes:

(1)

If the Over-Allotment Option is exercised in whole or in part following the closing of the Acquisition, an equal number of common shares will be issued in lieu of Subscription Receipts at the same Offering Price.

(2)	This Prospectus also qualifies the distribution of the Broker Special Warrants. See “Plan of Distribution”.

          The Underwriters, as principals, conditionally offer the Subscription Receipts, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters relating to the Offering on behalf of the Company by Lang Michener LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

          The issued and outstanding common shares of the Company are listed on the TSX Venture Exchange (the “TSXV”) under the trading symbol “MLA”. On June 1, 2010, the last trading day before the public announcement of the entering into of agreements to complete the Acquisition, the closing price of the common shares on the TSXV was $0.245. There is currently no market through which the Subscription Receipts may be sold, and purchasers may not be able to resell the Subscription Receipts before they are exchanged for the Underlying Shares. As provided for under the policies of the TSXV, trading in the Company’s common shares has been halted while the TSXV is considering the Company’s application for approval to complete the Acquisition.

          Canaccord Genuity acted as our financial adviser with respect to the acquisition of the San Dimas mines and is entitled to receive a fee which is conditional upon the completion of the Acquisition. Consequently, the Company may be considered to be a “connected issuer” of Canaccord Genuity within the meaning of National Instrument 33-105 —Underwriting Conflicts. See “Plan of Distribution” and “Relationship Between Issuer and Underwriter”.

          The acquisition of the San Dimas mines and related assets is being completed on an “as is, where is basis” and the representations and warranties and indemnities to be provided by the San Dimas Vendors (as defined herein) in respect of the San Dimas mines and related assets will be limited. Consequently, the recourse the Company may have against the San Dimas Vendors will be limited.

          Subscriptions for Subscription Receipts will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about • , 2010 or such other date not later than • , 2010 as the Company and the Underwriters may agree. The latest date that the Subscription Receipts will be taken up by the Underwriters, other than any Subscription Receipts that may be taken up upon the exercise of the Over-Allotment Option, is 42 days after the date that a receipt is obtained from the British Columbia Securities Commission, as principal regulator, with respect to this Prospectus. Except for certificates representing Subscription Receipts purchased in the United States pursuant to Rule 506 of Regulation D under the U.S. Securities Act, which will be issued to the purchasers thereof in definitive form, the Subscription Receipts will be represented by a global certificate issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee under the book-based system administered by CDS. No certificates evidencing the Subscription Receipts will be issued to subscribers other than Rule 506 subscribers in the United States except in certain limited circumstances, and registration will be made in the depositary service of CDS. Subscribers for Subscription Receipts other than Rule 506 subscribers in the United States will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Subscription Receipts is purchased.

          Subject to applicable laws and policies, the Underwriters may, in connection with the Offering, effect transactions that stabilize or maintain the market price of our common shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Subscription Receipts at a price lower than the Offering Price. See “Plan of Distribution”.

          The head office of the Company is located at Suite 1500, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. The registered office of Company is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

_________________________________

          Unless the context requires otherwise, all references in this Prospectus to “we”, “Mala Noche”, or the “Company” refer to Mala Noche Resources Corp. and its subsidiaries.

PROSPECTUS SUMMARY

          The following is only a summary of the information in this Prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

The Company

         Mala Noche Resources Corp. (“Mala Noche” or the “Company”) is a junior exploration company engaged in the business of acquiring, exploring, developing and seeking to achieve commercial production from resource properties. The Company currently has one mineral interest, an option on the Ventanas property in Durango Province, Mexico. In late 2008 the Company decided to defer undertaking further exploration work on this property and placed the property on care and maintenance. Since late 2008, the Company has been pursuing acquisition opportunities with a focus on acquiring producing, or near producing, precious metals properties.

          On June 1, 2010, Mala Noche entered into a binding letter agreement (the “Letter Agreement”) with Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and Goldcorp Silver (Barbados) Ltd. (“GSBL”) (together the “San Dimas Vendors”) to acquire the San Dimas mines, mill and related assets (the “Acquisition”). The completion of the Acquisition is subject to financing and other conditions, including the receipt of shareholder approval at the annual and special meeting of Mala Noche shareholders that has been called for Monday, June 28, 2010. On the completion of the Acquisition, the board of directors intends to change the name of the Company to “Primero Mining Corp.” and, subject to shareholder approval, consolidate the common shares of the Company.

          On June 1, 2010, Mr. Joseph Conway was appointed the Company’s President and Chief Executive Officer. Mr. Conway was President and CEO of IAMGOLD Corporation from 2003 until his departure in January 2010. During this period, Mr. Conway led IAMGOLD Corporation through its transformation from a joint venture player to a leading mid-tier gold producer. Joining Mr. Conway as part of the senior management of the Company are Mr. Wade Nesmith, formerly Chief Executive Officer and now Executive Chairman, Mr. Eduardo Luna, formerly Chief Operating Officer and now Executive Vice President and President (Mexico), and Mr. David Blaiklock, Chief Financial Officer. Mr. Luna was formerly President of the company that currently operates the San Dimas mines. See “The Company”.

San Dimas Mines and Related Assets

          The San Dimas mines consist of the San Antonio (Central Block), Tayoltita and Santa Rita mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states (together, the “San Dimas Mines”). An amount of refined silver equal to the payable silver produced from the San Dimas Mines is presently sold by Silver Trading (Barbados) Ltd. (“Silver Trading”), a subsidiary of GSBL, to Silver Wheaton (Caymans) Ltd. (“SW Caymans”), a subsidiary of Silver Wheaton Corp (“Silver Wheaton”) pursuant to a silver purchase agreement. In addition to the San Dimas Mines, as part of the Acquisition the Company will be acquiring all of the shares of Silver Trading as well as all rights to the Ventanas exploration property in which Mala Noche currently holds an interest pursuant to an option (together with the San Dimas Mines, the “San Dimas Assets”).

          Unless otherwise indicated, the technical information in respect of the San Dimas Mines is based on the independent technical report entitled “Technical Report on the Tayoltita, San Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp.” dated June 1, 2010 prepared by Velasquez Spring, P.Eng. and Gordon Watts, P.Eng of Watts, Griffis and McOuat Limited, in accordance with NI 43-101. See “Technical Information” and “San Dimas Mines”.

          In 2009, the San Dimas Mines produced 113,018 ounces of gold and 5,093,385 ounces of silver. The San Dimas Mines are located approximately 125 kilometres northeast of Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango in the state of Durango, Mexico. The Santa Rita mine is located approximately three kilometres upstream from the Tayoltita mine while the San Antonio mine is seven kilometres west of Tayoltita.

          The San Dimas Mines are located in the San Dimas district. The San Dimas district is an area with a long mining history with production first reported in 1757. The San Dimas Mines, have been in production since 1975 and have been operated by Goldcorp Inc. (“Goldcorp”) since 2005. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas in San Dimas. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to doré. The mill currently has an installed capacity of 2,100 tonnes per day. In 2009, the mill averaged 1,934 tonnes per day.

          Total proven and probable mineral reserves estimated as of December 31, 2009, for the San Dimas Mines are 5.589 million tonnes at a grade of 4.80 grams of gold per tonne and 339 grams of silver per tonne (860,000 ounces of gold and 61 million ounces of silver). The total inferred mineral resources, estimated as of December 31, 2009, for the San Dimas Mines, and not included in the mineral reserves stated above, are approximately 15.166 million tonnes at an approximate grade of 3.31 grams of gold per tonne and 317 grams of silver per tonne.

          As of December 31, 2009, the total workforce at the San Dimas Mines, a combination of union and contracted workforce, was 1,071 personnel with 654 at Tayoltita (234 contracted) and 417 in the Central Block (267 contracted).

          Summary information regarding production, reserves and resources, and operations at the San Dimas Mines is presented below. See “San Dimas Mines” for additional information, including the assumptions on which this information is based.

Mine Production

		Grade		Contained Ounces(1)
San Dimas Mines	Tonnes	g Au/t	g Ag/t	Au	Ag
2003	423,673	5.20	428	70,831	5,824,513
2004	397,647	6.90	525	88,214	6,717,055
2005	507,529	7.40	497	120,749	8,114,662
2006	688,942	7.76	438	171,906	9,706,131
2007	685,162	6.27	341	138,163	7,500,695
2008	657,479	4.25	259	89,838	5,479,084
2009	673,311	5.35	247	115,748	5,355,786

________________
Note:

(1)	Represents gold and silver content in ore sent to milling operations.

Summary of Reserves and Resources as at December 31, 2009

		Average Grade		Contained Ounces
	Metric Tonnes	g Au/t	g Ag/t	Au	Ag
Total Proven Reserves .	2,013,582	5.68	371	367,477	24,019,101
Total Probable Reserves	1,575,134	4.67	340	236,336	17,209,099
Total Proven and Probable Reserves .	3,588,716	5.23	357	603,813	41,288,200
Total Probable Reserves by Diamond Drilling	2,000,334	4.01	306	257,817	19,673,082
Grand Total Proven and Probable Reserves	5,589,050	4.80	339	861,630	60,901,283

Total Inferred Resources .	15,166,000	3.31	317	1,612,000	154,629,000

2009 Performance of San Dimas Milling Operations

Tonnes milled	673,311
Grade Au (g/t)	5.36
Grade Ag (g/t)	248.7
Recovery (Au)	97.4%
Recovery (Ag)	94.6%
Recovered Oz (Au)	113,018
Recovered Oz (Ag)	5,093,385

Pro Forma Financial Information

          The following tables present selected unaudited pro forma consolidated financial information for Mala Noche that is based on the assumptions described in the notes to the Mala Noche unaudited pro forma consolidated financial statements included elsewhere in this Prospectus. The unaudited balance sheet as at March 31, 2010, and the unaudited consolidated statement of operations for the three months ended March 31, 2010 and for the year ended December 31, 2009, have been prepared based on the assumption, among other things, that the offering of Subscription Receipts (the “Offering”) and the Acquisition had occurred on the dates indicated. The unaudited pro forma consolidated financial statements are not necessarily indicative of Mala Noche’s consolidated financial position and results of Mala Noche that would have occurred if the events reflected had taken place on the dates indicated, nor do they purport to project Mala Noche’s consolidated financial position for any future period.

          The pro forma consolidated financial statements are based on certain assumptions and adjustments, including that revenue from silver sales has been increased to reflect changes to the terms of the silver purchase agreement with SW Caymans which will come into effect on the completion of the Acquisition, interest expense in respect of indebtedness to be incurred as part of the Acquisition and the non-recurring expenses related to this Offering and the Acquisition. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Offering and the Acquisition in this Prospectus, the unaudited pro forma consolidated financial statements and the unaudited and audited financial statements of Mala Noche and carve-out combined financial statements of the operations to be acquired by Mala Noche included elsewhere in this Prospectus.

Balance Sheet Data:

Unaudited
Pro Forma as at
March 31, 2010
(in thousands)
Cash	$73,750
Mineral interests	515,052
Other assets	84,012
Total assets	$672,814
Current liabilities	$100,015
Long-term liabilities	50,263
Shareholders’ equity	522,536
Total liabilities and shareholders’ equity	$672,814

Statements of Operations Data:

	Unaudited Pro Forma
	Three months ended	Year ended
	March 31, 2010	December 31, 2009
	(in thousands)
Revenues	$33,691	$151,809
Cost of revenues	24,758	109,001
Earnings from mining operations	8,933	42,808
Expenses and other income	11,620	36,922
Income taxes	1,859	23,430
Net (loss) income	$(4,546)	$(17,544)

Growth Strategy

          Over the next several years, the Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by 2013, by increasing production at the San Dimas Mines and by making further acquisitions of precious metal properties in Latin America.

          The San Dimas Mines are established assets with an operating history and a record of reserve replacement, resource conversion and exploration success. The Company believes that the San Dimas Mines provide, based on the current mine plan, a solid production base with immediate opportunities to optimize mine capacity and mill throughput. Cash flow from the San Dimas Mines is expected to provide the Company with an internal source of capital to fund mine development and exploration projects.

          The Company estimates that gold production at the San Dimas Mines can average 107,000 ounces (157,000 gold equivalent ounces) annually over the next five years with, based on certain assumptions set out in the San Dimas Technical Report (see “Technical Information”), an average cash cost of US$60 per gold ounce on a by-product basis (US$337 perounce on a gold equivalent basis). See “San Dimas Mines — Capital and Operating Costs” and “Management’s Discussion and Analysis of the San Dimas Operations — Outlook”. Total cash costs per ounce of gold on a by-product basis is a non-GAAP performance measure.

Acquisition of the San Dimas Mines

          Mala Noche will be purchasing the San Dimas Assets for an aggregate purchase price of US$500 million (the “Purchase Price”) and will assume all liabilities associated with the San Dimas Mines, including environmental and labour liabilities. The Purchase Price will be payable as to US$275 million in cash, US$175 million in common shares of the Company (the “Acquisition Shares”) and US$50 million by way of a promissory note payable over a term of five years. The Offering is being undertaken to finance the Acquisition and provide working capital.

          The Letter Agreement, which before closing of the Acquisition will be replaced by a definitive purchase agreement, provides that DMSL will sell the San Dimas Mines and related assets to a wholly-owned Mexican subsidiary of the Company. In addition, the Company will acquire from GSBL all of the shares of Silver Trading concurrent with the completion of the Acquisition. Silver Trading is a party to a silver purchase agreement with Silver Wheaton and SW Caymans. The silver purchase agreement, which will be amended and restated as part of the Acquisition, presently entitles SW Caymans to purchase an amount of refined silver equal to the payable silver produced from the San Dimas Mines. In consideration for up-front payments of cash and shares of Silver Wheaton paid to Silver Trading by SW Caymans, Silver Trading agreed that the price of refined silver would be at a fixed price. Presently, the fixed price is substantially below the current market price for silver.

          Under the silver purchase agreement, the consent of SW Caymans is required in connection with any sale of the San Dimas Assets. Mala Noche has entered into a consent agreement dated June 1, 2010 with Silver Wheaton, Goldcorp and certain of their respective subsidiaries (the “Consent Agreement”) under which Silver Wheaton and SW Caymans have agreed to provide their consent to the Acquisition upon the satisfaction of certain conditions. The Consent Agreement includes the agreed-upon form of the amended and restated silver purchase agreements that will take effect upon closing of the Acquisition. See “Acquisition of the San Dimas Mines”.

Risk Factors

          An investment in the Subscription Receipts and underlying common shares of the Company is subject to certain risks that should be considered by prospective investors and their advisors. See “Risk Factors”, San Dimas Mines and “Management’s Discussion and Analysis of San Dimas Operations”. The risks that should be considered include the following:

  The San Dimas Mines are being acquired on an “as is, where is” basis.
  Unknown liabilities may be assumed by Mala Noche in connection with the Acquisition.
  Mala Noche may not be able to successfully integrate and assume operations of the San Dimas Mines.
  Operation of the San Dimas Mines will be subject to hazards and risks normally encountered in gold and silver mining operations.
  The San Dimas Vendors will be a significant shareholder.
  Declines in the prices of gold and, to a limited extent, silver will adversely affect profitability.
  Reserves and mineral resources are estimates only.
  Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability.
  The historical record of converting inferred mineral resources into mineral reserves at the San Dimas Mines may not be continued.
  Proven and probable mineral reserves must continually be replaced and expanded as gold and silver are produced.
  Anticipated cash flows, operating costs and capital expenditures may not be realized.
  Mala Noche’s indebtedness will limit cash flow available for other business opportunities.
  Substantial additional financing may be required in order to expand the San Dimas mining operations and complete additional acquisitions.
  Future cash flows from operations may not be sufficient to service debt and make necessary capital expenditures.
  Mala Noche’s ability to incur additional indebtedness and to secure additional indebtedness will be limited under a silver purchase agreement.

  Exchange rate fluctuations may affect the costs that Mala Noche incurs in its operations.
  Mala Noche presently does not plan to hedge future gold or silver sales.
  Title defects may exist which could adversely affect the San Dimas Mines.
  Changes in government regulation in Mexico could adversely impact San Dimas mining operations and exploration activities.
  All environmental liabilities associated with the San Dimas Mines will be assumed.
  A failure in the tailings dams at the San Dimas Mines could result in significant liability.
  The inability to maintain good relations with unions and employees could disrupt mining operations.
  Insurance coverage is not available for all potential risks of mining operations.
  Mala Noche will face strong competition from other mining companies for the acquisition of additional mining properties.
  Acquisitions undertaken by Mala Noche may not be successful.
  Adverse changes in governmental regulation or political stability in Mexico could adversely impact the operation of the San Dimas Mines.
  Mexico’s status as a developing country may make it more difficult for Mala Noche to attract investors or obtain financing.
  The loss of key executives may adversely affect Mala Noche’s business and future operations.
  There exists the possibility for certain of Mala Noche’s directors and officers to be in a position of conflict.
  The loss of key executives may adversely affect Mala Noche’s business and future operations.
  The Ventanas property is on care and maintenance.

GLOSSARY OF TECHNICAL TERMS

          In this Prospectus:

g/t	means grams per tonne;

Inferred Mineral Resource(1)

that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

lb	means pound;

m	means metre;

Mineral Reserves(1)

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received;

Mineral Resources(1)

a Mineral Resource is a concentration or occurrence of base and precious metals, natural solid inorganic material, or natural solid fossilized organic material including coal and diamonds in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;

NI 43-101	means Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects;

ounce	means Troy ounce;

San Dimas Technical Report

means the independent technical report entitled “Technical report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp.” dated June 1, 2010 prepared by Velasquez Spring, P.Eng., Senior Geologist, and Gordon Watts, P.Eng., Senior Associate Mineral Economist, of Watts, Griffis and McOuat Limited, in accordance with NI 43-101;

ton	means 2,000 pounds;

tonne	means metric tonne, equalling 1,000 kilograms; and

tpd	means tonnes per day.
______________
(1)	See “Cautionary Note to United States Investors” below.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

          The disclosure in this Prospectus, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

          This Prospectus includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934, as amended), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Prospectus may not qualify as “reserves” under SEC standards.

          In addition, this Prospectus uses the terms “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

          Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

          It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this prospectus is economically or legally mineable.

          In addition, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures.

          For the above reasons, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

          The following documents filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2009, together with the auditors’ report thereon and management’s discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2009;

  the unaudited consolidated interim financial statements of the Company for the three months ended March 31, 2010 and 2009 and the notes thereto, and management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2010;

  the Annual Information Form of the Company for the fiscal year ended December 31, 2009 filed April 30, 2010;

  the material change report dated June 4, 2010 related to the announcement of the binding letter agreement to acquire the San Dimas mines and related assets; and

  the management information circular (excluding the fairness opinion of Canaccord Genuity Corp.) dated June 2, 2010 prepared in connection with the annual and special meeting of shareholders to be held on June 28, 2010.

          Material change reports (other than confidential material change reports), business acquisition reports, interim financial statements and all other documents of the type referred to above and any other document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and before termination of the distribution of securities being qualified hereunder, will be deemed to be incorporated by reference into this Prospectus.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

TECHNICAL INFORMATION

          Technical information relating to the San Dimas Mines contained in this Prospectus is derived from, and in some instances is an extract from a technical report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp.” dated June 1, 2010, prepared by Velasquez Spring, P. Eng. and Gordon Watts, P. Eng. of Watts, Griffis and McOuat Limited, who are independent of the Company based on the definition of independence set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (the “San Dimas Technical Report”). The Company believes that for the purposes of National Instrument 43-101 after the closing of the Acquisition the San Dimas Mines will be the sole material properties of the Company. Reference should be made to the full text of the San Dimas Technical Report which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s profile on SEDAR at www.sedar.com. Alternatively, a copy of the San Dimas Technical Report may be inspected until the day that is thirty days after the date hereof during normal business hours at the Company’s head office and at the offices of the Company’s legal counsel, Lang Michener LLP, #1500 — 1055 West Georgia Street, Vancouver, B.C. V6E 4N7.

          For the meanings of certain technical terms used in this Prospectus, see “Glossary of Technical Terms”.

NON-GAAP MEASURES

          The Company has included the following non-GAAP performance measures in this Prospectus: (a) total cash costs (by-product) per ounce gold, (b) total cash costs (co-product) per ounce gold, and (c) operating cash flows before working capital changes. These non-GAAP financial measures are common performance measures in the gold mining industry, but do not have any standardized meanings prescribed by GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate the operation of the San Dimas mines in order to evaluate performance and ability to generate cash flow. Accordingly, the non-GAAP performance measures are presented as additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable measure calculated in accordance with GAAP, see “Management’s Discussion and Analysis of San Dimas Operations — Non-GAAP Measures”.

ELIGIBILITY FOR INVESTMENT

          In the opinion of Lang Michener LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereto in force as of the date hereof, the Subscription Receipts and the Underlying Shares (each as defined) will be “qualified investments” under the Tax Act and the regulations thereto for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (herein, collectively, “Registered Plans”) provided that (a) the Underlying Shares (as defined below see “Details of the Offering”) are listed on a designated stock exchange, which currently includes the TSX Venture Exchange, Tiers 1 and 2 at the time the Subscription Receipts or Underlying Shares are acquired by the applicable Registered Plan, and (b) provided further, in the case of Subscription Receipts, that the Company deals at arm’s length (for purposes of the Tax Act) with each person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, such Registered Plans.

          Notwithstanding the foregoing, the holder of a tax-free savings account (“TFSA”) will be subject to a penalty tax where the TFSA holds a “prohibited investment” for purposes of the Tax Act. Generally, the Subscription Receipts and Underlying Shares should not be “prohibited investments” for a TFSA provided that the holder of the TFSA deals at “arm’s length” with the Company and does not have a “significant interest” in the Company or in any person or partnership with which the Company does not deal at “arm’s length”, all within the meaning of the Tax Act. Holders of TFSAs should consult their own tax advisors to ensure Subscription Receipts and Underlying Shares would not be a prohibited investment in their particular circumstances.

FORWARD-LOOKING STATEMENTS

          This Prospectus and the documents incorporated by reference herein contain “forward-looking statements” or “forward-looking information” within the meaning of Canadian securities legislation. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents.

          In certain cases, forward-looking statements can be identified by the use of words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects” and other similar expressions. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements, particularly as they relate to the completion of the acquisition of the San Dimas mines, the estimated offering price and consolidation ratio, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, future prices of precious and base metals, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation and the timing or magnitude of such events are inherently risky and uncertain.

          Key assumptions upon which the Company’s forward-looking statements are based include the following:

  the Company’s ability to complete the acquisition of the San Dimas mines;

  the Company’s ability to successfully integrate and operate the San Dimas mines;

  the prices for gold and, to a lesser extent, silver will not fall significantly;

  the assumptions in the financial analysis in the San Dimas Technical Report are correct;

  the Company will be able to secure new financing to continue its exploration, development and operational activities;

  there being no significant adverse changes in currency exchange rates;

  there being no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

  the Company is able to obtain regulatory approvals (including licenses and permits) in a timely manner;

  the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the surrounding area to the Company’s operations;

  the Company’s ability to achieve its growth strategy;

  the Company’s operating costs will not increase significantly; and

  key personnel will continue their employment with the Company and the Company will have access to all equipment necessary to operate the San Dimas mines.

          Additional assumptions are included, among other places, in this Prospectus under the headings “The Company”, “Use of Proceeds”, “San Dimas Mines” and “Management’s Discussion and Analysis of the San Dimas Operations” and in each of the following documents that are incorporated by reference into this Prospectus:

  in the Annual Information Form for the fiscal year ended December 31, 2009 under the headings “General Development of the Business” and “Description of Business”;

  in the management’s discussion and analysis for the year ended December 31, 2009 under the headings “Overview”, “Results of Operations” and “Liquidity and Capital Resources”; and

  in the management’s discussion and analysis for the three month period ended March 31, 2010 under the headings “Overview”, “Results of Operations” and “Liquidity and Capital Resources”.

          These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Company’s forward-looking statements are based. Investors are advised to carefully review and consider the risk factors identified in this Prospectus under the heading “Risk Factors” and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this Prospectus, including the documents incorporated by reference herein. The forward-looking statements contained in this Prospectus are made as of the date hereof and, accordingly, are subject to change after such date.

          Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CURRENCY AND EXCHANGE RATE INFORMATION

          Unless otherwise stated, references herein to “$” are to the Canadian dollar. References to “US$” are to the United States dollar. The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

	Year ended December 31,			Quarter ended
	2009	2008	2007	March 31, 2010
Low for the period	$1.3066	$1.3008	$1.1878	$1.0560
High for the period	1.0251	1.0298	0.9066	1.0062
Rate at the end of the period	1.0510	1.2180	0.9913	1.0158
Average noon spot rate for the period	1.1420	1.0660	1.0747	1.0401

          On June 4, 2010 the Bank of Canada noon spot rate of exchange was US$1.00 - $1.0516.

THE COMPANY

          Mala Noche is presently a junior exploration company engaged in the business of acquiring, exploring, developing and seeking to achieve commercial production from resource properties. Since late 2008, Mala Noche has been pursuing acquisition opportunities with a focus on acquiring producing, or near producing, precious metals properties. Executing on this strategy, Mala Noche has entered into a binding letter agreement to acquire the San Dimas mines, mill and related assets. The completion of the acquisition is subject to financing and other conditions, including the receipt of shareholder approval at the annual and special meeting of Mala Noche shareholders that has been called for Monday, June 28, 2010. On the completion of the acquisition of the San Dimas mines, the board of directors intends to change the name of the Company to “Primero Mining Corp.” (or such other name as more appropriately reflects the change in status from an exploration company to a mine operator) and, subject to shareholder approval, consolidate the common shares of the Company (see “Consolidated Capitalization — Share Consolidation”).

          Concurrent with the entering into of the agreement in respect of the acquisition of the San Dimas mines, Mr. Joseph Conway became the President and Chief Executive Officer of Mala Noche. Mr. Conway was President and CEO of IAMGOLD Corporation from 2003 until his departure in January 2010. During this period, Mr. Conway led IAMGOLD Corporation through its transformation from a joint venture player to a leading mid-tier gold producer. Joining Mr. Conway as part of the senior management of the Company are Mr. Wade Nesmith, formerly Chief Executive Officer and now Executive Chairman, Mr. Eduardo Luna, formerly Chief Operating Officer and now Executive Vice President and President (Mexico), and Mr. David Blaiklock, Chief Financial Officer. Mr. Luna was formerly President of the company that currently operates the San Dimas mines.

          We currently have only one subsidiary, Mala Noche Resources, S.A. de C.V., a company incorporated under the laws of Mexico. The following is expected to be the principal operating subsidiaries of the Company after completion of the acquisition:

_______________
Notes:

(1)	The Company will hold the San Dimas mines through its subsidiary and may incorporate a new company for this purpose.
(2)

Silver Trading (Barbados) Ltd. will be purchased by the Company as part of the acquisition of the San Dimas mines. It will be a party to silver purchase agreements that will be assumed as part of the acquisition.

ACQUISITION OF THE SAN DIMAS MINES

Overview

          On June 1, 2010, the Company entered into a binding letter agreement (the “Letter Agreement”) with Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and Goldcorp Silver (Barbados) Ltd. (“GSBL”) (together the “San Dimas Vendors”) to acquire the San Dimas mines, mill and related assets (the “Acquisition”). Each of the San Dimas Vendors is an indirect, wholly-owned subsidiary of Goldcorp Inc. (“Goldcorp”).

          The San Dimas mines consist of the San Antonio (Central Block), Tayoltita and Santa Rita mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states (the “San Dimas Mines”). In addition to the San Dimas Mines, as part of the Acquisition the Company will also be acquiring (a) all rights to the Ventanas exploration property in which Mala Noche currently holds an interest pursuant to an option, and (b) all shares of Silver Trading (Barbados) Ltd. (“Silver Trading”), a subsidiary of GSBL (together with the San Dimas Mines, the “San Dimas Assets”). Silver Trading is a party to a silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”) and Silver Wheaton (Caymans) Ltd. (“SW Caymans”), a subsidiary of Silver Wheaton.

          The Letter Agreement, which before closing of the Acquisition will be replaced by a definitive purchase agreement, provides that DMSL will sell the San Dimas Mines and related assets to a wholly-owned Mexican subsidiary of the Company, which is anticipated to be Mala Noche Resources, S.A. de C.V. (“Mala Noche Mexico”). In addition, the Company will acquire from GSBL all shares of Silver Trading concurrent with the completion of the acquisition of the San Dimas Mines. Silver Trading is a party to a silver purchase agreement with Silver Wheaton and SW Caymans. The silver purchase agreement, which will be amended and restated as part of the Acquisition, presently entitles SW Caymans to purchase an amount of refined silver equal to payable silver produced from the San Dimas Mines. In consideration for up-front payments comprised of cash and shares of Silver Wheaton previously paid to Silver Trading by SW Caymans, Silver Trading agreed that the price of refined silver would be at a fixed price. Presently, the fixed price is substantially below the current market price for silver.

          Mala Noche will be purchasing the San Dimas Assets for an aggregate purchase price of US$500 million (the “Purchase Price”) and will assume all liabilities associated with the San Dimas Mines, including environmental and labour liabilities. The Purchase Price will be payable as to US$275 million in cash, US$175 million in common shares of the Company (the “Acquisition Shares”) and US$50 million by way of a promissory note payable over a term of five years. Mala Noche is undertaking this offering of Subscription Receipts (as defined below) to finance the Acquisition and provide working capital. Completion of the Acquisition is subject to a number of conditions, including completion of the financing and receipt of all government and regulatory approvals. Closing of the Acquisition is expected to occur on or before July 30, 2010. Subject to certain exceptions, including transfers to affiliates, the San Dimas Vendors will agree not to sell the Acquisition Shares for a period of three years following closing of the Acquisition.

          The issue of the Acquisition Shares will result in the San Dimas Vendors owning approximately 30% of Mala Noche’s outstanding shares post-closing of the Acquisition. Consequently, a new control person of the Company will be created upon closing of the Acquisition. The TSX Venture Exchange (“TSXV”), which has not yet approved the Acquisition, has advised the Company that, in accordance with its policies, they will require the shareholders of Mala Noche to approve the creation of a new control person of the Company as a condition of approving the Acquisition. The Company is seeking this shareholder approval for the creation of a new control person at its annual and special meeting of shareholders to be held on June 28, 2010.

          Under the silver purchase agreement with Silver Wheaton and SW Caymans, the consent of SW Caymans is required in connection with any sale of the San Dimas Assets. Mala Noche has entered into a consent agreement dated June 1, 2010 with Silver Wheaton, Goldcorp and certain of their respective subsidiaries (the “Consent Agreement”) under which Silver Wheaton and SW Caymans have agreed to provide their consent to the Acquisition upon the satisfaction of certain conditions. The Consent Agreement includes the agreed upon form of the amended and restated silver purchase agreement that will take effect upon closing of the Acquisition.

Mala Noche After the Acquisition

          Following the completion of the Acquisition, the Company will be an established junior gold and silver producer. The Company intends to work to expand production at the San Dimas Mines and consider other acquisition opportunities to achieve its goal of becoming an intermediate gold producer. The following is a summary description of the San DimasMines (see “San Dimas Mines” for more information on the mines), the business strategy of the Company, and the material contracts the Company will be a party to with Goldcorp and Silver Wheaton after the Acquisition.

San Dimas Mines

          The San Dimas Mines consist of three underground gold and silver mining operations at Tayoltita, San Antonio (Central Block) and Santa Rita. In 2009, the San Dimas Mines produced 113,018 ounces of gold and 5,093,385 ounces of silver. The San Dimas Mines are located approximately 125 kilometres northeast of Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango in the state of Durango, Mexico. The Santa Rita mine is located approximately three kilometres upstream from the Tayoltita mine while the San Antonio mine is seven kilometres west of Tayoltita.

          The San Dimas Mines are located in the San Dimas district. The San Dimas district is an area with a long mining history, with production first reported in 1757. The San Dimas Mines have been in production since 1975 and have been operated by Goldcorp since 2005. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas in San Dimas. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to doré. The mill currently has an installed capacity of 2,100 tonnes per day. In 2009, the mill averaged 1,934 tonnes per day.

          Total proven and probable mineral reserves estimated as of December 31, 2009, for the San Dimas Mines are 5.589 million tonnes at a grade of 4.80 grams of gold per tonne and 339 grams of silver per tonne (860,000 ounces of gold and 61 million ounces of silver). The total inferred mineral resources, estimated as of December 31, 2009, for the San Dimas Mines, and not included in the mineral reserves stated above, are approximately 15.166 million tonnes at an approximate grade of 3.31 grams of gold per tonne and 317 grams of silver per tonne.

          As of December 31, 2009, the total workforce at the San Dimas Mines, a combination of union and contracted workforce, was 1,071 with 654 personnel at Tayoltita (234 contracted) and 417 in the Central Block (267 contracted).

Growth Strategy

          Over the next several years, the Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The San Dimas Mines are established assets with an operating history and a record of reserve replacement, resource conversion and exploration success. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by 2013, by increasing production at the San Dimas Mines and by considering and, if appropriate, making further acquisitions of precious metal properties in Latin America.

          The Company believes that the San Dimas Mines provide, based on the current mine plan, a solid production base with immediate opportunities to optimize mine capacity and mill throughput. Drilling and development programs carried out over the last 10 years have resulted in discoveries that have significantly increased reserve and production estimates. The Company believes that it can continue to expand reserve capacity by focussing new drilling programs on areas of good exploration potential — principally the Sinaloa Graben Block and Arana Hanging Wall. See “San Dimas Mines —Exploration and Drilling”. Cash flow from the San Dimas Mines is expected to provide the Company with an internal source of capital to fund mine development and exploration projects.

          The Company estimates that gold production at San Dimas can average 107,000 ounces (157,000 gold equivalent ounces) annually over the next five years with, based on certain assumptions set out in the San Dimas Technical Report, an average cash cost of US$60 per ounce on a by-product basis (US$337 per ounce on a gold equivalent basis). See “San Dimas Mines — Capital and Operating Costs” and “Management’s Discussion and Analysis of the San Dimas Operations — Outlook”. Total cash costs per ounce of gold on a by-product basis is a non-GAAP performance measure.

Ventanas Project

          Under an option agreement dated May 8, 2007, as amended, the Company holds an option from an affiliate of Goldcorp to acquire a 70% interest in the Ventanas exploration property. As part of the Acquisition the Company will be acquiring all rights to this exploration property. Disclosure in respect of the Ventanas property is contained in the Annual Information Form of the Company dated April 28, 2010.

          The Ventanas property lies within the Ventanas mining district in Durango State, Mexico. This exploration property is composed of 28 near-contiguous mining concessions covering approximately 3,470 hectares or 35 square kilometres.

The Company last drilled on the property in 2008 and since then the property has been on care and maintenance. After completing the Acquisition, in the near-term the Company intends to conduct further exploration work as permitted by its corporate resources.

Area of Interest

          The Company will covenant that it will not, directly or indirectly, acquire any interests or other rights to mineral properties, royalty interests, surface rights or water rights within specified areas (the “Goldcorp Area of Interest”) for a period of three years following the completion of the Acquisition. The Goldcorp Area of Interest will extend 20 kilometres from the external boundary of each mineral property in Mexico owned by Goldcorp and its affiliates.

Silver Purchase Agreements

          An amount of refined silver equal to all silver produced from the San Dimas Mines is currently sold to SW Caymans under a Restated Silver Purchase Agreement dated March 30, 2006 among Silver Trading, SW Caymans, Goldcorp and Silver Wheaton, as amended (the “SW Caymans Silver Purchase Agreement”). SW Caymans made upfront payments comprised of cash and shares of Silver Wheaton as consideration for its rights to purchase silver under the SW Caymans Silver Purchase Agreement. In order to enable it to satisfy its obligations under the SW Caymans Silver Purchase Agreement, Silver Trading is currently entitled to purchase from DMSL all silver produced from the San Dimas Mines under a Restated Silver Purchase Agreement dated March 30, 2006 among DMSL, Silver Trading and Goldcorp, as amended (the “Current ST Silver Purchase Agreement”).

          Concurrent with the closing of the Acquisition, both the SW Caymans Silver Purchase Agreement and the Current ST Silver Purchase Agreement will be assigned and then amended and restated, with the Company replacing Goldcorp as a party to both these amended and restated silver purchase agreements. The forms of the amended and restated agreements have been agreed to by the parties and are attached as schedules to the Consent Agreement. See “— Consent Agreement with Silver Wheaton”. Following the closing of the Acquisition, Mala Noche Mexico will supply silver relating to the San Dimas Mines to Silver Trading, which will supply an amount of refined silver equal to that silver to SW Caymans.

          The following is a summary of the material terms of the amended and restated SW Caymans Silver Purchase Agreement to be entered into among the Company, Silver Trading, Silver Wheaton and SW Caymans on closing of the Acquisition (the “San Dimas Silver Purchase Agreement”):

•

the term of the San Dimas Silver Purchase Agreement will be for the life of the San Dimas Mines, with an initial term expiring October 15, 2029 (the “Initial Term”) with automatic renewals for additional terms of ten years each, subject to SW Caymans’ right to terminate;

•	Silver Trading will sell annually (a “Contract Year”) to SW Caymans an amount of refined silver (“Refined Silver”) determined as follows:

•

a number of ounces of Refined Silver equal to all silver in respect of which Mala Noche Mexico or any of its affiliates receives payment from any offtaker in each Contract Year (the “Payable Silver”) until a threshold amount of ounces of Refined Silver for such Contract Year (the “Threshold Amount”) has been sold and delivered to SW Caymans for the Contract Year. The Threshold Amount will be 3.5 million ounces until the fourth anniversary of the completion of the Acquisition and 6.0 million ounces thereafter; and

	•	after the Threshold Amount has been delivered for a Contract Year, an amount of Refined Silver equal to 50% of any additional ounces of Payable Silver over the Threshold Amount;

•

the purchase price for the Refined Silver will be equal to the lesser of (a) a fixed price of US$4.04 per ounce (subject to an increase of one percent annually) and (b) the market price of Refined Silver at the time of sale;

•

if, by October 15, 2031, 215 million ounces of Refined Silver (the “Minimum Silver Amount”) have not been sold and delivered to SW Caymans by Silver Trading under the San Dimas Silver Purchase Agreement (including amounts produced under predecessor agreements equal to approximately 37.25 million ounces as at April 30, 2010), then Silver Trading will be obligated to pay to SW Caymans an amount (the “Minimum Silver Payment”) equal to:

	•	the Minimum Silver Amount, less the number of ounces of Refined Silver actually sold and delivered to SW Caymans by October 15, 2031; multiplied by

	•	US$0.50 per ounce;

provided that (a) a default in payment of the Minimum Silver Payment will not constitute an “Event of Default” under the San Dimas Silver Purchase Agreement, and (b) Goldcorp will indemnify Silver Trading for, and accordingly will be ultimately responsible for, any amount paid in respect of the Minimum Silver Payment under the Indemnity Agreement (as defined below), except to the extent that the deficiency payment arises because Silver Trading did not comply with its obligations to sell and deliver to SW Caymans silver required to be sold and delivered under the San Dimas Silver Purchase Agreement (other than with respect to the failure of Silver Trading to sell and deliver the Minimum Silver Amount);

•

Silver Trading will grant to SW Caymans first ranking security interests, subject only to certain permitted encumbrances, in all of its present and after acquired personal property as security for its obligations under the San Dimas Silver Purchase Agreement. In addition, the Company and Mala Noche Mexico will guarantee the obligations of Silver Trading under the San Dimas Silver Purchase Agreement. In support of its guarantee, the Company will grant in favour of SW Caymans a first ranking security interest, subject only to certain permitted encumbrances, in all of its present and after acquired personal property, which security will include stock pledges of the Company’s interests in Silver Trading and Mala Noche Mexico. In support of its guarantee, Mala Noche Mexico will grant in favour of SW Caymans a first ranking security interest, subject only to certain permitted encumbrances, in all of its present and after acquired personal property and a first ranking mortgage, subject only to certain permitted encumbrances, against the mining concessions, real property and mineral processing facility relating to the San Dimas Mines. The security to be granted will be subject to the following qualifications:

•

the security granted will exclude mining properties and concessions, real property, contracts and tangible personal property not related to the San Dimas Mines, and any shares or other equity interest in a company that does not own any interest in Mala Noche Mexico or the collateral granted by Mala Noche Mexico; and

•

the security granted may be subordinated, other than with respect to the first mortgage against the San Dimas mining concessions based on the value of the silver to be delivered to SW Caymans under the San Dimas Silver Purchase Agreement, with respect to financial indebtedness permitted under the San Dimas Silver Purchase Agreement, as described above, up to a limit of US$50 million and subject to the execution of an inter-creditor agreement between SW Caymans and the applicable lender;

•

until the third anniversary and the satisfaction of certain financial covenants, the Company and its affiliates will be prohibited from incurring financial indebtedness in excess of US$50 million, excluding the VAT Loan, and the Promissory Note (as defined below), to be issued to the San Dimas Vendors in partial payment of the Purchase Price, without the prior written consent of SW Caymans, such consent not to be unreasonably withheld, provided that such consent will not be required after the third anniversary of the completion of the Acquisition for any additional proposed financial indebtedness in excess of US$50 million in the event that:

	•	the Promissory Note has been repaid in full, or provision for such payment has been made on terms satisfactory to SW Caymans; and

•

the Company will be in compliance with certain financial ratios relating to consolidated indebtedness to total capitalization, debt service coverage, and leverage related to net indebtedness after incurring the proposed financial indebtedness;

•

the Company and Silver Trading will cause all silver produced by Mala Noche Mexico to be sold, on standard commercial terms, to a third party, or offtaker, that purchases or takes delivery of the silver for the purpose of smelting, refining or other beneficiation of the silver for the benefit of Mala Noche Mexico and its affiliates;

•

the Company and Silver Trading will cause Mala Noche Mexico to operate the San Dimas Mines in a commercially prudent manner and in accordance with good mining, processing, engineering and environmental practices prevailing in the mining industry, and in particular all short and long term mine planning, processing decisions and production decisions must include silver prices typical of normal industry practice and be made on the basis that Mala Noche Mexico is receiving all of the silver production;

•

the Company and Silver Trading will cause Mala Noche Mexico not to abandon any of the mineral properties that constitute the San Dimas Mines, allow or permit any of them to lapse or cease conducting mining operations or activities on them, unless reasonable evidence can be provided to SW Caymans showing that it is not economical to mine minerals from the mineral properties that Mala Noche Mexico proposes to abandon or let lapse;

•

the Company will grant a right of first refusal to SW Caymans to meet any offer of a third party to enter into an agreement similar (in structure or economic impact) to the San Dimas Silver Purchase Agreement with respect to any metal produced from any other mining properties or projects owned by the Company or any of its affiliates or in which any of them have a right, title or interest; and

•	the mineral properties that form the San Dimas Mines may not be sold without the consent of SW Caymans, such consent not to be unreasonably withheld.

          The following is a summary of the material terms of the amended and restated Current ST Silver Purchase Agreement to be entered into among the Company, Silver Trading and Mala Noche Mexico on the closing of the Acquisition (the “Silver Trading Silver Purchase Agreement”):

•

the term of the Silver Trading Silver Purchase Agreement will be concurrent with the term of the San Dimas Silver Purchase Agreement, with an initial term expiring October 15, 2029 and with automatic 10 year extensions, subject to Silver Trading’s right to terminate;

•

Mala Noche Mexico will sell annually in each year to Silver Trading an amount of Refined Silver equal to the amount of Refined Silver to be sold by Silver Trading to SW Caymans under the San Dimas Silver Purchase Agreement;

•	Silver Trading will pay to Mala Noche Mexico a price for all Refined Silver equal to the market price of Refined Silver at the time of sale;

•

Mala Noche Mexico will provide certain other agreements, including agreements relating to the guarantee and security to be provided by Mala Noche Mexico to SW Caymans, the entering into of silver purchase agreements and the operation of the San Dimas Mines, in order to enable the Company and Silver Trading to meet their respective obligations to SW Caymans under the San Dimas Silver Purchase Agreement; and

•	the Silver Trading Silver Purchase Agreement may not be amended without the prior written consent of SW Caymans.

          Concurrent with the entering into of the San Dimas Silver Purchase Agreement and the Silver Trading Silver Purchase Agreement, Goldcorp will deliver to SW Caymans a guarantee (the “Guarantee”) and the Company and certain of its affiliates will enter into an indemnity agreement (the “Indemnity Agreement”) with Goldcorp and an affiliate of Goldcorp. The Guarantee and the Indemnity Agreement will provide that:

•

Goldcorp will guarantee to SW Caymans the performance of the obligations of Silver Trading under the San Dimas Silver Purchase Agreement with respect to (a) delivery and sale of refined silver to SW Caymans and (b) payment of any deficiency payment resulting from failure of Silver Trading to deliver and sell the Minimum Silver Amount;

•

Goldcorp will be indemnified by the Company and its affiliates for any payments that Goldcorp is required to make under the Guarantee, other than in respect of any deficiency payment resulting from the failure to deliver and sell the Minimum Silver Amount (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the San Dimas Silver Purchase Agreement);

•

the Company and its affiliates will be indemnified by Goldcorp for any deficiency payments payable by the Company or Silver Trading to SW Caymans under the San Dimas Silver Purchase Agreement if the Minimum Silver Amount is not sold and delivered to SW Caymans (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the San Dimas Silver Purchase Agreement); and

•

the Company and its affiliates will provide security to Goldcorp to support their indemnity, on substantially the same terms as, and ranking in priority immediately after, the security granted to SW Caymans and such security will be subject to substantially the same restrictions on indebtedness and other covenants in favour of SW Caymans and the Company as are provided for in the San Dimas Silver Purchase Agreement (other than the right of first refusal and the incurring of additional indebtedness).

Participation Agreement

         On the closing of the Acquisition, the Company will enter into an agreement with the San Dimas Vendors which will grant to those affiliates certain pre-emptive share purchase rights and the right to nominate directors of the Company (the “Participation Agreement”). The following is a summary of the materials terms of this agreement.

          Pre-Emptive Rights. Provided they collectively continue to beneficially own at least 10% of the issued and outstanding common shares, the San Dimas Vendors will have the right to maintain their aggregate percentage of issued common shares following completion of the Acquisition. This pre-emptive purchase right will not, however, apply to shares issued by the Company under any of its share incentive plans.

          Right to Nominate Directors. Provided they collectively continue to beneficially own at least 10% of the issued and outstanding common shares, the San Dimas Vendors will be entitled to designate, after consultation with the Company, a number of individuals (the “San Dimas Vendors’ Director Nominees”) to be initially appointed and to serve as directors of the Company and thereafter to be nominated at each meeting of shareholders at which directors are to be elected. The number of San Dimas Vendors’ Director Nominees will be determined from time to time based on (a) the percentage of the issued and outstanding common shares held beneficially by the San Dimas Vendors (excluding shares issuable on the exercise of any outstanding warrants held by the San Dimas Vendors), and (b) the number of directors constituting the board of directors of the Company at such time.

          It is anticipated that the San Dimas Vendors’ Director Nominees will be appointed to the board of directors of the Company immediately following closing of the Acquisition in accordance with the rights provided to the San Dimas Vendors under the Participation Agreement. It is anticipated that Mr. Beaulieu will resign as a director in order to leave a vacancy on the Board to be filled by one of the San Dimas Vendors’ Director Nominees, such that immediately following closing of the Acquisition, the board of directors will be comprised of nine or 10 directors, two or three of whom will be the San Dimas Vendors’ Director Nominees.

Collateral Agreements in Respect of Shares Held by the San Dimas Vendors

          Subject to certain exceptions, including the right at any time to sell or transfer any of the Acquisition Shares to an affiliate, the San Dimas Vendors will agree not to sell the Acquisition Shares for a period of three years following closing of the Acquisition.

Material Terms of the Letter Agreement

          The material terms of the Letter Agreement are summarized below. A copy of the Letter Agreement has been filed on www.sedar.com. This summary discussion is qualified in its entirety by the provisions of the Letter Agreement.

          Definitive Agreements. The parties have agreed in the Letter Agreement to diligently and in good faith negotiate one or more definitive agreements that will incorporate the terms of the Letter Agreement and such other terms necessary to give effect to the Acquisition (the “Definitive Agreements”).

          Assets to be Acquired. The San Dimas Assets will include the San Dimas Mines, the mill at San Dimas, all facilities and equipment attached and relating to the San Dimas Mines, a plane and helicopter used in support of the San Dimas operations, a newly completed hydroelectric generation project that will provide power to the San Dimas Mines, the Ventanas exploration properties on which the Company currently holds an option and all of the issued and outstanding shares of Silver Trading. The San Dimas Assets are being acquired on an “as is, where is” basis.

          Representations and Warranties. The Letter Agreement confirms the understanding of the parties that the Definitive Agreements will contain representations, warranties, covenants and indemnities from the San Dimas Vendors and the Company. However, as the San Dimas Assets and the shares of Silver Trading are being acquired on an “as is, where is” basis, the representations and warranties and indemnities in respect of the San Dimas Assets will be very limited. Consequently, the recourse the Company may have against the San Dimas Vendors will be limited. The Definitive Agreements may also provide for the delivery of customary releases.

          Purchase Price. The Purchase Price will be satisfied by the Company by (a) the payment of US$275 million in cash, (b) the issuance and delivery of the Acquisition Shares with a value of US$175 million and (c) the delivery of a subordinate secured promissory note in the principal amount of US$50 million (the “Promissory Note”). In addition, the Company will assume all liabilities (contingent or otherwise) arising from or related to the San Dimas Assets and the current and past operations of the San Dimas Assets, including but not limited to liability with respect to environmental and labour matters. The parties will agree to an allocation of the Purchase Price among the San Dimas Assets.

          The Acquisition Shares will be issued at the same price as the issue price of the Subscription Receipts (as defined below).

          The principal amount of the Promissory Note will bear interest at a rate of 6% per annum until fully repaid, which interest will be payable annually on December 31 of each year commencing on December 31, 2011. The principal will be repaid in equal annual instalments of $5 million during each of the four years beginning on December 31, 2011 with the balance of the unpaid principal being repaid on December 31, 2015, provided that if the “free cash flow” from the San Dimas Assets exceeds $40 million in any year, then 50% of such excess will be used to repay the Promissory Note.

          VAT Loan. The Company will pay all land transfer taxes, Mexican VAT and other applicable transfer taxes payable in connection with its purchase of the San Dimas Assets. The San Dimas Vendors have agreed to assist the Company in arranging borrowing from a bank of sufficient funds to pay the Mexican VAT and transfer taxes (the “VAT Loan”). It is expected that the VAT Loan will be approximately US$75 million. The Company anticipates repaying the VAT Loan either (a) through a refund of the VAT paid on the transaction that Mala Noche will apply for following closing of the Acquisition, or (b) using cash from operations that will be available as a result of the ability of Mala Noche post-closing to off-set federal taxes payable by the amount of the VAT paid.

          Conditions Precedent. The completion of the Acquisition is conditional upon compliance by the parties with the covenants set out in the Letter Agreement and the execution and delivery of the Definitive Agreements. The Definitive Agreements will include certain conditions precedent to the obligations of the Company, Goldcorp and the San Dimas Vendors to complete the Acquisition, including but not limited to the following:

  any inter-company indebtedness of Silver Trading owing to Goldcorp or any affiliate will have been repaid or otherwise extinguished as determined by Goldcorp after consultation with the Company;

  completion by the Company of a financing that results in the Company raising net proceeds of not less than US$350 million on terms satisfactory to the Company;

  the TSXV having conditionally approved the listing of the Acquisition Shares;

  all required or appropriate third party and shareholder consents or approvals, including any required government or stock exchange, securities commission or other regulatory approvals required to complete the Acquisition having been obtained;

  there will not be pending any litigation or proceeding brought by any governmental authority or any other person that seeks to restrain, materially modify or invalidate the Acquisition and no order that would prohibit, materially modify or restrain the Acquisition will be in effect;

  there having been no material adverse change in Silver Trading, the San Dimas Assets or the Company before the completion of the Acquisition;

  the San Dimas Assets will be transferred free of all liens, encumbrances, charges or royalties, except for permitted encumbrances that are acceptable to the Company, acting reasonably, which includes the security interest in favour of Silver Trading and SW Caymans to be granted under the SW Caymans Silver Purchase Agreement (which security interests will be replaced by the security interests to be granted under the San Dimas Silver Purchase Agreement);

  the delivery at closing of the amended and restated silver purchase agreement contemplated in the Consent Agreement and other related documents including all releases of Goldcorp and its affiliates; and

  all conditions precedent to the delivery of the consent of SW Caymans and Silver Wheaton under the Consent Agreement will have been satisfied and such consent will be effective upon completion of the Acquisition.

          Closing. The parties have agreed to use reasonable commercial efforts to negotiate, execute and deliver the Definitive Agreements by July 30, 2010 and to close the Acquisition by July 30, 2010, or such later dates mutually agreed upon by the parties. The parties have the right to terminate their respective obligations under the Letter Agreement if the Definitive Agreement is not completed by July 30, 2010 or such other date as agreed upon by the parties.

Consent Agreement with Silver Wheaton

          The SW Caymans Silver Purchase Agreement may not be assigned by Silver Trading or Goldcorp or amended without the consent of Silver Wheaton and SW Caymans. Further, the Current ST Silver Purchase Agreement may not be amended without the consent of SW Caymans. In the Consent Agreement, Silver Wheaton and SW Caymans have agreed to consent to the sale of the San Dimas Mines to the Company. In summary, Silver Wheaton and SW Caymans have agreed to provide its consent effective upon satisfaction of a number of conditions precedent, including:

  the San Dimas Silver Purchase Agreement, the Silver Trading Silver Purchase Agreement, certain retained silver purchase agreements between Silver Wheaton and Goldcorp or their subsidiaries and the Guarantee being executed and delivered;

  the satisfaction or waiver of all of the conditions precedent that are set out in the Letter Agreement (and in any other definitive agreements that replace or supplement the Letter Agreement);

  the Acquisition being set to occur on terms and conditions that are consistent with the terms and conditions set out in the Letter Agreement (and in any other definitive agreements that replace or supplement the Letter Agreement);

  the receipt of any approvals that may be required from the Federal Antitrust Commission of Mexico and the National Foreign Investment Commission of Mexico in respect of the Acquisition;

  the receipt of all permits, licences, authorizations, consents, rights, privileges, concessions, franchise and any other approvals (or transitional arrangements in respect of those that have not been received), such that Mala Noche Mexico is able to operate the San Dimas Mines in substantially the same manner as they were operated immediately prior to the closing of the Acquisition;

  the Company having working capital of not less than US$50 million following closing of the Acquisition and payment of all transaction costs, commission and expenses associated with the Acquisition;

  Wade Nesmith, our Executive Chairman, and Eduardo Luna, our Executive Vice President and President (Mexico) entering into a support agreement in favour of SW Caymans pursuant to which each will agree for a term of three years following the completion of the Acquisition (a) not to sell, transfer or assign 75% of their current shareholdings in the Company, (b) to devote substantially all their working time, attention and ability to the business of the Company, and (c) except as provided in the support agreement, not to terminate their employment agreements with the Company or amend the terms of such employment agreements with the Company to materially change their positions or duties to those that are not the position or duties of a senior officer (or an equivalent) or reduce their remuneration with or from the Company; and

  the Company entering into a support agreement in favour of SW Caymans pursuant to which it will agree for a term of three years following the completion of the Acquisition (a) to use its commercially reasonable efforts to comply with the terms of the employment agreements of Wade Nesmith and Eduardo Luna to ensure their continued employment, and (b) to not terminate their employment without cause or materially amend such agreements, without SW Caymans’ consent, to materially change their positions or duties to those that are not the position or duties of a senior officer (or an equivalent) or reduce their remuneration.

          If the Definitive Agreements are not executed and delivered on or before July 30, 2010 or if any of the conditions described above are not satisfied by the earlier of the following dates:

  the date specified in the Definitive Agreements as being the first date after which any of the parties thereto may terminate the Acquisition (excluding any subsequent amendments or extensions thereto); and

  October 31, 2010;

then Silver Wheaton and SW Caymans may terminate the Consent Agreement.

SAN DIMAS MINES

          A material part of the proceeds of the Offering will be expended on the cash component of the Purchase Price and other costs related to the Acquisition. The following description of San Dimas Mines is derived from the San Dimas Technical Report, other than the information under the headings “Property Description and Location — Mineral Concessions, Royalties and Permits” and “Property Description and Location — Taxes”.

Property Description and Location

          The San Dimas mining district is centered on latitude 24°06’N and longitude 105°56’W located about 125 km NE from Mazatlan, Sinaloa or approximately 150 km west of the city of Durango. The following map shows the location of the San Dimas Mines.

TAYOLTITA
SANTA RITA
SAN ANTONIO
Mexico
Detailed Map Area
SONORA
COAHUILA
SINALOA
DURANGO
BAJA CALIFORNIA
NAYARIT
Golfo de California
Pacific Ocean
Culiacan
Mazatlan
Los Mochis
El Dorado
Rosario
El Fuerte
San Blas
Alamos
Guasave
Tepic
Mexico City
Durango
Chihuahua
Guaymas
Tijuana
Santiago Papasquiaro
Tayoltita
San Antonio
108°
106°
26°
24°
22°
Scale 1 : 2,500,000
0 25 125
Kilometres
UTM Zone 13N

          DMSL’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states include San Antonio, Tayoltita and Santa Rita. As shown in the following map, the San Dimas properties are surveyed and contained in a contiguous block in an area of 22,721.57 ha.

Mineral Concessions, Royalties and Permits

          As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mines have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities, and the licences are in good standing. Surface rights have been secured by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

          There are no royalties payable to any entity. Current Mexican legislation does not require government royalty payments. DMSL also holds the appropriate permits under local, State and Federal laws to allow mining operations.

Environmental Matters

          At the time of Goldcorp’s acquisition of the San Dimas operations (through a predecessor company, Wheaton River Minerals Corporation), the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. To bring the facilities to international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since the acquisition in 2002, a number of improvements have been made and extensive work is ongoing to further improve the standard of the tailings operation.

          DMSL’s practice had been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams were typically constructed with cyclone underflow, and the overflow drains to decant structures in the central portion of the dam. Previously the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

          The deficiencies with the tailings management aspect of the operations have been addressed by DMSL and capital investments have been made to upgrade the containment structures and tailings operations to bring them more in line with accepted practice. Capital expenditures for environmental purposes since 2004 have totalled approximately US$10.7 million at Tayoltita/Cupias and US$9.6 million at San Antonio. In 2005, US$1.3 million was spent on the San Antonio tailings, and US$2.2 million in 2006 and US$1.6 million in 2007. Investment in the Tayoltita tailings dam in 2005 was US$1.6 million, US$0.6 million in 2006 and US$3.2 million in 2007.

          Environmental requirements in Mexico can be expected to become more aligned with world standards in the future. The planned capital expenditures and changes to upgrade the San Dimas tailings management operations are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

Taxes

          Corporate profits in Mexico are taxed only by the Federal Government. Through 2008, there were two federal taxes in Mexico that applied to Goldcorp’s operations in Mexico; a Flat Rate Business Tax (“FRBT”) and a corporate income tax. Mexican corporate income tax is calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions. During 2008 and 2009, the corporate income tax rate in Mexico was 28%, and it will be 30% from 2010 to 2012, 29% during 2013 and 28% for 2014 and subsequent taxation years.

          The FRBT is a minimum tax that applies in addition to the corporate income tax. The tax is applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009 and 17.5% during 2010. The base to which the FRBT is applied is determined by deducting from gross income certain items, such as expenses associated with purchasing goods, rendering independent services, and leasing goods, or expenses incurred in connection with the administration of such activities. Some expenses that are deductible in determining taxable income for income tax purposes, such as salaries, interests in some cases and royalties with foreign related parties are not deductible in determining the FRBT. However, certain tax credits are available to offset the FRBT, including income tax paid during the same fiscal year; a credit on certain salary-related expenses and social security contributions paid by an employer; a credit on losses, a credit on fixed assets; and monthly FRBT payments. The FRBT follows a cash flow system, which could distort the crediting of income tax against the FRBT. Finally, special rules apply to certain taxpayers, such as corporate groups that file consolidated tax returns.

Access, Climate, Local Resources, Infrastructure and Physiography

          Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. DMSL maintains a de Havilland Twin Otter aircraft and a helicopter; both are based at Tayoltita. Travel from either Mazatlan or Durango to Tayoltita requires an approximate one hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas mines arrive on DMSL’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

          Originally, access to the San Dimas district was from the town of San Ignacio, Sinaloa along a 55 km long narrow mule trail, carved in the steep valley wall above the high water level of the Piaxtla River. A rough road, paralleling the mule trail, now follows the river bed to San Ignacio but the road is only accessible for approximately six months of the year during the spring dry season. San Ignacio is connected to Mazatlan by approximately 70 km of paved roads.

          The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35™C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September) however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm. Weather does not affect the operations and mining is carried out throughout the year.

          Mining at both the Santa Rita and San Antonio mines is done by contract mining while at Tayoltita the mining is carried out by DMSL personnel. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants including mining company personnel. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population, and population outside the mining and sawmill camps is sparse.

          Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by DMSL to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

          Electrical power is provided by a combination of DMSL’s own system and the Federal Power Commission supply system. DMSL operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission supply system. DMSL’s hydroelectrical power was increased with additional turbines in a tunnel from Trout Lake. Except for a few months of the year, during the dry season, hydroelectric generation from the Trout Reservoir provides all the electric requirements of the San Dimas mines. An increase in the height of the face of the dam is planned for the future in order to increase the capacity of the Trout Reservoir to meet the San Dimas Mines’ electric requirements year round.

          The infrastructure of the San Dimas district, roads, townsite, airport and mill tailings area for the operations of Tayoltita, San Antonio, and Santa Rita Mines is illustrated in the diagram below.

          The Santa Rita mine is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

          The San Antonio mine is located seven kilometres west of the Tayoltita Mine in the State of Sinaloa. The mine is accessed from Tayoltita by a three kilometre road paralleling the Piaxtla River, opposite the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and then by road, or along the San Antonio river bed to the San Antonio Mill, for a total drive of approximately 1.5 hours.

          Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops. The mine and mill at San Antonio have been shut down.

          As shown in the following map, the San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 m above mean sea level (“amsl”) on the high peaks to elevations of 400 m amsl in the valley floor of the Piaxtla River.

History

          The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence in 1810. Mining activity in the district then decreased and did not start up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

          In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

          A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by a group known as DMSL S.A. de C.V.

          Historical production through 2009 from the San Dimas mines is estimated at 10.8 million ounces of gold and 582 million ounces of silver, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas District during 2009 was approximately 113,018 ounces of gold and 5.1 million ounces of silver respectively, while production in 2008 was approximately 86,700 ounces of gold and 5.1 million ounces of silver, respectively. Historical production for the San Dimas mines from 2003 to 2009 is summarized in the following table:

Mine Production

		Grade		Contained Ounces(1)
San Dimas Mines	Tonnes	g Au/t	g Ag/t	Au	Ag

2003	423,673	5.25	428	70,831	5,824,513
2004	397,647	6.90	525	88,214	6,717,055
2005	507,529	7.40	497	120,749	8,114,662
2006	688,942	7.76	438	171,906	9,706,131
2007	685,162	6.27	341	138,163	7,500,695
2008	657,479	4.25	259	89,838	5,479,084
2009	673,311	5.35	247	115,748	5,355,786

_______________
Note:

(1)	Represents gold and silver content in ore sent to milling operations.

Geological Setting

          The general geological setting of the San Dimas district is illustrated in the below diagram. Two major volcanic successions totalling approximately 3,500 m in thickness have been described, the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

          The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

          More than 700 m thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 m thick, well-bedded Buelna andesite that is remarkably present throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 mm) volcanic rock fragments. It ranges in thickness from 50 to 250 m and is also prevalent throughout the district.

          The overlying Productive Andesite is more than 750 m in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to a coarse agglomerate), the other has a porphyritic texture (1 to 2 mm plagioclase phenocrysts).

          The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 m thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita Mine.

          The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 m. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

          The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

          Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dykes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years.

          The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 m thick in the eastern part of the district however within most of the district is about 1,000 m thick.

          The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

          The following diagrams are a structural map of, and a geological section across, the San Dimas district. Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35™ to the east. In most cases, the faults are post ore in age and offset both the LVG and UVG.

395,000mE
Scale 1 : 100,000
0 1 5
kilometres
N
TAHONITAS
TINAJAS AREA
TAYOLTITA
ARANA HW
SAN VICENTE
CENTRAL BLOCK
SINALOA GRABEN
WEST BLOCK
SANTA RITA
EL CRISTO
SAN RAFAEL MINE
SAN ANTONIO MINE
ROSARIO MINE
ESCONDIDO TUNNEL
GRABEN SINALOA TUNNEL
SAN FRANCISCO TUNNEL
SAN LUIS TUNNEL
TREVIÑO TUNNEL
SAN EDUARDO TUNNEL
TAYOLTITA
PIAXTLA RIVER
LIMONCITO FAULT
SINALOA FAULT
ARANA FAULT
2,675,000mN
2,670,000mN
2,665,000mN
2,660,000mN
Legend:
Proposed Tunnel
Tunnel done
Vein
Fault
River

          All major faults display northeast-southwest extension and dip from near vertical (Peña fault) to less than 55™ (Guamuchil fault). Offsets on the blocks range from a downthrow of 150 m on the Peña and Arana faults, to more than 1,500 m on the Guamuchil fault.

Exploration and Drilling

          Typical of epithermal systems, the gold and silver mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that DMSL has termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded. The following diagram shows a schematic section of the Favourable Zone.

          This favourable, or productive, zone at San Dimas is some 300 to 600 m in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, DMSL is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

          DMSL applies a 30% probability factor to the volume of the favourable zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone. For more than 30 years, DMSL has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the Mineral Reserve area. The Technical Report concluded that the application of the 30% factor was justified.

          Exploration of the Favourable Zone at San Dimas District is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work is done in-house by DMSL. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately US$45/m.

          DMSL conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Nine diamond drill rigs and crews are employed in the mines. Of which two are contracted.

          Exploration in 2009 was concentrated on the Sinaloa Graben, located between the West Block (San Antonio Mine) and the Central Block (Roberta Mine), on the Favourable Zone (boiling zone containing the epithermal gold and silver mineralization) of the down faulted block. Drilling was also carried out in the Tayoltita and Santa Rita Mine areas.

          Exploration in the first trimester of 2010 consisted of 11,816m of diamond drilling and 639m of drifting was carried out in the Central Block, Robertita and Nancy Vein Systems and Sinaloa Graben. This exploration outlined Mineral Resources of 142,033 tonnes containing 2.857 million oz Ag and 31,209 oz Au. The most significant amount of those were developed in the Sinaloa Graben.

          The Sinaloa Graben is a North-South trending block more than 7 km long by almost 2 km wide, bounded by two regional faults, Limoncito on the east and Sialoa on the west, containing more than 10 veins of which only two, San Juan and San Vicente veins have been mined with the remainder of the veins unexplored. The below table lists the four drillholes and the development on Level 7-660 that confirm the presence of the mineralization and produced the resulting estimation of Mineral Resources.

SINALOA GRABEN BLOCK, MINERAL RESOURCES
(January to February 2010)
		Au	Ag	True Width	Au	Ag
Drillhole	Tonnes	(g/t)	(g/t)	(m)	(oz)	(oz)
Indicated Resources (by drilling)
TGS S-22	57,777	6.81	958	8.56	9,840	1,034,319
TGS S-15	50,768	8.08	403	7.52	13,192	657,201
TGS S-07	15,087	4.17	191	2.24	2,022	92,661
TGS 7-17	14,992	3.73	481	2.22	1,797	231,663
Proven and Probable Reserves
Level 7-660 .	4,714	3.13	189	1.24	474	28,596
Total Resources	143,338	5.93	444		27,325	2,044,440

          The following figure shows the trend of high-grade gold and silver in the San Dimas Mines.

San Dimas District
DDH TGS-S-07
Robertita Vein Cut
Ag Au m
191 4.17 2.24
Roberta & Robertita– Nancy Vn System
San Eduardo Tunnel
Exploration Budget 2010
Drilling (m) 30,000
Drifting (m) 1,200
Arana Hanging Wall Diamond Drilling Plan
Legend:
Explanation
Proposed Tunnel
Tunnel Budget 2010
Tunnel done
Vein
Fault
River/Creek
Town
Mill
SINALOA FAULT
LIMONCITO FAULT
GUAMUCHIL FAULT
ARANA FAULT
SAN FRANCISCO
Tayoltita Block
Central Block
CULEBRA
San Vicente Area
Tayoltita mine
S. FERNANDO TUNNEL
S. ANITA TUNNEL
Sinaloa Graben Block
GUAMUCHIL TUNNEL
DDH TGS S-15
Vn Sinaloa Norte
Ag Au m
403 8.08 7.52
Central Block mine
TREVIÑO TUNNEL
Santa Rita mine
DDH TGS-S-22
Sinaloa Norte
Ag Au m
958 6.81 8.56m
Pilar mine
S. FRANCISCO
Mill
TAYOLTITA
West Block
San Antonio mine
SANLUIS TUNNEL
EL CRISTO TUNNEL
ESCONDIDO TUNNEL
A
A′
B
B′
SINALOA GRABEN TUNNEL
Sinaloa Graben Diamond Drilling Plan
LA VERDOS RAMP
EL ABRA
Plaxtla River
DDH TGS-7-17
Julieta Vein
Ag Au m
481 3.73 2.22
0 2.5
Kilometres

          Also during the first trimester of 2010 diamond drilling from inside the mine from the 22nd and 25th levels has verified the presence of northeast-southwest and east-west striking narrow quartz filled structures (0.2 to 0.90 wide) in the Arana block carrying mineralization in the order of 300g Ag/t and 5g Au/t. A diamond drilling program on a 400 x 400 m grid commenced in April 2010 on this high grade gold zone.

          Based on past production and knowledge of the Favourable Zone, an Inferred Mineral Resource of 6.8 million tonnes has been estimated in the first trimester of 2010 in the Sinaloa Graben to contain some 1.1 million oz Au and 82.1 million oz Ag. The identification of these Mineral Resources indicate a long life to the mine and encourages further exploration and development of other areas of the mine.

Deposits and Mineralization

          The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

          As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years, however hydrothermal activity continued for at least another 5.0 million years. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

          The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 15 m, but average 1.5 m. They have been followed underground from a few metres in strike-length to more than 1,500 m. An example of a vein with mineralization in the Favourable Zone extending form more than 2,000m in the Tayoltita Mine, the San Luis Vein, is illustrated below.

          Three major stages of mineralization have been recognized in the district: 1) early stage; 2) ore forming stage; and 3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: 1) quartz-chlorite-adularia; 2) quartz-rhodonite; and 3) quartz-calcite.

          The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

          The ore shoots within the veins have variable strike lengths (5 to 600 m); however, most average 150 m in strike-length. Down-dip extensions of ore shoots are up to 200 m but are generally less than the strike length.

Sampling, Assaying and Security

          Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: 1) samples of the mineralized zones exposed by the mine workings; and 2) samples of the diamond drill core from the exploration/development drilling.

          Samples are also collected but on a less routine basis, from mine cars and from the blasted rock pile in a stope. Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

          Drill core samples after being sawn in half are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

          At each of the mines, the mine workings are sampled under the direction of the Geological Department initially across the vein, at 1.5 m intervals. Splits are also taken along the sample line to reflect geological changes. No sample length is greater than 1.5 m. Once the ore block has been outlined and the mining of the block begins the sample line spacing may be increased to 3.0 m. Sampling is done by chip-channel (the channel approximately 10 cm wide), cut across the vein. Sample chips of similar size are collected on a canvas sheet then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kg sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

          Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 g representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the DMSL mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.

          The procedures used by DMSL’s assay laboratories are those introduced by the former American mine owners. Certain steps have through time become somewhat slack and could be improved, perhaps through more rolling of the pulp sample for improved homogenization, better control of dust and rock chips in the crushing-grinding area, and air conditioning in the balance room for the bead weighing. The Technical Report indicates that the sample preparation, analysis and security process is without any serious problems, but that the introduction of a new program of quality control would be advantageous and helpful.

Mineral Resource and Mineral Reserve Estimates

          The Proven and Probable Mineral Reserves, estimated by DMSL as of December 31, 2009 for the three operating mines in the San Dimas district, Tayoltita, Santa Rita and San Antonio/Central Block are 5.589 million tonnes at 339 g Ag/ t and 4.80 g Au/t (see the below table). Similarly, an Inferred Mineral Resource, separately reported and estimated by DMSL, is about 15.166 million tonnes at an approximate grade of 317 g Ag/t and 3.31 g Au/t (see the below table).

          Rather than calculating Mineral Resources/Mineral Reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, DMSL estimates the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine Mineral Reserves. The minimum mining width is 0.9 m; however, on occasion where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the additional width required to meet 0.9 m.

          DMSL’s practice is to apply gold and silver correction factors to the grades as estimated for the in situ mineralization to correlate with the head grades of the mill feed. The correction factors account for losses in gold and silver values in the cut-and-fill mining method as well as for dilution.

Mineral Reserves of San Dimas Mines
(as of December 31, 2009)

	Metric			Total Contained Ounces
	Tonnes	(g Ag/t)	(g Au/t)	(Ag)	(Au)
Proven Reserves
Tayoltita	214,470	298	3.15	2,057,441	21,745
El Cristo	4,363	223	3.89	31,296	546
Tayoltita (Alto Arana)	12,178	288	1.98	112,575	774
Santa Rita	240,218	308	2.21	2,382,149	17,059
Block Central	1,523,050	394	6.63	19,302,321	324,625
San Vincente	17,687	217	4.51	123,517	2,566
Sinaloa Graben	1,616	189	3.13	9,802	163
Total Proven Reserves	2,013,582	371	5.68	24,019,101	367,477
Probable Reserves
Tayoltita	303,484	288	3.02	2,813,984	29,452
El Cristo	5,757	194	3.50	35,833	649
Tayoltita (Alto Arana)	7,962	283	2.71	72,475	693
Santa Rita	256,043	286	1.98	2,358,207	16,293
Block Central	976,544	374	5.91	11,753,388	185,600
San Vincente	22,246	219	4.66	156,418	3,336
Sinaloa Graben	3,098	189	3.13	18,794	312
Total Probable Reserves	1,575,134	340	4.67	17,209,099	236,336
Proven and Probable Reserves
Tayoltita	517,955	293	3.07	4,871,424	51,197
El Cristo	10,120	206	3.67	67,129	1,194
Tayoltita (Alto Arana)	20,140	286	2.27	185,051	1,467
Santa Rita	496,262	297	2.09	4,740,356	33,352
Block Central	2,499,594	386	6.35	31,055,710	510,226
San Vincente	39,932	218	4.60	279,935	5,902
Sinaloa Graben	4,714	189	3.13	28,596	474
Total Proven and Probable Reserves .	3,588,716	357	5.23	41,288,200	603,813
Probable Reserves by Diamond Drilling
Tayoltita	759,483	287	2.84	7,000,160	69,302
El Cristo	103,737	268	3.98	894,383	13,282
Tayoltita (Alto Arana)	15,247	157	4.66	77,071	2,286
Santa Rita	344,537	333	2.84	3,692,127	31,435
Block Central	693,179	314	5.57	7,005,725	124,237
San Vincente	3,304	208	2.50	22,093	266
Sinaloa Graben	80,847	378	6.54	981,525	17,010
Total Probable Reserves by Diamond Drilling	2,000,334	306	4.01	19,673,082	257,817
GRAND TOTAL Proven and Probable Reserves	5,589,050	339	4.80	60,901,283	861,630

_______________
Notes to Reserve Statement

(1)	Reserves were estimated as of December 31, 2009.

(2)	Cutoff grade based on total operating cost for Tayoltita, Santa Rita and Block Central (US$84.79/t).

(3)	All reserves are diluted, a mining recovery factor has not been applied, but the Technical Report estimates that the mining recovery will be approximately 90%.

(4)	The tonnage factor is 2.7 tonnes per cubic metre.

(5)	Cutoff values are calculated at a silver price of US$13.00 per troy ounce and US$825.00 per troy ounce for gold.

(6)	Rounding of figures may alter the sum of individual column.

Inferred Mineral Resources of San Dimas District Geology Department
(as of December 31, 2009)

						Content (Troy oz)
		%	Metric	Average Grade		(in Thousands)
Area	SG	Probability	Tonnes (in Millions)	(g Ag/t)	(g Au/t)	(Ag)	(Au)

Tayolita	2.70	30	6.765	306	2.90	66,618	632
Santa Rita	2.70	30	3.495	336	2.30	37,705	259
San Antonio	2.70	30	4.905	319	4.58	50,306	722
Total			15.166	317	3.31	154,629	1,612

          All Mineral Resources are diluted. Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

          The mines of DMSL in the San Dimas district consist of three underground gold and silver mining operations at Tayoltita, San Antonio (Central Block) and Santa Rita. With the current and near term mine plans, the Central Block is scheduled to provide the San Dimas mine production. Production is programmed to come from 10 veins (35 stopes) in the Central Block. With completion of the San Luis Tunnel, development of the Central Block has evolved to connect with the San Antonio mining area. This mining area is characterized by veins that dip 75™ with variable widths and is currently being developed as an important mining area for San Dimas. The typical mining operations employ mechanized cut-and-fill mining using load, haul and dump equipment. Primary access is provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita which has a capacity of 2,100 tpd. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to doré.

          The San Antonio Mill operation was put into care and maintenance in November 2003 with all milling consolidated to the Tayoltita Mill and all former San Antonio mine production considered part of the Central Block Mine operation.

          The production of the three mines of DMSL’s San Dimas Mining operations in 2009 was 673,311 tonnes at an average grade of 5.36 g Au/t and 249 g Ag/t for production of 113,018 oz gold and 5,093,385 oz silver at recoveries of 97.4% and 94.6%, respectively. In 2008, the production was 657,479 tonnes at an average grade of 4.25 g Au/t and 259 g Ag/t for production of 86,682 oz gold and 5,113,466 oz silver at recoveries of 97.2% and 93.9% respectively, and in 2007 production was 685,162 tonnes at an average grade of 6.27 g Au/t and 341 g Ag/t for a production of 132,898 oz gold and 6,911,482 oz silver at recoveries of 94.7% and 91.1% respectively.

          DMSL employs a combination of union and contracted workforce at the San Dimas operations with a total current workforce as of December 2009 of 1,071 with 654 at Tayoltita of which 234 are contracted, and 417 in the Central Block of which approximately 267 are contracted.

          The San Dimas district has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas. The Tayoltita Mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver. The mill currently has an installed capacity of 2,100 tpd. In 2009, the mill averaged 1,934 tpd.

          The following summarizes the performance of the San Dimas milling operations during 2009.

Tonnes milled	673,311
Grade Au (g/t)	5.36
Grade Ag (g/t)	248.7
Recovery (Au)	97.4%
Recovery (Ag)	94.6%
Recovered Oz (Au)	113,018
Recovered Oz (Ag)	5,093,385

          The Tayoltita mill presently employs two-stage crushing and two ball mills (12’ x 14’) that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant (“CCD”) circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two positive displacement pumps operating in parallel move a high density tailings (53% solids) slurry to a box canyon 1,847 m east and up 125 m from the mill site for permanent disposal. Refining uses an induction furnace to produce 1,000 oz gold and silver doré bars (average 96% pure).

          The Tayoltita Mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 1,500 tpd to replace the capacity required for shutdown of the San Antonio Mill. Currently the Tayoltita Mill is at 2,100 tpd.

          The 2,100 tpd expansion since 2003 included a new cone crusher and dust collection/system and the installation of a 1,000 hp ball mill providing two stage grinding. The expansion retrofitted a number of existing tanks for higher capacity for solid liquid separation. Included in the expansion was increased automation and process controls as well as a general upgrade of the plant power distribution and control system.

Las Truchas Hydro Generating Power Plant/ Line

          The construction of the Las Truchas hydro generated power line that began in 2005 has been completed. This 34 kVA power line from Las Truchas Dam, 42 km north of the San Dimas Mine, has expanded the former available power from 1.4 MW to 7.0 MW (Stage 1) and reduced power costs from 11 cents/kWh to 4 cents/kWh. More than US$33.0 million has been invested since 2005 (US$20.9 million in 2007) to complete Stage 1. Stage 1 involved both the relocation of the town at the dam site and the construction of a new power house. A possible Stage II to provide an additional 7 MW is under consideration by Mala Noche to further reduce operating costs at the mine. The face of the dam will be increased by Mala Noche to increase storage capacity to maintain power production during the dry season.

Tayoltita Tailings

          The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to tailings management as the scale of operations grew and storage areas were depleted. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. At that time the operation relied on 10 pumping stations to elevate the tailings to the containment site. The operation included the tailings line and solution return line on cable supports to cross the river valley without any provisions for spill containment in the event of a line failure.

         The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery.

          Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but WGM expects that it is impacted with higher suspended solids in periods of heavy rainfall. Under the current San Dimas plan, the Tayoltita Mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active Cupias tailings disposal dam. Since the acquisition by Wheaton River in 2002 significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

          During 2007, stages II and III of the AMEC (a geotechnical consulting company, based in Vancouver) remediation of the Tayoltita tailings dam were completed with the reinforcement of the dam bank with the compaction of 621,800 m3 of borrowed material. The 10 relay tailings pumping stations were replaced with three positive displacement pumps operating in parallel and a new tailings pumping system installed with the capacity to pump high density tailings (53% solids) a distance of 1,847 m and up a 125 m difference in elevation to the dam. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area.

          Construction of the initial phase of an earthen berm against the downstream side of the dam had been completed to increase the safety factor of the containment structure. During the past year, the most important works were the construction of two basins in the back of the dam with a 50,000 m3 capacity to collect and neutralize the “contact water” (the water that falls on the dam) that could contaminate the dry tailings deposited and a second basin (in series with the previous basin) in case that the first basin’s capacity is exceeded. A perimeter wire fence was also constructed around the tailings dam area to neutralize the contact water dam area to limit the access by persons and animals. The project includes the construction of a seepage drainage and collection channel below the dam.

San Antonio Tailings

          Due primarily to the exhausted capacity of the tailings dam, the San Antonio Mill operation was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area, and possible erosion due to a flood event in the adjacent river.

          Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work has been initiated while options to close and reclaim the tailings dam were studied. DMSL has now received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after the submittal of an environmental assessment that demonstrated the validity of the plan. A scale model was developed that through a series of tests determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock filled berm began with about 60% completed, however the rains and lack of an access road significantly affected progress.

          During 2008, the works were completed with a cover of compacted concrete on the dam face that will form a three step waterfall in the case of a maximum flow of water (rainfall). The present hydraulic dam design was confirmed during 2008 through a series of tests.

          Presently the dam is in a monitoring phase to determine if existing tailings displacements can physically affect the concrete. To-date some vertical displacement (settling of the material) during the rainy season has been detected. It is anticipated that this monitoring would require about six months.

          Capital expenditures for environmental purposes since 2004 have totaled approximately US$10.7 million at Tayoltita/Cupias and US$9.6 million at San Antonio.

Capital and Operating Costs

          Major capital investment in the San Dimas Mines is forecast to total approximately US$15.3 million in 2010. Mala Noche intends to raise annual production from 665 thousand tonnes of ore per year in the first year to 700 thousand tonnes in year three, or approximately 100 tonnes per day. Over the next five years major capital expense amounts to approximately US$7.3 million while sustaining capital amounts to approximately US$12.4 million, exploration totals approximately US$28.6 million and underground development totals approximately US$29.1 million. Over the next five years total capital expense is projected to average approximately US$15.5 million per year.

          The San Dimas budget for Year 1 anticipates an operating cost of US$76.17 per tonne milled plus US$23.03 in capital costs per tonne milled, for a total of US$99.20 per tonne milled. The operating costs in Year 1 are projected to include US$29.06 per tonne of ore for salaries and wages; US$13.72 for mine supplies; US$9.22 for mill and plant supplies and repairs; and US$24.17 per tonne for other costs. This is equivalent to a cash operating cost of US$53.42 per ounce of gold production after silver credits in Year 1 and US$60.43 per gold ounce produced over the next five years. Analysing the costs on a co-product basis shows that the average operating cost for gold produced is US$337 per ounce of gold (average revenue US$900/oz) and the average operating cost for silver production is US$2.37 per ounce of silver (average blended revenue US$6.54/oz) . On a gold equivalent basis, the average operating cost per ounce of gold equivalent is US$337 per ounce of gold equivalent production. The gold equivalent ounces contributed by the silver production were calculated on a weighed basis to account for the two streams of revenue, namely the silver sold under the Silver Wheaton agreement at an average price of US$4.17/oz and the silver sold on a projected spot basis of US$15/oz. The total projected precious metal production over the next five years is 537,000 gold ounces and 35.5 million silver ounces or 250,000 gold equivalent ounces, yielding a total of 787,000 total gold equivalent ounces.

          The authors of the San Dimas Technical Report reviewed the Mala Noche estimates and believe that they are realistic. The San Dimas district has a higher cost structure than normal due to the remote location of the operations and required townsite infrastructure.

Cash Flow Analysis

          The following table outlines pre-tax net cash flow calculations at the San Dimas Mines. The pre-tax cash flow analysis has been prepared based on Mala Noche estimates of San Dimas production (including tonnes, grades and recoveries) and capital and operating costs, and estimates of reasonable gold and silver prices going forward with allowances for silver sold forward to Silver Wheaton. The results show that San Dimas will produce a net cash flow of US$373 million before taxes over five years. This cash flow will be generated by mining and processing 3.253 million tonnes of Proven and Probable reserves and (in years four and five) 0.176 million tonnes of Inferred Resources.

San Dimas Mines
Pre-tax Net Cash Flow Calculation

		Total/	Year	Year	Year	Year	Year
	Units	Average	1	2		4	5

PRODUCTION
Tayoltita
Proven & Probable
Ore Mined & Milled	t	612,100	116,000	121,000	77,500	160,000	137,600
Silver Grade	g/t	289	289	289	289	289	289
Gold Grade	g/t	2.93	2.93	2.93	2.93	2.93	2.93
Resources
Ore Mined & Milled	t	63,000	—	—	—	13,000	50,000
Silver Grade	g/t	306	—	—	—	306	306
Gold Grade	g/t	2.90	—	—	—	2.90	2.90
Central Block
Proven & Probable
Ore Mined & Milled	t	2,116,500	420,000	430,000	445,000	406,500	415,000
Silver Grade	g/t	371	371	371	371	371	371
Gold Grade	g/t	6.18	6.18	6.18	6.18	6.18	6.18
Santa Rita
Proven & Probable
Ore Mined & Milled	t	307,000	75,000	42,000	140,000	50,000	—
Silver Grade	g/t	312	312	312	312	312	—
Gold Grade	g/t	2.40	2.40	2.40	2.40	2.40	—
Resources
Ore Mined & Milled	t	60,000	—	—	—	15,000	45,000
Silver Grade	g/t	336	—	—	—	336	336
Gold Grade	g/t	2.30	—	—	—	2.30	2.30
El Cristo
Proven & Probable
Ore Mined & Milled	t	95,000	25,000	20,000	20,000	20,000	10,000
Silver Grade	g/t	263	263	263	263	263	263
Gold Grade	g/t	3.95	3.95	3.95	3.95	3.95	3.95
San Vicente
Proven & Probable
Ore Mined & Milled	t	34,500	12,000	20,000	2,500	—	—
Silver Grade	g/t	217	217	217	217	—	—
Gold Grade	g/t	4.44	4.44	4.44	4.44	—	—
Sinaloa Graben
Proven & Probable
Ore Mined & Milled	t	66,000	15,000	17,000	10,000	12,000	12,000
Silver Grade	g/t	374	374	374	374	374	374
Gold Grade	g/t	6.42	6.42	6.42	6.42	6.42	6.42
Tayoltita (Alto Arana)
Proven & Probable
Ore Mined & Milled	t	22,000	2,000	15,000	5,000	—	—
Silver Grade	g/t	230	230	230	230	—	—
Gold Grade	g/t	3.30	3.30	3.30	3.30	—	—
San Antonio
Resources
Ore Mined & Milled	t	53,900	—	—	—	23,500	30,400
Silver Grade	g/t	319	—	—	—	319	319
Gold Grade	g/t	4.58	—	—	—	4.58	4.58
Totals
Proven & Probable
Ore Mined & Milled		3,253,100	665,000	665,000	700,000	648,500	574,600
Silver Grade	t	344	343	341	345	343	349
Gold Grade	g/t	5.11	5.07	5.17	4.98	5.02	5.37
Resources	g/t
Ore Mined & Milled	t	176,900	—	—	—	51,500	125,400
Silver Grade	g/t	320	—	—	—	321	320
Gold Grade	g/t	3.21	—	—	—	3.49	3.09
Total Mined & Milled
Ore Mined & Milled	t	3,430,000	665,000	665,000	700,000	700,000	700,000
Silver Grade	g/t	343	343	341	345	341	344
Gold Grade	g/t	5.02	5.07	5.17	4.98	4.91	4.96

San Dimas Mines
Pre-tax Net Cash Flow Calculation (continued)

		Total/	Year	Year	Year	Year	Year
	Units	Average	1	2	3	4	5

METAL PRICES
Silver	US$/oz	15.00	15.00	15.00	15.00	15.00	15.00
Gold	US$/oz	900.00	900.00	900.00	900.00	900.00	900.00
REVENUE
Silver
Silver Recovery	%	94%	94%	94%	94%	94%	94%
Silver Production	kg	1,105,815	214,252	213,330	227,263	224,520	226,450
	ozs	35,552,763	6,888,365	6,858,706	7,306,689	7,218,479	7,280,523
Revenue at fixed price	k US$	115,899	21,131	21,324	22,513	22,597	28,334
Plus: Silver Revenue at World Price	k US$	116,646	25,413	25,190	28,550	27,889	9,604
Total Silver Revenue	k US$	232,545	46,544	46,514	51,063	50,486	37,938
Gold
Gold Recovery	%	97%	97%	97%	97%	97%	97%
Gold Production	kg	16,689	3,270	3,337	3,380	3,334	3,369
	ozs	536,569	105,129	107,271	108,656	107,205	108,307
Total Gold Revenue	k US$	482,912	94,616	96,544	97,790	96,484	97,477
Total Metal Revenue	k US$	715,457	141,160	143,058	148,853	146,970	135,415
Less: Refining Costs	k US$	7,754	1,504	1,500	1,592	1,572	1,586
Net Metal Revenue	k US$	707,702	139,657	141,558	147,261	145,398	133,829
OPERATING COSTS
Salaries & Wages	k US$	96,625	19,325	19,325	19,325	19,325	19,325
Mine Supplies	k US$	47,055	9,123	9,123	9,603	9,603	9,603
Mill & Plant Supplies & Repairs .	k US$	31,639	6,134	6,134	6,457	6,457	6,457
Contract services	k US$	23,950	4,790	4,790	4,790	4,790	4,790
Fuel & Electricity	k US$	14,984	2,905	2,905	3,058	3,058	3,058
Rental Equipment	k US$	11,641	2,257	2,257	2,376	2,376	2,376
Insurance	k US$	8,150	1,630	1,630	1,630	1,630	1,630
Freight & Handling	k US$	4,364	846	846	891	891	891
Other	k US$	18,807	3,646	3,646	3,838	3,838	3,838
Total Operating Costs	k US$	257,215	50,656	50,656	51,967	51,967	51,967
Net Cash Operating Profit	k US$	450,487	89,000	90,901	95,294	93,430	81,861
Net Cash Flow to Mala Noche
Net Cash Operating Profit	k US$	450,487	89,000	90,901	95,294	93,430	81,861
Less: Capital Expenditures
Major projects	k US$	7,273	2,773	2,000	—	1,000	1,500
Sustaining	k US$	12,370	4,746	1,859	2,017	1,941	1,807
Exploration	k US$	28,567	3,272	6,312	6,690	6,388	5,904
Underground development	k US$	29,058	4,523	5,839	6,496	6,296	5,904
Total Capital Expenditures	k US$	77,268	15,314	16,010	15,204	15,625	15,115
Net Cash Flow to Mala Noche	k US$	373,219	73,686	74,891	80,090	77,805	66,746
Net Present Value	k US$		2.5%	351,336		5.0%	331,590
			7.5%	313,715		10.0%	297,484

          The net cash flow calculation for the San Dimas Mines has been prepared on a pre-tax basis due to the complexities associated with modeling the Company’s tax attributes. The Company anticipates that the San Dimas Mines will be subject to the regular Mexican corporate tax regime and will not be affected by the minimum tax. The currently enacted corporate tax rate in Mexico is 30% for 2010 to 2012, 29% for 2013, and 28% for 2014 and subsequent taxation years. Actual income taxes payable by the San Dimas Mine will be computed based on gold and silver spot prices when production is sold, notwithstanding that the San Dimas Mine is obligated to receive a lower amount in connection with certain forward contracts on silver. The San Dimas Mine is not entitled to a deduction for the difference between the spot price and the forward contract price.

          The following table summarizes the life of mine plan.

Summary of San Dimas, 5-Year Life of Mine

Description

Ore Mined & Milled
Proven & Probable
Ore Mined & Milled		3,253,100		tonnes
Silver Grade		344.2		g/t
Gold Grade		5.11		g/t
Inferred Resources
Ore Mined & Milled		176,900		tonnes
Silver Grade		320.1		g/t
Gold Grade		3.21		g/t
Total Mined &Milled
Ore Mined & Milled		3,430,000		tonnes
Silver Grade		343.0		g/t
Gold Grade		5.02		g/t
Metal Recoveries
Silver		94%
Gold		97%
Metal Production		kgs		ozs
Silver		1,105,800		35,552,000
Gold		16,700		537,000
Metal Prices
Silver		$15.00		/oz
Gold		$900		/oz
Revenues	$		$	/t ore
Silver		$232,500,000		$71.47
Gold		$482,900,000		$148.44
Total		$715,400,000		$219.91
Refining Costs		$7,800,000		$2.40
Operating Costs		$257,200,000		$79.06
Capital Costs		$77,300,000		$23.76
Net Cash Flow		$373,200,000		$114.72
Net Present Value Disc. @: 2.50%		$351,300,000		$107.99
5.00%		$331,600,000		$101.93
7.50%		$313,700,000		$96.43
10.00%		$297,500,000		$91.45

          See “Acquisition of the San Dimas Mines — Mala Noche After the Acquisition — Silver Purchase Agreements” for a description of the silver purchase agreements relating to production from the San Dimas Mines.

          In order to determine the viability of the San Dimas Mines, authors of the San Dimas Technical Report examined gold and silver prices. The average three year gold price, based on the London Bullion Market Second Fix was approximately US$900 per oz at the end of the last week in April, 2010. In addition, the silver price based on the same criteria was US$15.00/oz. At June 1, 2010 the London Bullion Market gold price P.M. fixing was US$1227.75/oz while the silver price fixing was US$18.30/oz.

          The San Dimas Technical Report assumes a base gold price of US$900/oz and a base silver price of approximately US$4.00/oz for the silver sold under the Silver Wheaton agreement and US$15.00/oz for silver sold on the spot market. At these prices, the project returns a pre-tax net cash flow of US$373 million over five years and net of a total capital investment of US$77.3 million. As illustrated below, the authors of the San Dimas Technical Report have also tested the sensitivity of the San Dimas Mines’ net cash flow to changes in gold price, silver price, operating costs and capital costs. When the gold price is reduced by 25% from US$900/oz to US$675/oz, the project returns a net cash flow of US$252 million before tax. Similarly, a 25% reduction of the silver price (to US$11.25/oz) reduces the pre-tax net cash flow to US$344 million. A combined reduction of gold and silver prices by 25% leads to a pre-tax net cash flow of US$223 million, a reduction of US$150 million. The pre-tax net cash flow is much less sensitive to changes in operating and capital costs. An increase of 25% in operating costs reduces the pre-tax net cash flow by US$64 million to US$309 million, while an increase in capital costs only reduces pre-tax net cash flow by US$19 million to US$354 million.

Recommendations

          The San Dimas Technical Report concludes that profitable operations at the San Dimas Mines should be sustainable for at least the next five years. Based on the operating history of the San Dimas Mines, the potential for additional reserves being found on current land holdings, and the high success rate in turning the Inferred Mineral Resources into Mineral Reserves, the San Dimas Technical Report concludes that it is also probable that profitable operations will be extended much beyond this five year period.

          In addition to the general conclusion on the future viability of the San Dimas operations, the San Dimas Technical Report makes the following conclusions:

  total Proven and Probable Mineral Reserves estimated as of December 31, 2009, for the seven operating mining units of DMSL’s three operating mines are 5.589 million tonnes at a grade of 339 g Ag/t and 4.80 g Au/t;

  the procedures used by DMSL to estimate the Mineral Reserves are reasonable and the reserves fairly represent the tonnage and grade that can be expected from an operation;

  total Inferred Mineral Resources, estimated as of December 31, 2009, for the same seven mining units of the three operating mines, and not included in the Mineral Reserves stated above, are approximately 15.166 million tonnes at an approximate grade of 317 g Ag/t and 3.31 g Au/t;

  the procedures used by DMSL to estimate the Inferred Mineral Resources are reasonable and the Inferred Resource estimate represents a reasonable expectation of potential;

  the experience and capabilities of the DMSL management team are regarded as excellent and important elements in the success of current and future operations;

  the potential for exploration, both on active mining properties as well as on exploration holdings, to expand the reserve base to both support and expand operations is excellent;

  future operations will incur additional capital and operating costs for management of tailings sites as well as remediation of existing sites;

  opportunities for future reductions in operating costs will be possible with capital investment in mining and processing equipment as well as changes to operating practices;

  DMSL operations at the San Dimas Mines have grown gradually over time where capital expenditures have been justified on short term planning and assessments. This has resulted in “add on” style expansions and a variety of equipment sizes and types that reduces some efficiencies in operations and maintenance that could otherwise be realized with longer term planning;

  an economic analysis of the Proven and Probable Reserves of the operations has demonstrated that the reserves can be mined and processed at a profit; and

  a review of production and costs for 2007 and 2008 has demonstrated that the April 2010 economic analysis is valid.
  The following additional observations and conclusions are provided by the San Dimas Technical Report:

  the capital investment made available for exploration has resulted in the development of significant new mining areas in the San Dimas district that have substantially increased the grades being mined;

  the capital investment in mining equipment and the process plant have allowed the mine to develop the new areas and bring them into production quickly;

  DMSL management has made considerable progress in implementing safer practices in the underground operations by introducing rock mechanics expertise and modern ground control techniques to reduce the risks inherent in the operations;

  substantial progress has been made in improving tailings management, in on site awareness of the international guidelines in regard to tailings dams, and in introducing lower risk techniques to generally upgrade this aspect of the operations;

  site management has ongoing focus on reducing costs and improving the efficiencies of the operations through a very thorough data collection and reporting system; and

  extensive exploration and development works have been commenced in an attempt to increase the Mineral Resources/Reserves and production.

FINANCIAL INFORMATION

          Included in this Prospectus are the following financial statements:

  Audited carve out combined financial statements of the operations to be acquired by Mala Noche consisting of a combined balance sheet as at December 31, 2009 and 2008, and the combined statements of operations and net investment and cash flows for each of the years in the three-year period ended December 31, 2009 and the related notes, together with the auditors’ report dated June 2, 2010;

  Unaudited interim carve out combined financial statements of the operations to be acquired by the Company consisting of a combined balance sheet as at March 31, 2010 and the combined statements of operations and net investment and cash flows for the three months ended March 31, 2010 and 2009 and the related notes; and

  Unaudited pro forma consolidated financial statements of the Company, which give effect to the Acquisition and consist of a pro forma consolidated balance sheet as at March 31, 2010, and pro forma consolidated statements of operations for the three months ended March 31, 2010 and for the year ended December 31, 2009, together with the notes thereon.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE SAN DIMAS OPERATIONS

Overview

          The operations relating to the San Dimas Mines to be acquired by Mala Noche (the “San Dimas Operations”) reflect gold and silver production from the operation, exploration and development of the San Dimas Mines. Operating cash flows of the San Dimas Operations are primarily from the sale of gold and silver. At December 31, 2009 and March 31, 2010, the only producing mining properties of the San Dimas Operations were the San Dimas Mines.

Presentation of Financial Statements

          The San Dimas Operations are comprised of:

  as an asset acquisition, the San Dimas mining operations; an airplane and a helicopter used in the support of the San Dimas operations; the assets related to the service company Minas de San Luis, SA de CV; the newly finished hydro electric generation project known as Las Truchas; and the Ventanas project (in which Mala Noche currently holds an interest). These operations have been managed by DMSL throughout the reported periods; and

  all of the issued and outstanding shares in the capital of Silver Trading.

          The combined financial statements for the San Dimas Operations set out the assets, liabilities, revenues, expenses, and cash flows of the San Dimas mining operations and related assets and the silver purchase agreement with Silver Wheaton and SW Caymans that are to be acquired by Mala Noche pursuant to the Acquisition as at and for the periods shown. The combined financial statements have been carved out from Goldcorp’s consolidated financial statements as at and for the periods shown.

          Intercompany transactions and resulting balances between the San Dimas Operations and related assets and the silver purchase agreement with Silver Wheaton have been eliminated. All other intercompany balances, which includes current and future income tax balances of the San Dimas Operations at December 31, 2009 and 2008 have been recorded as part of Goldcorp’s net investment in the San Dimas Operations. Amounts recorded in Goldcorp statements of operations that are attributable to the San Dimas Operations (for example stock-based compensation related to employees of the San Dimas mining operations; foreign exchange on future income tax balances related to the San Dimas mining operations denominated in the Mexican peso) have been allocated to these carve out combined financial statements.

Summarized Annual Results

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2009	2008	2007
	(US$)	(US$)	(US$)
	(other than operating data)
Operating Data
Tonnes of ore milled	673,300	657,500	704,100
Average mill head grade (grams/tonne)
— Gold.	5.36	4.29	6.37
— Silver	249	261	344
Average recovery rate (%)
— Gold.	97%	97%	95%
— Silver	95%	94%	91%
Produced (ounces)
— Gold.	113,000	86,700	135,300
— Silver	5,093,400	5,113,500	6,934,600
Sold (ounces)
— Gold.	113,000	88,800	135,300
— Silver	5,103,600	5,237,200	6,913,000
Average realized price (per ounce)
— Gold. .	$982	$870	$691
— Silver(1)	$4.02	$3.96	$3.91
Total cash cost (by-product) per ounce of gold(2)	$344	$454	$199
Total cash cost (co-product) per ounce of gold(3)	$439	$532	$305
Financial Data (in thousands)
Assets (as at December 31)
— Mining Interests	$539,026	$561,913	—
— Total Assets	$554,457	$575,916	—
Total Liabilities (as at December 31)	$18,874	$16,146	—
Revenues	$124,393	$91,905	$114,941
Operating expenses	$59,378	$61,019	$53,939
Depreciation and depletion	$41,638	$29,184	$40,382
Earnings from mining operations	$23,377	$1,702	$20,620
Net (loss) income	$(16,486)	$35,995	$18,102
Expenditures on mining interests	$22,114	$32,086	$49,122
Operating cash flows before working capital changes(4)	$33,476	$16,626	$41,635
_______________
(1)	Silver was sold to SW Caymans at a price of US$4.04 per ounce (US$4.02 prior to November 2009, and US$3.95 prior to November 2008).

(2)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. Total cash cost (by product) per ounce is a non- GAAP financial measure. Refer to “Non-GAAP Measures — Total Cash Costs (By-Product) per Gold Ounce Calculation” below for a reconciliation to operating expenses.

(3)

Total cash cost (co-product) per ounce is a non-GAAP financial measure. Refer to “Non-GAAP Measures — Total Cash Costs (Co-Product) per Gold Ounce Calculation” below for a reconciliation to operating expenses.

(4)

Operating cash flows before working capital changes is a non-GAAP measure that the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations. Refer to “Non-GAAP Measures — Operating Cash Flows before Working Capital Changes Calculation” below for a reconciliation to cash provided by operating activities.

Year ended December 31, 2009

Highlights

          Gold production for 2009 was 30%, or 26,300 ounces, more than in 2008 due to the mining of additional high grade stopes in the Roberta and Robertita veins in the Central Block area. Silver production for 2009 was consistent with production for 2008. In comparison to 2008, San Dimas experienced 25% higher and 5% lower grades for gold and silver, respectively, and 2% higher tonnage due to ore from exploration drifting.

          Positive exploration results were obtained throughout 2009 with three veins confirmed in the Sinaloa Graben Block (Julieta, North Sinaloa and Robertita).

          The San Francisco tunnel was completed during the third quarter of 2009 and is now in use and providing operating efficiencies in ore haulage. The San Luis Bridge was completed during the fourth quarter of 2009 and represents the first stage of the new waste rock dump expected to be completed by 2012.

Results of Operations

          Net loss for 2009 was US$16.5 million compared to net earnings of US$36.0 million in 2008. Compared to 2008, 2009 results were impacted significantly by the following factors:

  revenues increased by US$32.5 million, or 35%, primarily due to a US$33.7 million increase in gold revenues resulting from a US$112 per ounce increase in realized gold prices and a 27% increase in gold sales volume, offset by a 3% decrease in silver sales volume;

  operating expenses decreased by US$1.6 million, or 3%, primarily as a result the positive impacts of lower energy and fuel costs as a result of operating the Las Truchas hydro-electric plant for the full year versus seven months of 2008 and the weakening of the Mexican peso by 21% in 2009, partly offset by higher employee costs, maintenance, insurance and consumables due to increased tonnage;

  foreign exchange loss of US$17.9 million, compared to a foreign exchange gain of US$56.1 million for 2008, which was primarily unrecognized and associated with the translation of future income taxes, and was the result of the volatility of the Mexican peso during 2009;

  depreciation and depletion increased by US$12.5 million, or 43%, primarily as a result of the 30% increase in gold production, since depletion is recorded on a units of production basis and increased depreciation related to the start up of the Las Truchas hydro power generation facility in mid-2008; and

  income taxes increased to US$23.1 million (US$26.0 million current) in 2009 from US$21.5 million (US$25.5 million current) in 2008. The increase is primarily the result of recording a US$4.3 million increase to future income tax liabilities due to changes in Mexican tax legislation recognized in 2009 and the foreign exchange impact on future income taxes of US$2.4 million in 2009, versus a decrease of US$12.0 million on future income taxes in 2008. These items more than offset the US$14.3 million tax impact of the decrease in earnings before income taxes due to foreign exchange impacts. The losses on selling silver to SW Caymans at fixed prices less than spot are recognized in Barbados. However, the silver sales are recorded at prevailing spot rates for Mexican tax purposes. Since the Barbados tax losses are not deductible against Mexican taxable income, the realized tax rate for the San Dimas operations is generally higher than the Mexican statutory rate.

          Expenditures on mining interests decreased by US$10.0 million, or 31%, due to the focus on key development projects, in line with Goldcorp’s 2009 plan, and the reduction in expenditures resulting from the completion of the Las Truchas hydroelectric facility in 2008.

          Operating cash flows before working capital adjustments amounted to US$33.5 million for 2009, compared to US$16.6 million in 2008, an increase of US$16.9 million. Compared to 2008, operating cash flows before working capital adjustments were significantly impacted by the following factors:

  US$34.1 million in increased cash flows resulting from the US$32.5 million increase in revenue and the $1.6 million decrease in operating expenses compared to 2008 described above; and

  partly offset by the impact of the realized foreign exchange loss of US$7.3 million in 2009, compared with a realized gain of US$12.5 million in 2008.

     Total cash costs (by-product) were lower at US$344 per ounce for 2009, as compared to US$454 per ounce in 2008. The decrease in cash costs, on a per ounce basis, was primarily due to the impact of the higher gold production noted above, and a 21% weaker average Mexican peso during 2009 compared to 2008.

Year ended December 31, 2008

Highlights

          Gold and silver production for 2008 were 36%, or 48,600 ounces and 26%, or 1.8 million ounces less, respectively, than in 2007 due to lower ore grade from the Roberta and Robertita veins and the lack of availability of high grade stopes under development in the Central Block. In comparison to 2007, however improvements to the process plant helped the overall recovery performance and resulted in a 2% and 3% recovery increase for gold and silver, respectively.

          Las Truchas started operations in June 2008 providing 7 MW of low cost energy for the second half of the year, and providing significant savings in energy costs of US$300,000 per month. Exploration continued in many veins in the district mainly in the Central Block area, the West Block and the Arana Hanging Wall area.

Results of Operations

          Net earnings for 2008 were US$36.0 million, compared to US$18.1 million for 2007. Compared to 2007, the 2008 results were impacted significantly by the following factors:

  revenues decreased by US$23.0 million, or 20% due to a decrease in sales of 46,500 ounces (34%) and 1,675,800 ounces (24%) of gold and silver respectively. These decreases in sales volumes were partly offset by an increase in average realized gold prices of US$179 per ounce (26%);

  operating expenses increased by US$7.1 million primarily due to increased employee and insurance costs; and

  foreign exchange gain of US$56.1 million, compared to a foreign exchange gain of US$18.5 million for 2007, which was primarily unrecognized and associated with the translation of future income taxes, and was the result of the weakening of the Mexican peso during 2008.

          Operating cash flows before working capital adjustments were US$16.6 million for 2008, compared to US$41.6 million in 2007, a decrease of US$25.0 million. Compared to 2007, operating cash flows before working capital adjustments were significantly impacted by the following factors:

  US$30.1 million in decreased cash flows resulting from the US$23.0 million decrease in revenues and the US$7.1 million increase in operating expenses compared to 2007 described above;

  US$4.1 million in lower realized gains on foreign exchange of US$12.5 million, compared to $16.6 million in 2007; and

  partly offset by the impact of US$5.0 million lower current taxes in 2008 (US$25.5 million in 2008, compared to US$30.5 million in 2007) and an increase in other income (expense) in 2008 of US$5.6 million primarily due to interest income on balances with related parties of US$0.6 million in 2008, compared to an expense of US$3.6 million in 2007.

         Total cash costs (by-product) were higher at US$454 per ounce for 2008, as compared to US$199 per ounce in 2007. The increase in cash costs, on a per ounce basis, was primarily due to the impact of the lower gold and silver production and the increase in operating expenses described above.

Summarized Quarterly Results

	Three Months	Three Months
	Ended	Ended
	March 31, 2010	March 31, 2009
	(US$)	(US$)
	(other than operating data)
Operating Data
Tonnes of ore milled	145,300	164,100
Average mill head grade (grams/tonne)
— Gold	5.47	5.40
— Silver .	273	266
Average recovery rate (%)
— Gold	98%	97%
— Silver .	94%	94%
Produced (ounces)
— Gold	24,900	27,600
— Silver .	1,205,800	1,323,000
Sold (ounces)
— Gold	24,900	28,000
— Silver .	1,205,700	1,352,300
Average realized price (per ounce)
— Gold	$1,104	$913
— Silver(1)	$4.04	$4.02
Total cash cost (by-product) per ounce of gold(2)	$423	$257
Total cash cost (co-product) per ounce of gold(3)	$526	$372
Financial Data (in thousands)
Assets (as at March 31)
— Mining Interests .	$533,772	—
— Total Assets .	$541,410	—
Total Liabilities (as at March 31)	$18,274	—
Revenues .	$32,367	$31,125
Operating Expenses	$15,404	$12,631
Depreciation and depletion	$9,173	$9,445
Earnings from mining operations	$7,790	$9,049
Net (loss) earnings	$(2,150)	$6,364
Expenditures on mining interests .	$3,280	$3,502
Operating cash flows before working capital changes(4)	$14,882	$9,053
_______________
(1)	Silver was sold to SW Caymans at a price of US$4.04 per ounce (US$4.02 prior to November 2009 and US$3.95 prior to November 2008).

(2)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. Total cash cost (by product) per ounce is a non- GAAP financial measure. Refer to “Non-GAAP Measures — Total Cash Costs (By-Product) per Gold Ounce Calculation” below for a reconciliation to operating expenses.

(3)

Total cash cost (co-product) per ounce is a non-GAAP financial measure. Refer to “Non-GAAP Measures — Total Cash Costs (Co-Product) per Gold Ounce Calculation” below for a reconciliation to operating expenses.

(4)

Operating cash flows before working capital changes is a non-GAAP measure that the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations. Refer to “Non-GAAP Measures — Operating Cash Flows before Working Capital Changes Calculation” below for a reconciliation to cash provided by operating activities.

Three Months Ended March 31, 2010 and 2009

Highlights

          Gold and silver production for the first quarter of 2010 were 10%, or 2,700 ounces, and 9%, or 117,200 ounces, respectively, less than in the first quarter of 2009 mainly due to lower tonnage from higher grade areas in the Roberta and Robertita zones and less development. In comparison to the first quarter of 2009, San Dimas experienced 11% lower tonnage, partially offset by 1% and 3% higher gold and silver grades, respectively.

          Positive exploration results were obtained during the first quarter of 2010 including interceptions in the Roberta vein and in the North Sinaloa vein. The tunnels that serve as the main haulage levels for the Sinaloa Graben and Central Block areas were completed during the first quarter of 2010.

Results of Operations

          Net loss for the first quarter of 2010 was US$2.2 million, compared with net earnings of US$6.4 million in the first quarter of 2009. Compared to the first quarter of 2009, net earnings for the first quarter of 2010 were impacted significantly by the following factors:

  revenues increased by US$1.2 million, or 4%, primarily due to a US$1.8 million increase in gold revenues resulting from a US$191 per ounce increase in realized gold prices, offset by a 11% decrease in gold sales volume and a US$0.6 million decrease in silver revenues primarily resulting from a 11% decrease in silver sales volumes;

  operating expenses increased by US$2.8 million, or 22%, primarily due to the increase from the strengthening of the Mexican peso by 11% compared to the first quarter of 2009;

  foreign exchange loss of US$7.8 million, compared to a foreign exchange gain of US$5.7 million for the first quarter of 2009, which was primarily unrecognized and associated with future income taxes; and

  depreciation and depletion decreased by US$0.3 million, or 3%, consistent with the lower production.

         Expenditures on mining interests were consistent with the first quarter of 2009, with a decrease of US$0.2 million or 6%.

          Operating cash flows before working capital changes for the first quarter of 2010 were US$14.9 million compared to US$9.1 million for the first quarter of 2009, an increase of US$5.8 million. Compared to the first quarter of 2009, operating cash flows before working capital adjustments were significantly impacted by the following factors:

  a US$7.9 million decrease in current tax expense primarily due to the impact of foreign exchange losses on taxable income; and

  the US$2.8 million increase in operating expenses, partly offset by the US$1.2 million increase in revenue.

          Total cash costs (by-product) were higher at US$423 per ounce for the first quarter of 2010, as compared to US$257 per ounce in the first quarter of 2009. The increase in cash costs, on a per ounce basis, was primarily due to the impact of lower gold and silver production and the increase in operating expenses described above.

Non-GAAP Measures

Total Cash Costs (By-Product) per Gold Ounce Calculation

          The Company has included total cash costs (by-product) per ounce, which is a non-GAAP performance measure in this discussion of the San Dimas Operations. The San Dimas Operations reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning prescribed by GAAP. The San Dimas Operations follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the San Dimas Operations’ performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver revenues from operating cash costs. The following table provides a reconciliation of total cash costs (by-product) per ounce to the combined financial statements:

	Three months	Three months
	ended	ended	Year ended	Year ended	Year ended
	March 31,	March 31,	December 31,	December 31,	December 31,
	2010	2009	2009	2008	2007
		(in thousands of US$)
		(other than ounces of gold sold and costs per ounce)
Operating expenses per combined financial statements	$15,404	$12,631	$59,378	$61,019	$53,939
By-product silver sales	$(4,871)	$(5,436)	$(20,516)	$(20,739)	$(27,030)
Non-cash and other adjustments
Total cash costs (by-product)	$10,533	$7,195	$38,862	$40,280	$26,909
Divided by ounces of gold sold	24,900	28,000	113,000	88,800	135,300
Total cash costs (by-product) per ounce of gold(1)	$423	$257	$344	$454	$199
_______________
(1)

Cash costs (by-product) per ounce of gold reported for the San Dimas mines by Goldcorp for the three months ended March 31, 2010 and 2009, and the years ended December 31, 2009, 2008 and 2007 were US$374, US$257, US$287, US$405 and US$238 respectively. The cash costs presented in this table are derived from the carve out statements of the San Dimas Operations to be acquired by Mala Noche and as such contain certain inter-company transactions that are reversed for Goldcorp’s consolidated reporting.

Total Cash Costs (Co-Product) per Gold Ounce Calculation

          The Company has included total cash costs (co-product) per ounce, which is a non-GAAP performance measure, in this discussion of the San Dimas Operations. The San Dimas Operations reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning prescribed by GAAP. The San Dimas Operations follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the San Dimas Operations’ performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Cash costs on a co-product basis are computed by allocating cash costs separately to metals using a ratio based on gold revenues as a proportion of total revenues. The following table provides a reconciliation of total cash costs (co-product) per ounce to the combined financial statements:

	Three months	Three months
	ended	ended	Year ended	Year ended	Year ended
	March 31,	March 31,	December 31,	December 31,	December 31,
	2010	2009	2009	2008	2007
	(in thousands of US$)
	(other then gold sales in ounces and total cash costs per ounce)
Revenues per combined financial statements .	$32,367	$31,125	$124,393	$91,905	$114,941
Less revenues from sales of silver	$(4,871)	$(5,436)	$(20,516)	$(20,739)	$(27,030)
Revenues from sales of gold	$27,496	$25,689	$103,877	$71,166	$87,911
Revenues from sales of gold as a percentage of total revenues	85.0%	82.5%	83.5%	77.4%	76.5%
Operating expenses	$15,404	$12,631	$59,378	$61,019	$53,939
Operating expenses attributed to gold(1)	$13,086	$10,425	$49,585	$47,250	$41,254
Gold sales, in ounces	24,900	28,000	113,000	88,800	135,300
Total cash cost (co-product) per gold ounce	$526	$372	$439	$532	$305
_______________
(1)	For purposes of calculating cash costs (co-product), operating expenses are attributable to gold in proportion to the percentage of revenues derived from sales of gold.

Operating Cash Flows Before Working Capital Changes Calculation

          The Company has included operating cash flows before working capital changes, which is a non-GAAP performance measure in this discussion of the San Dimas Operations. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the San Dimas Operations’ performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to the combined financial statements:

	Three months	Three months
	ended	ended	Year ended	Year ended	Year ended
	March 31,	March 31,	December 31,	December 31,	December 31,
	2010	2009	2009	2008	2007
		(in thousands of US$)
Cash provided by Operating Activities per combined financial statements	$15,516	$9,294	$39,382	$6,434	$47,541
Less change in non-cash operating working capital .	$634	$241	$5,906	($10,192)	$5,906
Operating cash flows before working capital changes	$14,882	$9,053	$33,476	$16,626	$41,635

Selected Quarterly Financial Data

          The following table provides summary unaudited financial data for the quarters ended March 31, 2010 and 2009. Financial data for the quarters ended December 31, 2009, September 30, 2009, June 30, 2009, December 31, 2008, September 30, 2008 and June 30, 2008 have not been presented, as separate carve-out financial statements for the San Dimas Operations were not prepared for those quarters.

	Three months	Three months
	ended	ended
	March 31, 2010	March 31, 2009
	(in thousands of US$)
Revenues	$32,367	$31,125
Net income (loss)	($2,150)	6,364
Total assets	$541,410	$554,457
Total liabilities	$18,274	$18,874

          Discussions of the results of operations for the quarters ended March 31, 2010 and March 31, 2009 are above under “Summarized Quarterly Financial Results”.

Subsequent Event

          On April 6, 2010, DMSL and Mala Noche amended the option agreement on the Ventanas project to extend the term of the first option by one year.

Liquidity and Capital Resources

          Upon completion of the Acquisition, Mala Noche will acquire all of the assets comprising the San Dimas Operations. It will be a condition of Silver Wheaton’s consent to the Acquisition that Mala Noche has working capital of not less than US$50 million following completion of the Acquisition. This working capital determination will be completed on closing based on Mala Noche’s current assets and current liabilities at the time of closing.

Commitments

          In the normal course of business, the San Dimas Operations enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the San Dimas Operations financial liabilities and operating and capital commitments at December 31:

	2009						2008
	Within	2 to 3		4 to 5	Over 5
	1 year	years		years	years	Total	Total

Accounts payable and accrued liabilities	$6,348	$—		$—	$—	$6,348	$6,193
Minimum rental and lease payments	1,067	387		—	—	1,454	520
Reclamation and closure cost obligations	2,680	—		—	10,129	12,809	12,734
	$10,095	$387	$		$10,129	$20,611	$19,447

          There were no significant changes in these contractual obligations at March 31, 2010.

          Due to the size, complexity and nature of the San Dimas Operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material impact on the financial position or results of operations of the San Dimas Operations.

Promissory note

          Upon closing, Mala Noche will issue the Promissory Note in the amount of US$50 million. The Promissory Note will bear interest at 6% per annum, compounded monthly and payable annually on December 31. The principal is to be repaid in equal annual instalments of US$5 million during each of the four years beginning on December 31, 2011 with the balance of the unpaid principal being repaid on December 31, 2015, provided that in the event that the “free cash flow” of Mala Noche and its affiliates from the San Dimas Assets exceeds US$40 million in any year, then 50% of such excess will be paid to the holders of the note as further repayment of the principal until such time as the principal has been repaid in full.

          Mala Noche anticipates using cash from the San Dimas Operations to fund the repayment of the interest and principal under the Promissory Note.

VAT loan

          Mala Noche will be required to pay all Mexican value added tax (“VAT”) and land transfer taxes in connection with the completion of the Acquisition. Mala Noche anticipates that the VAT and other applicable taxes will be approximately US$75 million. The San Dimas Vendors have agreed to assist Mala Noche in arranging a loan from a bank of sufficient funds to pay the Mexican VAT (the “VAT Loan”). It is expected that the VAT Loan will be approximately US$75 million. Mala Noche anticipates repaying the VAT Loan either (a) through a refund of the VAT paid on the transaction that Mala Noche will apply for following closing of the Acquisition, or (b) from cash from operations that will be available as a result of the ability of Mala Noche post-closing to off-set federal taxes payable in Mala Noche by the amount of the VAT payable. Any amount payable by the Mexican government to Mala Noche as a result of payment of the VAT and the corresponding VAT loan will be excluded from the determination of the US$50 million working capital requirement imposed by Silver Wheaton.

Additional capital requirements

          Mala Noche expects that the working capital at closing, in addition to cash generated from operations will be sufficient to fund the San Dimas Operations, including expected fixed assets requirements over the foreseeable future. However, additional capital may be required by Mala Noche if it determines to pursue significant expansion of the San Dimas Operations or to pursue acquisitions.

          The San Dimas Technical Report contemplates capital expenditures of US$15.3 million in 2010. Over the next five years, total capital expenditures are projected to average approximately US$15.5 million per year. The Company anticipates funding these capital expenditures using cash flow from operations and its working capital.

          Mala Noche may need to raise additional financing in the event that it determines to proceed with any acquisitions of additional mining properties. Mala Noche presently has not identified any prospective acquisition targets. The amount of any future additional financing required is unknown at present and will depend on numerous factors, including the acquisition price for any targeted assets, any exploration and development work to be undertaken in connection with any future acquisitions and whether Mala Noche would issue further equity as consideration for any future acquisition.

Goldcorp does not have any commitment to provide Mala Noche with any additional funds or financial assistance, except in connection with the Promissory Note and the VAT Loan, as described above.

Outlook

          Mala Noche plans to operate the San Dimas Mines in the manner outlined in the San Dimas Technical Report following completion of the Acquisition. Over the next several years, the Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by 2013, by increasing production at the San Dimas Mines and by making further acquisitions of precious metal properties in Latin America.

          The San Dimas Mines are established assets with an operating history and a record of reserve replacement, resource conversion and exploration success. The Company believes that the San Dimas Mines provide, based on the current mine plan, a solid production base with immediate opportunities to optimize mine capacity and mill throughput. Cash flow from the San Dimas Mines is expected to provide the Company with an internal source of capital to fund mine development and exploration projects.

          Major capital investment in the San Dimas Mines is forecast to total approximately US$15.3 million in 2010. Mala Noche intends to raise annual production from 665 thousand tonnes of ore per year in the first year to 700 thousand tonnes in year three, or approximately 100 tonnes per day. Over the next five years anticipated major capital expenses amount to approximately US$7.3 million while sustaining capital amounts to approximately US$12.4 million, exploration totals approximately US$28.6 million and underground development totals approximately US$29.1 million. Over the next five years total capital expense is projected to average approximately US$15.5 million per year.

          The San Dimas budget for Year 1 anticipates an operating cost of US$76.17 per tonne milled plus US$23.03 in capital costs per tonne milled, for a total of US$99.20 per tonne milled. The operating costs in Year 1 are projected to include US$29.06 per tonne of ore for salaries and wages; US$13.72 for mine supplies; US$9.22 for mill and plant supplies and repairs; and US$24.17 per tonne for other costs. This is equivalent to a cash operating cost of US$53.42 per ounce of gold production after silver credits in Year 1 and US$60.43 per gold ounce produced over the next five years. The analysis of costs on a co-product basis presented in the San Dimas Technical Report shows that the average operating cost for gold produced is US$337 per ounce of gold (average revenue US$900/oz) and the average operating cost for silver production is US$2.37 per ounce of silver (average blended revenue US$6.54/oz) . On a gold equivalent basis, the average operating cost per ounce of gold equivalent is US$337 per ounce of gold equivalent production. The gold equivalent ounces contributed by the silver production were calculated on a weighed basis to account for the two streams of revenue, namely the silver to be sold under the San Dimas Silver Purchase Agreement at an average price of US$4.17/oz and the silver to be sold on a projected spot basis of US$15/oz. The total projected precious metal production over the next five years is 537,000 gold ounces and 35.5 million silver ounces or 250,000 gold equivalent ounces, yielding a total of 787,000 total gold equivalent ounces.

          The authors of the San Dimas Technical Report reviewed the Mala Noche estimates and believe that they are realistic. The authors of the San Dimas Technical Report noted that the San Dimas district has a higher cost structure than normal due to the remote location of the operations and required townsite infrastructure.

Transactions with Related Parties

          Transactions with related parties, carried out in the ordinary course of business, were as follows for the years ended December 31:

	Three months		Year ended
	ended March 31		December 31
	2010	2009	2009	2008	2007
	(in thousands of US$)		(in thousands of US$)
Luismin, S.A. de C.V.
Revenues
Sales of mined ore .	$—	$—	$3,741	$6,429	$3,142
Cost of revenues
Leases .	$83	$227	$770	$867	$884

Transportes Aereos y Terrestres, S.A. de C.V.
Cost of revenues
Transportation services .	$120	$98	$588	$400	$578

Desarrollos Mineros San Luis, S.A. de C.V.
Cost of revenues
Operational support services .	$275	$—	$3,923	$1,269	$385

Goldcorp Insurance Company Inc.
Cost of revenues
Insurance services	$516	$305	$1,672	$2,998	$204

          Balances payable to and receivable from Mexican affiliates are recorded as part of net investment. These amounts were due on demand and interest bearing at the 28-day call rate published in the Official Federal Gazette. For the year ended December 31, 2009, net interest income earned on balances with related parties was US$3,286,000 (2008 — net interest income of US$615,000; 2007 — net interest expense of US$3,592,000).

          For the three months ended March 31, 2010, net interest income earned on balances with related parties was $699,000 (2009 — $566,000)

Critical Accounting Policies

          The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

Inventories and cost of sales

          Finished goods, work-in-process, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long term metal prices less estimated future production cost to convert the inventories into saleable form.

          Ore extracted from the mine is stockpiled and subsequently processed into finished goods (gold and by-products in doré). Production cost are capitalized and included in the work-in-process inventory based on the current mining cost incurred up to the point to the refining process, including applicable overhead, depreciation and depletion relating to mining interest, and removed at the average production cost per recoverable ounce of gold. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining cost. Supplies are valued at the lower of average cost or replacement cost.

Mining Interests

          Mining interests include mining properties and related plant and equipment.

Mining properties

          Mining properties are classified into three categories as follows:

  Reserves — Reserves are classified as depletable mining properties when operating levels intended by management have been reached. Prior to this, they are classified as non-depletable mining properties.

  Resources — Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves.

  Exploration potential — Exploration potential represents the estimated mineralized material contained within areas adjacent to existing reserves and mineralization located within the immediate mine area; areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

          The value associated with resources and exploration potential is the value beyond proven and probable reserves which includes amounts assigned from costs of property acquisitions. At least annually or when otherwise appropriate and subsequent to a review and evaluation for impairment, carrying amounts of non-depletable mining properties are reclassified to depletable mining properties as a result of the conversion into reserves that have reached operating levels intended by management.

Recognition

          Capitalized costs associated with mining properties include the following:

  Costs of direct acquisitions of production, development and exploration stage properties;

  Costs attributed to mining properties acquired in connection with business combinations;

  Expenditures related to the development of mining properties;

  Expenditures related to economically recoverable exploration;

  Borrowing costs incurred directly attributable to mining properties;

  Certain costs incurred during production, net of proceeds from sales prior to reaching operating levels intended by management; and

  Estimates of reclamation and closure costs.

Development expenditures:

          Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized as part of the carrying amount of the related property in the period incurred, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the operations.

Exploration expenditures:

          Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Further exploration expenditures, subsequent to the establishment of economic recoverability, are capitalized and included in the carrying amount of the related property.

          Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

  Geology: there is sufficient geologic and economic certainty of converting a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geology and metallurgy. There is a history of conversion of resources to reserves at operating mines to support the likelihood of conversion.

  Scoping: there is a scoping study or preliminary feasibility study that demonstrates the additional resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production.

  Accessible facilities: the mining property can be processed economically at accessible mining and processing facilities where applicable.

  Life of mine plans: an overall life of mine plan and economic model to support the mine and the economic extraction of resources/reserves exists. A long-term life of mine plan, and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body.

  Authorizations: operating permits and feasible environmental programs exist or are obtainable.

          Therefore prior to capitalizing exploration drilling, development and related costs, management determines that the following conditions have been met:

  It is probable that a future economic benefit will flow to the operations;

  The operations can obtain the benefit and controls access to it; and

  The transaction or event giving rise to the future economic benefit has already occurred.

Borrowing costs:

          Borrowing costs incurred that are directly attributable to acquiring and developing mining properties and constructing new facilities are capitalized and included in the carrying amounts of related assets until mining properties and facilities are ready for their intended use.

Costs incurred during production:

          Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Production costs incurred prior to this point are capitalized and the proceeds from sales are offset against costs capitalized. See below for determination of when operating levels intended by management is considered to be reached.

          Mine development costs incurred to maintain current production are included in earnings. These costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined as compared to current production areas where development costs are considered as costs of sales and included in operating expenses given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.

Measurement

          Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

          Mining properties classified as reserves are depleted using the unit-of-production method based on the estimated total recoverable ounces contained in proven and probable reserves at the related mine when operating levels intended by management have been reached.

          Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:

  A significant portion of plant/mill capacity is achieved;

  A significant portion of available funding is directed towards operating activities;

  A pre-determined, reasonable period of time has passed; or

  A development project significant to the primary business objective of the operation has been completed in terms of significant milestones being achieved.

          Management reviews the estimated total recoverable ounces contained in proven and probable reserves at each financial year end and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in proven and probable reserves are accounted for prospectively.

Impairment

          The operation reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted net cash flows are less than the carrying amount of the related asset. When it is determined that a mining property is impaired, an impairment loss is recorded and calculated as the difference between the discounted estimated future net cash flows and the carrying amount. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Derecognition

          Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment and accumulated depreciation and depletion is removed from the accounts and any associated gains or losses are recorded in earnings.

Plant and equipment

          Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Plant and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets. Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives. Repairs and maintenance of plant and equipment are expensed as incurred. Costs incurred to enhance the service potential of plant and equipment are capitalized and depreciated over the remaining useful life of the improved asset.

Reclamation and closure cost obligations

          The mining and exploration activities of the San Dimas Operations are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive.

          The San Dimas Operations have recorded a liability for the estimated reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The net present value is determined using a credit adjusted risk free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to the changes in legal or regulatory requirements; the extent of environmental remediation required and cost estimates. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets. Reclamation and closure cost obligations related to inactive mines are recorded directly in earnings as reclamation expense included in depreciation and depletion.

Foreign currency translation

          The measurement currency for the San Dimas Operations is the US dollar and therefore the operating results are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the exchange rates prevailing at the balance sheet date, non-monetary assets denominated in foreign currencies and measured in other than fair value are translated using the rates of exchange at the transaction dates, non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined and income statement items denominated in foreign currencies are translated using the average monthly exchange rates. Foreign exchange gains and losses are included in the determination of earnings.

Changes in Accounting Policies including Initial Adoption

Accounting policies implemented effective January 1, 2007

          On January 1, 2007, the San Dimas Operations adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Sections 1530 — Comprehensive Income, 3251 — Equity, 3855 — Financial Instruments — Recognition and Measurement, 3861 — Financial Instruments — Disclosure and Presentation and 3865 — Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of OCI and establish standards for hedge accounting for fiscal years beginning on or after October 1, 2006. The adoption of these Sections effective January 1, 2007 did not result in a material impact on the carve out combined financial statements.

Accounting policies implemented during 2008

          On January 1, 2008, the San Dimas Operations adopted three new presentation and disclosure standards issued by the CICA. CICA Handbook Sections 3862 — Financial Instruments — Disclosures and 3863 — Financial Instruments —Presentation which replace Section 3861 — Financial Instruments —Disclosure and Presentation (“Section 3861”) for fiscal years beginning on or after October 1, 2007, incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure of risks, including both qualitative and quantitative information about the risk exposures arising from financial instruments. CICA Handbook Section 1535 - Capital Disclosures establishes disclosure requirements about the San Dimas Operations objectives, policies and processes for managing capital, quantitative data about what the San Dimas Operations regards as capital, whether the San Dimas Operations has complied with external capital requirements and, if the entity has not complied, the consequences of such non-compliance.

          CICA Handbook Section 3031 — Inventories (“Section 3031”) which replaces CICA Handbook Section 3030 —Inventories for fiscal years beginning on or after January 1, 2008, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, and requires impairment testing. The adoption of Section 3031 effective January 1, 2008 did not result in a material impact on the combined financial statements.

Accounting policies implemented during 2009

          On January 1, 2009, the San Dimas Operations adopted CICA Handbook Section 3064 — Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 — Goodwill and Other Intangible Assets (“Section 3062”) and 3450 — Research and Development Costs for fiscal years beginning on or after October 1, 2008. Various changes were made to other sections of the CICA Accounting Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the combined financial statements.

          In March 2009, the San Dimas Operations adopted EIC Abstract 174 — Mining Exploration Costs (“EIC-174”) issued by the CICA, which replaces EIC Abstract 126 — Accounting by Mining Enterprises for Exploration Costs (“EIC-126”) for financial statements issued after March 27, 2009, to provide additional guidance for mining exploration enterprises on the capitalization of exploration costs, when an assessment of impairment of these costs is required and conditions indicating impairment. The adoption of EIC-174 did not result in a material impact on the combined financial statements.

          In 2009, the San Dimas Operations adopted the amendments made by the CICA to Handbook Section 3862 —Financial Instruments — Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises.

          On July 1, 2009, the San Dimas Operations adopted the amendments made by the CICA to Handbook Section 3855 —Financial Instruments — Recognition and Measurement (“Section 3855”) to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not result in a material impact on the combined financial statements.

Accounting policies implemented effective January 1, 2010

          In January 2009, the CICA issued Handbook Sections 1582 — Business Combinations (“Section 1582”), 1601 —Consolidated Financial Statements (“Section 1601”) and 1602 — Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 — Business Combinations (“Section 1581”) and 1600 — Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the San Dimas Operations’ business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the San Dimas Operations’ interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The San Dimas Operations early adopted these sections effective January 1, 2010.

          Under Section 1582, business combinations are accounted for under the “acquisition method”, compared to the “purchase method” previously required by Section 1581. The significant changes that result from applying the acquisition method of Section 1582 include: (a) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (b) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (c) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under Section 1581, certain changes in income tax estimates were recorded to goodwill; (d) acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Section 1581, these costs were capitalized as part of the cost of the business combination; (e) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under Section 1581, only the controlling interest’s portion was recorded at fair value; and (f) non-controlling interests are recorded at their proportionate share of fair value of identifiable net assets acquired, whereas under Section 1581, non-controlling interests were recorded at their share of carrying value of net assets acquired.

          Under Section 1602, non-controlling interests are measured at 100% of the fair value of identifiable net assets acquired. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, Section 1602 changes the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under Section 1602, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of Section 1602 have been applied prospectively and did not result in an impact on the combined financial statements.

Financial Instruments and Other Instruments

          Goldcorp managed the San Dimas Operations and its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with Goldcorp’s risk management policy. The management of Mala Noche intends to proceed with similar policies that are not materially different than Goldcorp’s policies upon the closing of the Acquisition.

Financial assets and liabilities

          The financial instruments at December 31, 2009 and 2008 consist of cash, accounts receivable, accounts payable and accrued liabilities, and long-term liabilities.

         At December 31, 2009, the carrying amounts of accounts receivable and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

Classification of financial assets and liabilities

          Cash is classified as held-for-trading. Held-for-trading financial assets are measured at fair value with mark-to-market gains and losses recorded in earnings in the period they occur.

          Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, and long-term liabilities are classified as other financial liabilities.

Fair value measurements of financial assets and liabilities recognized in the balance sheet

          The amendments to Section 3862, as discussed in Note 3 to the audited financial statements of the San Dimas Operations for the year ended December 31, 2009 introduce a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

          Level 1 — quoted prices in active markets for identical assets or liabilities;

          Level 2 — inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices); and

          Level 3 — inputs for the asset or liability that are not based on observable market data.

          At December 31, 2009, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as level 2 or 3 in the fair value hierarchy above.

Derivative Instruments — Embedded derivatives

          Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The San Dimas Operations regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2009 or 2008.

Financial instrument risk exposure

          The San Dimas Operations manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with the risk management policy of the San Dimas Operations. The Goldcorp board of directors oversees management’s risk management practices for the San Dimas Operations by setting trading parameters and reporting requirements. The risk management policy provides a framework for the San Dimas Operations to manage the risks it is exposed to and to protect itself against adverse price movements. All transactions undertaken are to support the San Dimas Operations ongoing business. The San Dimas Operations do not acquire or issue derivative financial instruments for trading or speculative purposes.

          The following describes the types of risks that the San Dimas Operations is exposed to and its objectives and policies for managing those risk exposures:

Credit risk

          Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the San Dimas Operations by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the San Dimas Operations have established policies to limit the concentration of credit risk, ensure non-related counterparties demonstrate minimum acceptable credit worthiness and ensure liquidity of available funds.

         The San Dimas Operations closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The San Dimas Operations invests its cash in highly rated corporations in accordance with Goldcorp’s short-term investment policy. The San Dimas Operations sells its products exclusively to organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2009 is considered to be negligible.

          The San Dimas Operations maximum exposure to credit risk at December 31 is as follows:

	2009	2008
	(in thousands of US$)
Cash	$5,287	$1,659
Accounts receivable	2,282	6,247

Liquidity risk

          Liquidity risk is the risk that the San Dimas Operations will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The San Dimas Operations has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the normal operating requirements on an ongoing basis and its expansionary plans. During year ended December 31, 2009, the San Dimas Operations generated operating cash flows of US$39,382,000 (2008 — US$6,434,000; 2007 — US$47,541,000). As needed, the San Dimas Operations have been funded by Goldcorp or its related subsidiaries.

Market risk

Currency risk

          Currency risk is the risk that the fair values or future cash flows of the San Dimas Operations financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs that incurred in the operations. Gold and silver are sold in US dollars and the costs are incurred principally in US dollars and Mexican pesos. The appreciation of the Mexican peso against the US dollar can increase the costs of gold and silver production and capital expenditures in US dollar terms. The San Dimas Operations also holds cash that is denominated in Mexican pesos which is subject to currency risk. Accounts receivable and other current assets denominated in non-US dollars relate to insurance receivables. At December 31, 2009, the San Dimas Operations had US$126,503,000 of future income tax liabilities which arose primarily from the push down of the purchase price from the acquisition of Wheaton River Minerals Ltd. in 2005 relating to the San Dimas Operations. Future income tax balances are recorded as part of net investment in the San Dimas Operations. The future income tax liabilities are considered monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in the statement of operations for the period.

		Accounts
		receivable	Accounts
		and other	payable
		current	and accrued
	Cash	assets	liabilities
	(in thousands of US$)

2009 — Mexican peso	$9	$1,831	$(9,082)
2008 — Mexican peso	$50	$2,251	$(9,406)

          During the year ended December 31, 2009, the Company recognized a loss of US$17,875,000 on foreign exchange (2008 — gain of US$56,097,000; 2007 — gain US$18,468,000). Of this amount, US$8,471,000 resulted from the translation of future income taxes denominated in the Mexican peso (2008 — gain of US$42,725,000; 2007 —gain of US$1,841,000). Based on the above net exposures at December 31, 2009, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a US$19,000 increase or decrease in the San Dimas Operations after-tax net earnings (loss), respectively.

Interest rate risk

          Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. There has been no significant change in the San Dimas Operations exposure to interest rate risk and its objectives and policies for managing these risks for the years ended December 31, 2009, 2008 and 2007.

Price risk

          Price risk is the risk that the fair value or future cash flows of the San Dimas Operations financial instruments will fluctuate because of changes in market prices. Profitability depends on metal prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. The San Dimas Operations has a policy not to hedge gold sales.

          The costs relating to the San Dimas Operations production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel and electricity. Diesel prices in Mexico are regulated by the government. Electricity is regionally priced in Mexico.

          There were no significant changes in the nature of financial assets and liabilities and the risks to which they were exposed at March 31, 2010.

Summary Pro Forma Financial Statements

          The following tables present selected unaudited pro forma consolidated financial information for Mala Noche that is based on the assumptions described in the notes to the Mala Noche unaudited pro forma consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated balance sheet as at March 31, 2010, and the unaudited consolidated statements of operations for the three months ended March 31, 2010 and for the year ended December 31, 2009, have been prepared based on the assumption, among other thing, that the Offering and Acquisition had occurred on the dates indicated. The unaudited pro forma consolidated financial statements are not necessarily indicative of Mala Noche’s consolidated financial position and results of Mala Noche that would have occurred if the events reflected had taken place on the dates indicated, nor do they purport to project Mala Noche’s consolidated financial position for any future period.

          The pro forma consolidated financial statements are based on certain assumptions and adjustments, including that revenue from silver sales has been increased to reflect changes to the terms of the silver purchase agreement with SW Caymans which will come into effect on the completion of the Acquisition, interest expense in respect of indebtedness to be incurred as part of the Acquisition and the non-recurring expenses related to this Offering and the Acquisition. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Offering and the Acquisition in this Prospectus, the unaudited pro forma consolidated financial statements and the unaudited and audited financial statements of Mala Noche and carve-out combined financial statements of the operations to be acquired by Mala Noche included elsewhere in this Prospectus.

Balance Sheet Data:

Unaudited
Pro Forma as at
March 31, 2010
(in thousands)
Cash	$73,750
Mineral interests	515,052
Other assets	84,012
Total assets	$672,814
Current liabilities	$100,015
Long-term liabilities	50,263
Shareholders’ equity	522,536
Total liabilities and shareholders’ equity	$672,814

Statements of Operations Data:

	Unaudited Pro Forma
	Three Months
	Ended	Year Ended
	March 31, 2010	December 31, 2009
	(in thousands)
Revenues	$33,691	$151,809
Cost of revenues	24,758	109,001
Earnings from mining operations	8,933	42,808
Expenses and other income	11,620	36,922
Income taxes	1,859	23,430
Net (loss) income	$(4,546)	$(17,544)

RISK FACTORS

          An investment in the Subscription Receipts and underlying common shares of the Company is subject to certain risks that should be considered by prospective investors and their advisors. Upon completion of the Acquisition, the Company will be engaged in the commercial operation of the San Dimas Mines. Prospective investors should carefully consider the risk factors set out below, in “Management’s Discussion and Analysis of the San Dimas Operations” and in “Item 3. Description of Business — Risk Factors” of the Annual Information Form, as well as other risk factors relating to the Subscription Receipts and the common shares of the Company set out below and the other information contained in this Prospectus and documents incorporated by reference herein, including the historical financial statements of the San Dimas Operations, the Company and the notes thereto. Such risk factors could materially affect the Company’s future financial results and could cause actual results and events to differ materially from those described in forward-looking statements and forward-looking information relating to the Company or the business, property or financial results, any of which could cause investors to lose part or all of their investment in the common shares of the Company.

Potential Unknown Liabilities Associated with the Acquisition

          The San Dimas Assets and the shares of Silver Trading are being acquired on an “as is, where is” basis and the representations and warranties and indemnities to be provided by the San Dimas Vendors in respect of the San Dimas Assets will be limited. Consequently, the recourse the Company may have against the San Dimas Vendors will be limited. Further, there may be liabilities that the Company failed to discover or was unable to quantify in its due diligence. The Company may not be indemnified for some or all of these liabilities.

Possible Failure to Complete the Acquisition

          The Acquisition is subject to normal commercial risk that the Acquisition may not be completed on the terms negotiated or at all. If closing of the Acquisition does not take place by the Termination Time (as defined below), the Escrow Agent (as defined below) and the Company will repay to holders of Subscription Receipts, commencing on or before the second business day following the Termination Time, an amount equal to the issue price therefor plus a pro rata share of the interest earned on the Escrowed Funds (as defined below).

Governmental Approvals Required for the Acquisition

          Closing of the Acquisition is contingent upon receipt of all necessary governmental approvals and consents, including approval of the Mexican Anti-Trust Competition authority. If the necessary consents and approvals are not obtained, then there is no assurance that the Acquisition will complete. Due to anticipated delays in obtaining certain operational permits, the Company anticipates that transitional arrangements may be required in order that the Acquisition may be completed and that the Company can operate the San Dimas Mines post-closing. There is no assurance that Mexican government authorities will consider these transitional arrangements effective to enable the Company to operate the San Dimas Mines following closing of the Acquisition prior to requisite permits and approvals being issued in the Company’s name.

Exchange Rate Fluctuations Pending Completion of the Acquisition

          The Company plans to complete the Offering which will be denominated in Canadian dollars. Upon closing of the Offering, the gross proceeds will be placed into escrow with the Escrow Agent and will remain denominated in Canadian dollars. However, both the cash component of the Purchase Price and the required working capital under the Consent Agreement are denominated in US dollars. Notwithstanding completion of the Offering, a decline in the value of the Canadian dollar in relation to the US dollar following closing of the Offering and prior to the closing of the Acquisition could result in the value of the gross proceeds being insufficient for the Company to pay the cash component of the Purchase Price, meet the minimum working capital requirement and otherwise complete the Acquisition. In this event, the Acquisition may not be completed in which case funds would be returned to investors.

Integration of the San Dimas Mines upon Completion of the Acquisition

          Upon completion of the Acquisition, Mala Noche will have to hire operations personnel and integrate the San Dimas Mines into its business. Mala Noche presently has limited operations and its sole property is in care and maintenance. Beyond Mala Noche’s management team, Mala Noche does not have any employees. Mala Noche will have to retain existing employees at the San Dimas Mines and hire additional operations staff to manage these employees and the overall operation of the San Dimas Mines. Mala Noche may encounter difficulties integrating San Dimas operations, including difficulties relating to employee retention, management of union relations, maintenance of financial reporting systems and maintenance of contractor relations. Difficulties in integrating the San Dimas operations may result in lower than anticipated revenues and higher than anticipated operating costs.

Significant Shareholder

          The San Dimas Vendors will own approximately 30% of the issued and outstanding common shares of the Company upon closing of the Acquisition, will be entitled to maintain this proportionate ownership interest and will be entitled to proportionate board representation. Subject to applicable law, the San Dimas Vendors may be able to effectively cause or prevent a change in control of the Company.

Exploration, Development and Operating Risk

          With completion of the Acquisition, Mala Noche’s activities will become primarily directed towards mining operations at the San Dimas Mines. Mala Noche’s activities will also include the exploration for and development of mineral deposits.

          Mining operations generally involve a high degree of risk. Mala Noche’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Mala Noche or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

          The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Mala Noche not receiving an adequate return on invested capital.

          There is no certainty that the expenditures made by Mala Noche towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Commodity Prices

          The price of the common shares of the Company, Mala Noche’s financial results and exploration, development and mining activities are anticipated to be significantly adversely affected by declines in the price of gold and, to a limited extent, silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond Mala Noche’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold and silver has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Mala Noche’s properties to be impracticable. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient and Mala Noche could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the San Dimas Mines is dependent on gold and silver prices that are adequate to make these properties economic.

          Furthermore, reserve calculations and life-of-mine plans using significantly lower gold and silver prices could result in material write-downs of Mala Noche’s investment in mining properties and increased amortization, reclamation and closure charges.

Uncertainty in the Estimation of Reserves and Mineral Resources

          The figures for Reserves and Mineral Resources contained in this Prospectus are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Reserves and Mineral Resources, including many factors beyond Mala Noche’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuation in gold and, to a lesser extent, silver prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Reserves and Mineral Resources, or of Mala Noche’s ability to extract these Reserves, could have a material adverse effect on Mala Noche’s results of operations and financial condition. See also “Cautionary Note to United States Investors”.

Uncertainty Relating to Inferred Mineral Resources

          Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Need for Additional Mineral Reserves

          Because the San Dimas Mines have limited lives based on proven and probable mineral reserves, Mala Noche will be required to continually replace and expand its mineral reserves as its mines produce gold and silver. Mala Noche’s ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to expand mineral reserves at existing mines, to bring new mines into production and to complete acquisitions.

Indebtedness

          Upon completion of the Acquisition, Mala Noche will have significant consolidated indebtedness, which will include the indebtedness to DMSL under the Promissory Note and indebtedness under the VAT Loan. As a result of this indebtedness, Mala Noche will be required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities.

          Mala Noche’s indebtedness could have important consequences to Mala Noche and the value of the common shares of the Company, including:

  limiting Mala Noche’s ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Mala Noche’s growth strategy or other purposes;

  limiting Mala Noche’s ability to use operating cash flow in other areas of the business because a portion of these funds must be indicated to service the debt;

  increasing Mala Noche’s vulnerability to general adverse economic and industry conditions, including increases in interest rates;

  limiting Mala Noche’s ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and

  limiting Mala Noche’s ability or increasing the costs to refinance indebtedness.

          Given the covenants imposed under the indebtedness to be incurred on closing or the Acquisition and the restrictions on incurring additional debt under the San Dimas Silver Purchase Agreement, Mala Noche may be significantly limited in its operating and financial flexibility, limited in its ability to respond to changes in its business or competitive activities and may be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. A failure to comply with covenants under these debt agreements or any other additional debt agreements entered into by Mala Noche, including a failure to meet applicable financial tests or ratios, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements. If the debt is accelerated, Mala Noche’s assets may not be sufficient to repay such debt in full.

Additional Capital

          The mining, processing, development and exploration of Mala Noche’s properties, may require substantial additional financing, including capital for expansion of mining operations at the San Dimas Mines in accordance with Mala Noche’s business plans. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Mala Noche’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Mala Noche. Declines in gold and silver prices could have the result of making additional capital unavailable to Mala Noche.

Servicing Debt

          The Company’s ability to make scheduled payments of the principal of, to pay interest on or to refinance the indebtedness, depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Company may not continue to generate cash flow from operations in the future at the San Dimas Mines sufficient to service the Company’s debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

Additional Debt

          The Company’s ability to incur additional indebtedness and to secure additional indebtedness will be limited under the San Dimas Silver Purchase Agreement. The San Dimas Silver Purchase Agreement permits the Company to incur additional financial indebtedness up to US$50 million, subject to increase after three years after payout of the Promissory Note and subject to satisfaction of certain financial covenants. These limitations will restrict the additional indebtedness that the Company may incur, with the result that the Company may not be able to pursue capital expansions, additional exploration programs, acquisitions, or other components of its future business plans.

VAT Loan

          The Company intends to borrow approximately US$75 million in order to pay Mexican VAT and land transfer taxes in connection with the acquisition of the San Dimas Assets. The Company believes it will be entitled to receive a refund or credit against federal taxes from the Mexican government for the VAT paid. The Company anticipates repaying the VAT Loan either (a) through a refund of the VAT paid on the transaction that Mala Noche will apply for following closing of the Acquisition, or (b) using cash from operations that will be available as a result of the ability of Mala Noche post-closing to off-set federal taxes payable by the amount of the VAT paid. This loan is anticipated to be secured by a security interest against assets of the Company, including an assignment to the lender of the refund payable to the Company by the Mexican government. However, there is no assurance as to the timing of reimbursement by the Mexican government of the VAT paid or when the Company would be able to realize a credit against federal taxes owed. A delay in payment of the refund or the ability of the Company to obtain credit for the VAT paid would increase the costs of borrowing to the Company and may impair the ability of the Company to secure additional indebtedness to pursue capital expansions, additional exploration programs, acquisitions, or other components of its future business plans. Further, there is no assurance that the Mexican government will not contest the entitlement of the Company to a refund of the VAT payment or a credit against federal tax payable.

Exchange Rate Fluctuations

          Exchange rate fluctuations may affect the costs that Mala Noche incurs in its operations. Revenues from sales of gold and silver from the San Dimas Mines will be in United States dollars, whereas the Company’s expenses associated with gold and silver production will be incurred principally in United States dollars, Canadian dollars and Mexican pesos. In the recent past, the Mexican peso has experienced high volatility which has affected the results of operations of the San Dimas Operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold and silver production and capital expenditures in United States dollar terms, with the result that the Company’s profitability would decrease.

Commodity Hedging

          Currently, Mala Noche does not plan to hedge future gold sales or its portion of silver sales, however, this policy may change in the future. Mala Noche may, in the future, hedge Mala Noche to manage exposure to fluctuations in those metals. There is no assurance that a commodity-hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Mala Noche from a decline in the price of the metal being hedged, it may also prevent Mala Noche from benefiting fully from price increases.

Title to Property

          Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. There is no guarantee that title to the properties comprising the San Dimas Mines will not be challenged or impugned. Mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could require the Company to modify its operations or plans for development of the San Dimas Mines.

          There can be no assurance that the Company will be able to secure the grant or the renewal of mining concessions on terms satisfactory to it, or that governments in the jurisdictions in which the properties comprising the San Dimas Mines are situated will not revoke or significantly alter such permits or other tenures or that such mining concessions will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests and the mining concessions may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. If a title defect exists, it is possible that the Company may lose all or part of its interest in the properties comprising the Sans Dimas Mines or any property it may acquire.

Local Groups

          An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a board of directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. While the Company has written agreements with the Ejido’s that impact the San Dimas Mines, these agreements are subject to renegotiation. Changes to the existing agreements may have a significant impact on operations at San Dimas Mines. In the event that the Company conducts activities in areas where no written agreements exist with owners which are Ejidos, the Company may face some form of protest, road blocks, or other forms of public expressions against the Company’s activities. If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of the San Dimas Mines.

Government Regulations, Consents and Approvals

          Exploration and development activities and mining operations at San Dimas are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labour standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or the San Dimas properties which could have a material adverse impact on the Company’s operations and exploration program and future development projects. Where required, obtaining necessary permits and licences can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company. Due to stringent government regulation, the Company may experience difficulties in obtaining permits for the use of explosives in Mexico and these difficulties could interrupt operations at the San Dimas Mines.

Environmental Risks and Hazards

          Mala Noche’s operations at San Dimas will be subject to Mexican and applicable state environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Mala Noche’s results of operations. Environmental hazards may exist at the San Dimas Mines which are unknown to Mala Noche at present and which have been caused by previous or existing owners or operators of the properties. Mala Noche has not completed and will not complete an environmental audit or other comparable environmental due diligence in connection with the Acquisition.

          Government approvals and permits are currently, and may in the future be, required in connection with operations at the San Dimas Mines. To the extent such approvals are required and not obtained, Mala Noche may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

          Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

          Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Mala Noche and its results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

          Operations at the San Dimas Mines may cause damage to the environment, which could lead to government environmental authorities imposing fines, total or partial closures, compensatory measures or mandated investment in infrastructure. Examples of environmental damage that could result from operations include, but are not limited to, industrial fires, forest fires, oil spills, tailings dam spills, unforeseen emissions to the atmosphere and hazardous material soil filtrations.

          The San Dimas Mines are presently involved in an environmental certification process. As part of this process, the Company may be required to invest in new facilities, systems, infrastructure or buildings or undertake compensatory measures such as reforestation, dam dredging, soil cleansing, and flora and wildlife preservation measures.

San Dimas Tailings Management Risks

          Although Mala Noche believes the design and operation of tailings containment sites in the San Dimas district complies with existing permits and legal requirements in Mexico, existing tailings containment sites do not comply with international guidelines. Tailings containment sites which existed at the time of DMSL’s acquisition of the San Dimas Mines were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, or controls on public or wildlife access to cyanide solution ponds or pumping installations. Work was undertaken to address the deficiencies with the tailings management aspect of the operations and capital investments were initiated in 2005 to upgrade the containment structures and tailings operations.

          The Company anticipates that further expenditures will be required to maintain compliance with applicable environmental regulations, which are becoming more stringent and can be expected to become more aligned with international guidelines in the future. The Company will incur environmental liability for mining activities conducted both prior to and after it acquires ownership of the San Dimas Mines. To the extent that the Company is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

          The Letter Agreement does not, and any definitive agreement entered into for the Acquisition will not, provide for any indemnities from the San Dimas Vendors against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam. Mala Noche will be required to indemnify DMSL for any future environmental claims or liabilities.

Labour and Employment Matters

          Production at the San Dimas Mines will continue to be dependant upon the ability of Mala Noche to continue to maintain good relations with its employees and the unions. In addition, relations between Mala Noche and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in Mexico. Adverse changes in such legislation or in the relationship between Mala Noche with its employees and unions at the San Dimas Mines may have a material adverse effect on Mala Noche’s business, results of operations and financial condition.

Infrastructure

          Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. With respect to the San Dimas Mines, any interruption in power supply from the hydroelectric project could adversely impact on operations at the San Dimas Mines.

Insurance and Uninsured Risks

         Operations at the San Dimas Mines will be subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Mala Noche’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

          Although Mala Noche plans to maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Mala Noche may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Mala Noche or to other companies in the mining industry on acceptable terms. Mala Noche might also become subject to liability for pollution or other hazards which may not be insured against or which Mala Noche may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Mala Noche to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

          The mining industry is competitive in all of its phases. Mala Noche faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Mala Noche. As a result of this competition, Mala Noche may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Mala Noche’s revenues, operations and financial condition could be materially adversely affected.

          Further, Mala Noche will agree not to acquire any mineral interest in Mexico that is within 20 kilometres of any mineral property in Mexico owned by Goldcorp and its affiliates.

Risks Inherent in Acquisitions

          The Company may actively pursue the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of the Company’s key employees or key employees of any business acquired;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, companies or securities.

          Any one or more of these factors or other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on the Company’s financial condition.

Acquisition Identification and Integration Risks

          While the Company may seek acquisition opportunities consistent with its growth strategy, there is no assurance that the Company will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition.

          To acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional common shares of the Company or other securities, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the common shares of the Company. There is no assurance that when evaluating a possible acquisition, the Company will correctly identify and manage the risks and costs inherent in the business to be acquired. Restrictions on incurring additional indebtedness in the San Dimas Silver Purchase Agreement may limit the ability of the Company to borrow to finance acquisitions.

          There may be no right for the Company shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Foreign Operations Risks

          All of the Company’s mining and mineral exploration operations will be conducted in Mexico upon completion of the Acquisition, and as such Mala Noche’s operations will be exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

          Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect Mala Noche’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

          Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Mala Noche’s operations or profitability.

Mining Operations in Mexico

          The San Dimas Mines are located, and the Company’s mineral exploration activities are conducted, in the States of Durango and Sinaloa, Mexico. Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects. The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws and purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

Key Personnel

          The Company’s ability to successfully operate the San Dimas Mines and execute on its business strategy depends on its key executives and on certain operating personnel in Canada and Mexico. The Company’s ability to manage administration, production, exploration and development activities and acquisition strategies, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high calibre of personnel in the future. As such, the loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers as of the date hereof. The Company faces intense competition for qualified personnel, and the loss of the services of one or more of such key personnel could have a material adverse effect on the Company’s business or operations.

Conflicts of Interest

          The directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. In particular, Mr. Nesmith and Mr. Luna are each directors of Silver Wheaton with which the Company will be entering into the San Dimas Silver Purchase Agreement. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Ventanas Property is Currently on Care and Maintenance

          The Ventanas property is currently on “care and maintenance” status and there can be no assurances that the Company will decide to continue with exploration and development of such property. The property is in the exploration stage and mining projects at this stage have no significant operating history upon which to base estimates of future cash flows. It is possible that actual costs may differ materially from the Company’s estimates and there can be no assurance that estimates of future exploration and development and costs will result in the current care and maintenance status of the property being changed. Further, it is not unusual in the mining industry for new mining operations to experience unexpected problems during start-up, resulting in delays and requiring more capital than anticipated.

Market for Securities

          There is currently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell Subscription Receipts purchased under this Prospectus. There can be no assurance that an active trading market will develop for the Subscription Receipts after the Offering, or if developed, that such a market will be sustained at the price level of the Offering.

Discretion Regarding Use of the Proceeds of the Offering

         The Company currently intends to allocate the net proceeds of the Offering as described below under “Use of Proceeds”. However, the Company’s management will have discretion in the actual application of the net proceeds, other than with respect to that portion of the net proceeds to be applied to pay the cash portion of the Purchase Price. The Company may elect to allocate proceeds differently than as described in “Use of Proceeds” if management believes it would be in the Company’s best interests to do so. The failure by the Company’s management to apply these funds effectively could have a material adverse effect on the Company, its business or its financial performance.

USE OF PROCEEDS

          The Company expects to receive approximately $ • in net proceeds from the Offering, before deducting expenses of the Offering, estimated to be an aggregate of $ • . As at March 31, 2010, the Company had working capital of approximately $1,020,374.

          The gross proceeds of the Offering will be held in escrow pending closing of the Acquisition, as more particularly described in this Prospectus below under the heading “Details of the Offering”.

          Upon release from escrow, the net proceeds of the Offering will be applied by the Company as follows:

  US$275 million will be paid to the San Dimas Vendors as the cash portion of the US$500 million Purchase Price (see “Acquisition of the San Dimas Mines”); and

  the balance of $ • will be used to fund the exploration and development of the Company’s properties, to strengthen the Company’s working capital position and for other general corporate purposes, including potential acquisitions.

          The Company intends to spend the funds available to the Company as stated in this Prospectus; however, there may be circumstances where, for sound business reasons, a reallocation of funds (other than funds to be used to pay the cash portion of the Purchase Price) may be deemed prudent or necessary. Pending expenditure, the Company intends to invest the net proceeds of the Offering remaining after payment of the cash portion of the purchase price for the Acquisition in short-term investment grade items, such as money market instruments or treasury bills.

DETAILS OF THE OFFERING

          The following summary of the material attributes and characteristics of the Subscription Receipts does not include a description of all of the terms of the Subscription Receipts and reference should be made to the indenture (the “Subscription Receipt Indenture”) to be dated the date of closing of the Offering and to be entered into among the Company, Canaccord Genuity (on behalf of the Underwriters) and Computershare Trust Company of Canada, as escrow agent (the “Escrow Agent”) for a complete description of the terms of the Subscription Receipts.

The Subscription Receipts

          Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration, one post-consolidation common share of the Company (each an “Underlying Share”) upon closing of the Acquisition. The proceeds from the sale of the Subscription Receipts (the “Escrowed Funds”) will be held by the Escrow Agent in accordance with the Subscription Receipt Indenture and will be invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved investments) pending completion of the Acquisition.

Certificates for the Subscription Receipts and Underlying Shares

          At closing of the Offering, a certificate representing the Subscription Receipts will be issued in registered form to CDS or its nominee, CDS & Co., and will be deposited with CDS on the closing date of the Offering pursuant to the book-entry only system. Unless the book-entry only system is terminated, and except in certain other limited circumstances, owners of beneficial interests in Subscription Receipts shall not receive a certificate for Subscription Receipts or, unless requested, for the Underlying Shares issuable upon the conversion of the Subscription Receipts. Beneficial interests in Subscription Receipts will generally be represented solely through the book-entry only system and such interests will be evidenced by customer confirmations of purchase from the Underwriters. Notwithstanding the foregoing, subscribers purchasing Subscription Receipts pursuant to Rule 506 of Regulation D under the U.S. Securities Act will receive definitive certificates representing the Subscription Receipts purchased and definitive certificates for the Underlying Shares issuable upon the conversion of the Subscription Receipts.

Release of the Escrowed Funds

          The Escrowed Funds will be released from escrow to the Company, net of the Underwriters’ Fee, immediately before the closing of the Acquisition by the Company (the “Escrow Release Time”), provided that the following conditions (the “Escrow Release Conditions”) have been satisfied or waived before the Escrow Release Time:

  all conditions precedent to the closing of the Acquisition, other than the payment of the cash portion of the Purchase Price will have been satisfied and there will not exist any inquiry, investigation or other proceeding of a regulatory nature that would prevent the closing of the Acquisition or would prevent or restrict the trading in or the distribution of the Underlying Shares or the common shares issuable in connection with the Acquisition;

  the Acquisition and the issue and listing of the Underlying Shares and the common shares to be issued in connection with the Acquisition will have been approved by the TSXV;

  the shareholders of the Company will have approved a new “control person” of the Company; and

  completion of the share consolidation described under “Consolidated Capitalization — Share Consolidation”.

          Upon the satisfaction of the Escrow Release Conditions before the Termination Time, as defined below, the Escrowed Funds and the interest thereon will be released to the Company and each holder of Subscription Receipts will receive one Underlying Share for each Subscription Receipt held. The Company will utilize the Escrowed Funds to pay the cash portion of the Purchase Price, with the balance of the Escrowed Funds being applied to working capital. See “Use of Proceeds”.

Termination Time

          If the closing of the Acquisition does not take place by 5:00 p.m. (Vancouver time) on • , 2010, if the Acquisition is terminated at any earlier time or if the Company has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition (in any case, the “Termination Time”), holders of Subscription Receipts shall be entitled to receive an amount equal to the full subscription price therefor and their pro rata entitlement to interest on such amount. The Escrowed Funds will be applied towards payment of such amount.

Right of Rescission

          Under the Subscription Receipt Indenture, original purchasers of Subscription Receipts under the Offering will have a contractual right of rescission following the issuance of Underlying Shares to such purchaser upon the conversion of the Subscription Receipts to receive the amount paid for the Subscription Receipts if this Prospectus (including documents incorporated by reference) and any amendment contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of closing of the Offering.

Subscription Receipt Holders not Shareholders

          Holders of Subscription Receipts are not shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Underlying Shares upon conversion of the Subscription Receipts in the manner provided above.

CONSOLIDATED CAPITALIZATION

          The following table sets forth our consolidated capitalization as at the dates indicated, before and after giving effect to the Acquisition and the Offering. This table should be read in conjunction with our unaudited and audited financial statements (including the notes thereto) and management’s discussion and analysis of financial condition and results of operation contained in this Prospectus.

				As at
				May 31, 2010
				after giving effect
				to the Acquisition,
	As at	As at		the Offering and
	March 31, 2010	May 31, 2010		the Consolidation(1)(2)
	(unaudited)	(unaudited)		(unaudited)
Shareholders’ equity
Common shares(3)	$3,172,740	$3,195,020	$	•	(4)(5)
Warrants	772,968	768,188		•
Contributed surplus	637,009	637,009		•
Deficit	(1,898,183)	(2,616,483)		•
Total shareholders’ equity	$2,684,534	$1,983,734	$	•
Total capitalization	$2,684,534	$1,983,734	$	•

_______________
Notes:

(1)	As discussed below, the Company is proposing to consolidate its common shares on a basis of one new common share for every • pre-consolidation common shares.

(2)

Includes • post-consolidation common shares issuable on the exercise of the Subscription Receipts and • post-consolidation common shares issuable on the Acquisition to the San Dimas Vendors. The number of common shares to be issued to the San Dimas Vendors is calculated based on U.S. dollars. Accordingly the number of shares expected to be issued to the San Dimas Vendors is based on current dollar exchange rates.

(3)

The Company has authorized capital consisting of an unlimited number of common shares and an unlimited preferred shares, issuable in series. As at March 31, 2010, the Company had 59,973,283 common shares ( • if the consolidation as discussed below had been completed at this date), and 60,148,283 on May 31, 2010 (• if the consolidation as discussed below had been completed at this date). On completion of the Acquisition, and the capital Offering the Company expects to have • post-consolidation common shares outstanding. No preferred shares are issued.

(4)

Excludes any common shares issuable upon the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, total shareholders’ equity will increase by $• . See “Plan of Distribution”.

(5)

Excludes • common shares (post-consolidation) issuable on the exercise of warrants to be issued to the Underwriters (see “Plan of Distribution”) and • common shares (post-consolidation) that are issuable under share incentive options, including options to purchase • common shares of the Company (post-consolidation) that will be issued concurrent with the closing of the Acquisition at an exercise price that is not less than the Offering Price.

Share Consolidation

          Except with respect to the completion of the Offering, there has been no material change in the share capital of the Company since the date of the interim financial statements for the three months ended March 31, 2010. As at June 4, 2010, 60,148,283 common shares were issued and outstanding. Provided shareholder approval has been granted, immediately before the completion of the Acquisition the Company intends to consolidate its shares on the basis of one new common share for every • pre-consolidation common share (the “Consolidation”). Shareholders of the Company will be voting on a resolution to authorize the Consolidation at an annual and special meeting of shareholders to be held on June 28, 2010.

PLAN OF DISTRIBUTION

Underwriting Agreement

          Pursuant to the underwriting agreement dated as of June • , 2010 among the Company and the Underwriters in respect of the Offering (the “Underwriting Agreement”), the Company has agreed to issue and sell an aggregate of • Subscription Receipts to the Underwriters, and the Underwriters have severally agreed to purchase such Subscription Receipts on June • , 2010, or such other closing date not later than June 30, 2010 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Subscription Receipts is conditional upon payment on closing of $ • per Subscription Receipt by the Underwriters to the Escrow Agent. The Underwriting Agreement provides that the Company will pay the Underwriters’ Fee of $• per Subscription Receipt for Subscription Receipts issued and sold by the Company other than in relation to Subscription Receipts purchased by purchasers introduced to the Underwriters by the Company for which the Company will pay an underwriters’ fee of $ • per Subscription Receipt, for an aggregate fee payable by the Company of $ • , in consideration for their services in connection with the Offering. The Underwriters’ Fee in respect of the Subscription Receipts will only be payable upon closing of the Acquisition. In addition, the Company has agreed to issue to the Underwriters at Closing a special warrant (the “Broker Special Warrant”) which will convert into non-transferable common share purchase warrants (the “Broker Warrants”) upon the release from escrow of the Escrowed Funds. On a pre-Consolidation basis, the Broker Warrants will entitle the Underwriters to purchase up to • common shares of the Company (the “Broker Shares”) at a price of $ • per Broker Share until • . This Prospectus also qualifies the distribution of the Broker Special Warrant to the Underwriters. The terms of the Offering were determined by negotiation between the Company and Canaccord Genuity, on behalf of the Underwriters.

          The Company has granted to the Underwriters the Over-Allotment Option to purchase up to an additional • Subscription Receipts at a price of $ • per Subscription Receipt on the same terms and conditions of the Offering, exercisable in whole or in part from time to time, not later than the earlier of (a) the 30th day following the closing of the Offering and (b) the Termination Time for the purposes of covering the Underwriters’ over-allocation position. If the Over-Allotment Option is exercised in whole or in part following the closing of the Acquisition, an equal number of common shares will be issued in lieu of Subscription Receipts. If the Over-Allotment Option is exercised in full, the total Offering, Underwriters’ fee and net proceeds to the Company (before deducting expenses of the Offering) will be $ • , $ • and $ • , respectively. This Prospectus also qualifies for distribution the grant of the Over-Allotment Option and the issuance of Subscription Receipts and common shares pursuant to the exercise of the Over-Allotment Option.

          The Underwriters propose to offer the Subscription Receipts initially at the public offering price on the face page of this Prospectus. The offering price for the Subscription Receipts was determined by negotiation between the Company and, on behalf of the Underwriters, Canaccord Genuity. After the Underwriters have made a reasonable effort to sell all the Subscription Receipts offered by this Prospectus at the price specified herein, the offering price may be decreased, and further changed from time to time to an amount not greater than the offering price specified herein and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Subscription Receipts is less than the gross proceeds paid by the Underwriters to the Company.

          The Company has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, common shares or any securities convertible or exchangeable into common shares for a period of 120 days subsequent to the closing date of the Acquisition without the consent of Canaccord Genuity, on behalf of the Underwriter, which consent may not be unreasonably withheld.

          The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The obligations of the Company under the Underwriting Agreement to complete the purchase and sale of the Subscription Receipts will terminate automatically if the Acquisition is terminated or the Company has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition. If an Underwriter fails to purchase the Subscription Receipts that it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Subscription Receipts. The Underwriters are, however, obligated to take up and pay for all Subscription Receipts if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses. The Company also agreed to pay the fees and expenses of the Underwriters in connection with the Offering, including the fees and expenses of legal counsel retained by the Underwriters.

          Subscriptions for Subscription Receipts will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about June • , 2010 or such other date not later than • , 2010 as the Company and the Underwriters may agree.

          Except in certain limited circumstances and in respect of Subscription Receipts purchased pursuant to Rule 506 of Regulation D under the U.S. Securities Act, the Subscription Receipts will be issued in “book-entry only” form and must be purchased or transferred through a participant in the depository service of CDS. See “Details of the Offering”.

          Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Subscription Receipts ends and all stabilization arrangements relating to the common shares and are terminated, bid for or purchase common shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of common shares if the bid or purchase is made through the facilities of the TSXV in accordance with the Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriters, or if the client’s order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules; and (c) a bid or purchase to cover a short position entered into before the period of distribution as prescribed by the rules. The Company has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the common shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Qualification of Acquisition Shares

          The Company is acquiring the San Dimas Mines from the San Dimas Vendors. Part of the consideration being paid to the San Dimas Vendors will be the Acquisition Shares. This Prospectus also qualifies for distribution the Acquisition Shares to be issued to the San Dimas Vendors on the closing of the Acquisition.

Offering in the United States

          Neither the Subscription Receipts nor the Underlying Shares have been, or will be registered under the U.S. Securities Act, or the securities laws of any state of the United States. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Subscription Receipts or the Underlying Shares in the United States. Accordingly, the Subscription receipts and the Underlying Shares may not be offered or sold, directly or indirectly, in the United States except in accordance with an exemption from the registration requirements of the U.S. Securities Act.

          The Underwriters have agreed that they will not offer, sell or deliver the Subscription Receipts within the United States except in accordance with the Underwriting Agreement. The Underwriting Agreement permits the Underwriters to arrange for “accredited investors”, as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, to purchase Subscription Receipts directly from the Company in transactions completed in compliance with Rule 506 of Regulation D under the U.S. Securities Act. The Underwriters have agreed in the Underwriting Agreement that all offers and sales of Subscription Receipts made outside the United States will be made only in compliance with Rule 903 of Regulation S under the U.S. Securities Act. The issuance of the Underlying Shares to each U.S. purchaser who purchased Subscription Receipts in exchange for the Subscription Receipts in the manner contemplated by the Subscription Receipt Indenture will be exempt from the registration requirements of the U.S. Securities Act, provided that no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. In accordance with the Subscription Receipt Indenture, the certificates representing the Underlying Shares held by persons to whom Subscription Receipts were sold in the United States will contain a legend to the effect that the securities represented thereby have not been registered under the U.S. Securities Act and may only be offered, sold or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

          In addition, until 40 days after the conversion of the Subscription Receipts, an offer or sale of Underlying Shares within the United States by a dealer may violate the registration requirements of the U.S. Securities Act if such offer or sale is made other than in accordance with an exemption from such registration requirements. Terms used in this paragraph have the meanings given to them by Regulation S under the U.S. Securities Act.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

          A description of the Subscription Receipts being distributed pursuant to this Prospectus is contained in this Prospectus under the heading “Details of the Offering” above. A description of the common shares of the Company to be issued pursuant to the Subscription Receipts is contained under the heading “Description of Capital Structure” in the Annual Information Form of the Company dated April 28, 2010.

PRIOR SALES

          For the 12-month period before the date of this Prospectus, Mala Noche issued or granted the following common shares or securities convertible into common shares:

Number and Type of
Date of Issuance	Securities Issued	Issue Price Per Security

May 10, 2010	175,000 common shares(1)	$ 0.10
February 24, 2010	22,000 common shares(1)	$ 0.08
February 12, 2010	53,000 common shares(1)	$ 0.08
February 8, 2010	125,000 common shares(1)	$ 0.08
January 28, 2010	27,500 common shares(1)	$ 0.08
January 7, 2010	64,167 common shares(1)	$ 0.08
January 7, 2010	833,333 common shares(1)	$ 0.10
December 10, 2009	150,000 common shares(1)	$ 0.10
October 27, 2009	425,000 common shares(2)	$ 0.15
July 9, 2009	6,400,000 share options	$0.135(3)
July 2, 2009	30,000,000 common shares	$ 0.06
July 2, 2009	15,000,000 share purchase warrants	$ 0.10(3)
July 2, 2009	3,000,000 share purchase warrants	$ 0.08(3)
_______________
(1)	Common shares issued on the exercise of common share purchase warrants.

(2)	Common shares issued on the exercise of share options.

(3)	Reflects the exercise price of share options and common share purchase warrants.

TRADING PRICE AND VOLUME

          Mala Noche’s common shares are listed on the TSXVunder the trading symbol “MLA”. The following table sets out the high and low sale prices and the volume of trading of the shares on the TSXV for the periods indicated. Subject to obtaining shareholder approval, immediately before the completion of the Acquisition the Company intends to complete the Consolidation. See “Consolidated Capitalization — Share Consolidation”.

	Price Range ($)
Period	High	Low	Total Volume

May, 2009	0.13	0.08	66,000
June, 2009	0.17	0.08	841,000
July, 2009	0.20	0.105	448,000
August, 2009	0.28	0.145	288,000
September, 2009	0.375	0.185	289,000
October, 2009	0.31	0.22	466,000
November, 2009	0.24	0.12	4,136,400
December, 2009	0.23	0.12	3,911,100
January, 2010	0.28	0.15	4,347,100
February, 2010	0.165	0.14	985,600
March, 2010	0.265	0.125	5,581,800
April, 2010	0.250	0.15	3,329,400
May, 2010	0.265	0.200	2,774,800
June 1, 2010(1)	0.245	0.245	254,600

_______________
Notes:

(1)

June 1, 2010 was the last trading day before the public announcement of the entering into of agreements to complete the Acquisition. As provided for under the policies of the TSXV, trading in the common shares has been halted while the TSXV is considering the Company’s application for approval to complete the Acquisition.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

          In the opinion of Lang Michener LLP and Blake, Cassels & Graydon LLP (together, “Counsel”), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a subscriber who acquires Subscription Receipts pursuant to the Offering and common shares issued pursuant to the Subscription Receipts (together, the “Securities”) and who, for purposes of the Tax Act and at all relevant times, (a) holds the Securities as capital property, (b) deals at arm’s length with, and is not affiliated with, the Company and the Underwriters, and (c) is resident or deemed to be resident solely in Canada. Subscribers who meet all of the foregoing requirements are referred to in this summary as “Holders”, and this summary only addresses such Holders.

          Generally speaking, the Securities will be considered to be capital property to a Holder provided the Holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Holders resident in Canada who might not otherwise be considered to hold their common shares as capital property may, in certain circumstances, be entitled to have their common shares, and every other “Canadian security” owned by the Holder or acquired by the Holder in the future, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such election is not available with respect to the Subscription Receipts. Holders considering making this election should consult with their own tax advisors.

          This summary is not applicable to (a) a holder who, for the purposes of the Tax Act, is a “financial institution” for purposes of the “mark-to-market property” rules or is a “specified financial institution”, (b) a holder an interest in which is a “tax shelter investment” for purposes of the Tax Act, or (c) a holder who has elected under the Tax Act to report its tax results in a currency other than Canadian currency. Such Holders should consult their own tax advisors with respect to an investment in the Securities.

          This summary is based on the provisions of the Tax Act and the regulations thereto (the “Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by the Minister of Finance (Canada) before the date hereof (the “Proposed Amendments”), and Counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (“CRA”). This summary assumes that the Proposed Amendments will be enacted in the form proposed, although no assurance can be given that the Proposed Amendments will be enacted in their current form or at all. This summary is not exhaustive of all possible tax considerations and, except for the Proposed Amendments, does not take into account or anticipate changes in law, whether by legislative, governmental or judicial action, nor does it take into account any changes in the administrative practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is based on an interpretation of Counsel that a Subscription Receipt is an agreement to acquire a common share of the Company on the satisfaction of certain conditions. No advance income tax ruling in respect of the Offering has been sought from the CRA and Counsel is not aware of any judicial consideration of this interpretation.

          This summary is of a general nature only, is not comprehensive of all possible tax consequences, and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or Holder, and no representations with respect to the income tax consequences to any prospective purchaser or Holder are made. Consequently, prospective purchasers and Holders should consult their own tax advisors with respect to their particular circumstances.

Issuance of Common Shares

          No capital gain or capital loss will be realized by a Holder on the issuance of a common share pursuant to a Subscription Receipt. The cost of a common share acquired pursuant to a Subscription Receipt will be equal to the Holder’s adjusted cost base of such Subscription Receipt immediately before the issuance of the common share of the Company. The cost of common shares acquired pursuant to the Subscription Receipts generally must be averaged with the cost of any other common shares held by the Holder as capital property in determining the adjusted cost base of each common share held.

Disposition of Subscription Receipts or Common Shares

          A disposition or deemed disposition by a Holder of a Subscription Receipt (other than on the conversion thereof for a common share, but including on the repayment of the issue price thereof by the Company in the event the Acquisition is not completed before the Termination Time,) or common shares will generally result in the Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Holder’s adjusted cost base thereof and any reasonable costs of disposition. In the event that a Holder becomes entitled to the repayment of the issue price of a Subscription Receipt as a consequence of the Acquisition not becoming effective before the Termination Time, any amount that is paid to the Holder by the Company as or on account of interest will be included in the Holder’s income, and excluded from the Holder’s proceeds of disposition.

Capital Gains or Losses

          Generally, one-half of any capital gain (a “taxable capital gain”) realized by the Holder will be included in the Holder’s income under the Tax Act for the year of disposition as a taxable capital gain and one-half of any capital loss (an “allowable capital loss”) must be deducted against taxable capital gains realized by the Holder in the year of disposition. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted against taxable capital gains realized in any of the three preceding taxation years or carried forward and deducted against net taxable gains realized in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

          The amount of any capital loss realized on the disposition or deemed disposition of a common share by a Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such common shares, to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns common shares, or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns common shares of the Company. Holders to whom these rules may be relevant should consult their own tax advisors.

          A capital gain realized by a Holder who is an individual may give rise to a liability for alternative minimum tax. A Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax of 6 2 / 3%, refundable in certain circumstances, on certain investment income, including interest and taxable capital gains.

Dividends

          A Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the common shares. In the case of a Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are validly designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. The Company has not committed to making such designation. In the case of a Holder that is a corporation, the amount of any taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year, subject to all relevant restrictions under the Tax Act.

          A Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax of 33 1 / 3 % under Part IVof the Tax Act on dividends received on the common shares to the extent such dividends are deductible in computing the Holder’s taxable income for the year.

Minimum Tax

          In general terms, a Holder who is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the common shares or realizes a capital gain on the disposition or deemed disposition of common shares or Subscription Receipts may be liable for a minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

RELATIONSHIP BETWEEN ISSUER AND UNDERWRITER

          Pursuant to an engagement letter dated as of March 24, 2010 between Mala Noche and Canaccord Genuity, we retained Canaccord Genuity to provide financial advisory services in respect of the Acquisition. Accordingly, we may be considered a “connected issuer” of Canaccord Genuity under applicable Canadian securities legislation. Pursuant to the engagement letter, upon closing of the Acquisition, we have agreed to pay Canaccord Genuity a success fee which is conditional upon the completion of the Acquisition.

          The decision to distribute the Subscription Receipts and the terms of the Offering, and the Offering Price, were made through negotiations between Mala Noche and Canaccord Genuity, on behalf of itself and on behalf of the other Underwriters. The Offering was not required or suggested by Canaccord Genuity. Other than the success fee payable to Canaccord Genuity, the net proceeds from the Offering will not be applied for the benefit of Canaccord Genuity or any related issuer of Canaccord Genuity. The Underwriters, including Canaccord Genuity, will receive compensation for their services to us in connection with the Offering. See “Plan of Distribution”.

INTERESTS OF EXPERTS

          The following persons and companies have prepared or certified a statement, report, valuation or opinion on behalf of the Company in this Prospectus, either directly or in a document incorporated by reference:

  Deloitte & Touche LLP is the auditor of the operations to be acquired by the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. Deloitte & Touche LLP prepared an audit report dated June 2, 2010, on the financial statements of the San Dimas Operations;

  Velasquez Spring, P.Eng., Senior Geologist, and Gordon Watts, P.Eng., Senior Associate Mineral Economist, of Watts, Griffis and McOuat Limited, consultants to the Company, prepared the San Dimas Technical Report dated June 1, 2010 in accordance with NI 43-101;

  Felix N.F. Lee, B.Sc., M.B.A., P. Geo. and Ian D. Trinder, M.Sc., P.Geo. of A.C.A Howe International Limited (Toronto), consultants to the Company, prepared the “Technical Report on the Ventanas Epithermal Silver-gold Property” dated January 27, 2009 in accordance with NI 43-101; and

  The matters referred to under “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” have been passed upon by Lang Michener LLP, on behalf of Mala Noche, and by Blake, Cassels & Graydon LLP, on behalf of the Underwriters.

          Except as set out herein, no person or company named above holds any beneficial interest, direct or indirect, in any of our securities or property or in the securities or properties of any of our associates, or affiliates and no such person is expected to be elected, appointed or employed as one of our directors, officers or employees or as a director, officer or employee of any of our associates or affiliates and no such person is one of our promoters or the promoter of one of our associates or affiliates. In particular, Deloitte & Touche LLP has informed the Company that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. In addition, as at the date hereof, the partners and associates of Lang Michener LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each beneficially own, directly or indirectly, less than one percent of the outstanding common shares of Mala Noche.

AUDITORS, TRANSFER AGENT AND REGISTRAR

          The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The transfer agent and registrar for the common shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

LEGAL MATTERS

          Certain legal matters in connection with the Offering will be passed upon by Lang Michener LLP, on behalf of Mala Noche, and by Blake, Cassels & Graydon LLP, on behalf of the Underwriters.

STATUTORY AND CONTRACTUAL RIGHTS OF RESCISSION
AND STATUTORY RIGHTS OF WITHDRAWAL

          Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

          In addition, original purchasers of Subscription Receipts will have the benefit of a contractual right of rescission exercisable following the issuance of Underlying Shares to such purchasers in the same circumstances described above. See “Details of the Offering”.

Carve Out Combined Financial Statements of

OPERATIONS TO BE ACQUIRED BY
MALA NOCHE RESOURCES CORP.

March 31, 2010 — unaudited

OPERATIONS TO BE ACQUIRED BY MALA NOCHE RESOURCES CORP.

Carve Out Combined Statements of Operations and Net Investment
Three months ended March 31,

	2010	2009
	(In thousands of United States
	dollars — Unaudited)
REVENUES (Notes 5)	$32,367	$31,125
COST OF REVENUES (Note 7)
Operating expenses	15,404	12,631
Depreciation and depletion	9,173	9,445
	24,577	22,076
EARNINGS FROM MINING OPERATIONS	7,790	9,049
EXPENSES AND OTHER INCOME
Foreign exchange loss (gain) (Note 8)	7,842	(5,724)
Stock based compensation .	153	352
Interest and other income (Note 7) .	(719)	(555)
	7,276	(5,927)
EARNINGS BEFORE INCOME TAXES	514	14,976
INCOME TAXES (Note 8)	2,664	8.612
NET (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME	(2,150)	6,364
NET INVESTMENT
BALANCE, BEGINNING OF PERIOD .	535,583	559,770
NET (LOSS) EARNINGS .	(2,150)	6,364
NET DISTRIBUTIONS (Note 6) .	(10,297)	(13,422)
BALANCE, END OF PERIOD .	$523,136	$552,712

The accompanying notes form an integral part of these carve out combined financial statements.

OPERATIONS TO BE ACQUIRED BY MALA NOCHE RESOURCES CORP.

Carve Out Combined Balance Sheets

	March 31	December 31
	2010	2009
	(In thousands of United States
	dollars — Unaudited)
ASSETS
Cash	$67	$5,287
Accounts receivable	2,244	2,282
Prepaid and other	458	1,214
Inventories and stockpiled ore (Note 4)	4,869	6,648
Current assets	7,638	15,431
Mining interests (Note 5)	533,772	539,026
	$541,410	$554,457

LIABILITIES
Accounts payable and accrued liabilities	$8,559	$9,082
Reclamation and closure cost obligations	6,858	6,973
Other long term liabilities	2,857	2,819
	18,274	18,874
NET INVESTMENT	523,136	553,583
	$541,410	$554,457

The accompanying notes form an integral part of these carve out combined financial statements.

OPERATIONS TO BE ACQUIRED BY MALA NOCHE RESOURCES CORP.

Carve Out Combined Statements of Cash Flows
Three months ended March 31,

	2010	2009
	(In thousands of United States
	dollars — Unaudited)
OPERATING ACTIVITIES
Net (loss) earnings	$(2,150)	$6,364
Items not involving cash
Reclamation	(188)	(256)
Future income tax	(569)	(2,503)
Depreciation and depletion	9,173	9,445
Stock based compensation	153	352
Unrealized foreign exchange loss (gain) and other	8,463	(4,349)
Change in non-cash operating working capital (Note 9)	634	241
	15,516	9,294
INVESTING ACTIVITY
Mining interests	(3,280)	(3,502)
FINANCING ACTIVITY
Net distributions (Note 6)	(17,456)	(7,335)
DECREASE IN CASH	(5,220)	(1,543)
CASH, BEGINNING OF PERIOD	5,287	1,659
CASH, END OF PERIOD	$67	$116

The accompanying notes form an integral part of these carve out combined financial statements.

OPERATIONS TO BE ACQUIRED BY MALA NOCHE RESOURCES CORP.

Notes to the Carve Out Combined Financial Statements
Three Months Ended March 31, 2010 and 2009
(in thousands of United States dollars — Unaudited)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and Goldcorp Silver (Barbados) Ltd. (“GSBL”), each of which is an indirect, wholly-owned subsidiary of Goldcorp Inc. (“Goldcorp”), have entered into a binding letter agreement (the “Agreement”) with Mala Noche Resources Corp. (“Mala Noche”) dated June 1, 2010. Pursuant to the provisions of the Agreement, Mala Noche has agreed to acquire the following, collectively “Operations to be acquired by Mala Noche”:

(i)

as an asset acquisition, the San Dimas mining operations; an airplane and a helicopter used in the support of the San Dimas operations; the assets related to the service company Minas de San Luis, SA de CV; the newly finished hydro electric generation project known as Las Truchas; and an interest in the Ventanas project (in which Mala Noche currently holds an interest pursuant to an option agreement dated May 8, 2007, as amended on August 7, 2008 and further amended April 6, 2010 (Note 10)). These operations have been managed by DMSL throughout the reported periods; and

(ii)

all of the issued and outstanding shares in the capital of Silver Trading (Barbados) Limited (“Silver Trading”), which following the re- organization of Silver Trading’s contracts and obligations prior to the proposed transaction with Mala Noche, will retain a silver purchase agreement (Note 5) for silver produced from the San Dimas mining operations which is saleable to Silver Wheaton Corp. (“Silver Wheaton”).

The carve out combined financial statements for Operations to be acquired by Mala Noche set out the assets, liabilities, revenues, expenses, and cash flows of the San Dimas mining operations and related assets and the silver purchase agreement with Silver Wheaton that are to be acquired by Mala Noche pursuant to the Agreement described above as at and for the periods shown.

Operations to be acquired by Mala Noche is engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold and silver which are produced at the San Dimas mine located in Durango Mexico, are the primary products.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim carve out combined financial statements have been prepared by the operations in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual carve out combined financial statements. The accompanying unaudited interim carve out combined financial statements should be read in conjunction with the notes to the Operations to be acquired by Mala Noche’s audited carve out combined financial statements for each of the three years in the period ended December 31, 2009, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of the Operations to be acquired by Mala Noche’s management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the carve out combined financial position, results of operations and cash flows at March 31, 2010 and for all periods presented, have been made. The carve out combined interim results are not necessarily indicative of results for a full year.

3.	CHANGES IN ACCOUNTING POLICIES

Accounting policies implemented effective January 1, 2010

In January 2009, the CICA issued Handbook Sections 1582 — Business Combinations (“Section 1582”), 1601 — Consolidated Financial Statements (“Section 1601”) and 1602 — Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 — Business Combinations (“Section 1581”) and 1600 — Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for interim and annual consolidated financial statements beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Operations to be acquired Mala Noche early adopted these sections effective January 1, 2010.

Under Section 1582, business combinations are accounted for under the “acquisition method”, compared to the “purchase method” previously required by Section 1581. The significant changes that result from applying the acquisition method of Section 1582 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under Section 1581, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Section 1581, these costs were capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under Section 1581, only the controlling interest’s portion was recorded at fair value; and (vi) non-controlling interests are recorded at their proportionate share of fair value of identifiable net assets acquired, whereas under Section 1581, non-controlling interests were recorded at their share of carrying value of net assets acquired.

Under Section 1602, non-controlling interests are measured at 100% of the fair value of identifiable net assets acquired. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, Section 1602 changes the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under Section 1602, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of Section 1602 have been applied prospectively and did not result in an impact on these carve out combined financial statements.

4.	INVENTORIES AND STOCKPILED ORE

	March 31	December 31
	2010	2009

Supplies	3,235	3,597
Finished goods	349	359
Work-in-process	1,285	1,469
Stockpiled ore	—	1,223
	$4,869	$6,648

The amount of inventories recognized as an expense during the period is included in cost of revenues in the Statements of Operations.

5.	MINING INTERESTS

		March 31, 2010
		Accumulated
		Depreciation	Net book
	Cost	and depletion	Value

Mining properties	$543,016	$152,057	$390,959
Plant and equipment	197,425	54,612	142,813
	$740,441	$206,669	$533,772

		December 31, 2009
		Accumulated
		Depreciation	Net book
	Cost	and depletion	Value

Mining properties	$539,750	$147,021	$392,729
Plant and equipment	197,411	51,114	146,297
	$737,161	$198,135	$539,026

(a)

On October 15, 2004, Silver Trading entered into an agreement (amended on March 30, 2006) to sell to Silver Wheaton an amount equal to 100% of the silver produced by the Luismin mining operations in Mexico for a period of 25 years. Consideration (including consideration issued as part of the March 30, 2006 amendment) was $56.7 million in cash payments and 126 million common shares of Silver Wheaton valued at $137.5 million.

The Luismin operations at the time of the transaction with Silver Wheaton consisted of the San Dimas mine, the Los Filos mine, and the San Martin mine. Under Canadian GAAP, the consideration paid by Silver Wheaton to Silver Trading which related to the San Dimas mine ($191.8 million out of the total arrangement consideration of $194.2 million) has been applied in these combined financial statements as a reduction of mining properties and plant and equipment carrying values at San Dimas.

Under the terms of the agreement, Silver Trading purchases all of the silver produced by the San Dimas mine at market and sells to Silver Wheaton at a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment; for the three months ended March 31, 2010 the cash payment was an average of $4.04) and the prevailing market price. Revenues from silver sold to Silver Wheaton for the three months ended March 31, 2010 were $4.9 million (three months ended March 31, 2009 - $5.4 million).

As part of the Agreement with Mala Noche:

	(i)	Mala Noche intends to change the agreement from the existing 25 year arrangement to sell silver produced by San Dimas to Silver Wheaton to the life of the San Dimas mine;

	(ii)	until the end of 2029, Goldcorp has agreed to guarantee:

		(a)	Silver Trading’s obligation to deliver silver mined from San Dimas; and

		(b)	a payment of US$0.50/oz for any shortfall below 220 million cumulative silver ounces delivered to Silver Wheaton by the end of 2031; and

(iii)

Goldcorp will deliver 1.5 million ounce of silver per year to Silver Wheaton at a per ounce cash payment of $3.90 (subject to an inflationary adjustment; in 2009 the cash payment was an average of $4.02) on a monthly basis for the first four years following the close of the transaction.

(b)

On May 8, 2007, Mala Noche entered into an option agreement as amended on August 7, 2008 (the “Agreement”) and further amended on April 6, 2010 (Note 10) with DMSL to acquire up to a 70% interest in the Ventanas project (the “Property”), in the state of Durango, Mexico. The agreement with DMSL has two parts (“First Option” and “Second Option”).

The First Option will enable Mala Noche to acquire a 49% undivided interest in the Property by spending an aggregate amount of $5 million as follows:

	(a)	on or before May 8, 2011, Mala Noche shall have incurred exploration expenses of an aggregate amount of $2.5 million; and

	(b)	on or before May 8, 2012, Mala Noche shall have incurred exploration expenses of $5 million, including the amounts in (a).

The Second Option will enable Mala Noche to acquire an additional 21% undivided interest in the Property by spending an additional aggregate amount of $3 million as follows:

	(c)	on or before the first anniversary of the having earned the First Option, Mala Noche shall have incurred additional exploration expenses of an aggregate amount of $1.5 million; and

	(d)	on or before the second anniversary of having earned the First Option, Mala Noche shall have incurred additional exploration expenses of $3 million, including the amounts in (c).

If Mala Noche exercises the Second Option, for a period of 90 days following the date of exercise of the Second Option, DMSL shall have the right to acquire from Mala Noche an undivided 30% beneficial interest in the Property, such that DMSL will thereafter have an undivided 60% beneficial interest in the Property and Mala Noche will have an undivided 40% beneficial interest in the Property, by paying Mala Noche an amount equal to $16 million less the amount of all maintenance costs paid by DMSL during the period of the First Option and Second Option.

All mineral interest costs qualify as exploration expenses under the Agreement. As at March 31, 2010, Mala Noche had incurred the equivalent of $1.6 million in aggregate exploration expenses, leaving a minimum of $0.9 million to be incurred by May 8, 2011 to maintain the First Option in good standing.

6.	NET DISTRIBUTIONS

Gold production from the San Dimas mining operations are sold by Goldcorp or its related subsidiaries to the various central banks and financial institutions. Silver production is sold to Silver Wheaton in accordance with the terms of the silver purchase arrangement (Note 5(a)). Excess cash is generally transferred to Goldcorp’s corporate treasury. Net distributions also include funding of the activities of the Operations to be acquired by Mala Noche provided by Goldcorp or its related subsidiaries if, as, and when required.

7.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

(a)	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	Three Months
	Ended
	March 31
	2010	2009

Luismin SA de CV
Cost of revenues
Leases	$83	$227
Transportes Aereos y Terrestres, S.A. de C.V.
Cost of revenues
Transportation services	$120	$98
Desarrollos Mineros San Luis, S.A. de C.V.
Cost of revenues
Operational support services	$275	$—
Goldcorp Insurance Company Inc.
Cost of revenues
Insurance services	$516	$305

(b)

Balances payable (to) / from Mexican related parties are recorded as part of the Net Investment. These amounts are due on demand and interest bearing at the 28-day call rate published in the Official Federal Gazette. For the three months ended March 31, 2010, net interest income earned on balances with related parties was $699 (2009 — $566).

8.	INCOME TAXES

	Three Months
	Ended
	March 31
	2010	2009

Current income tax expense	$3,233	$11,115
Future income tax recovery	(569)	(2,503)
	$2,664	$8,612

Income tax expense differs from the amount that would result from applying the Mexican statutory income tax rate to earnings before income taxes. These differences result from the following items:

	Three Months
	Ended
	March 31
	2010	2009

Earnings before income taxes	$514	$14,976
Mexican statutory income tax rates	30%	28%
	154	4,193
Increase (decrease) attributable to:
Silver Trading losses subject to a different rate	4,321	2,920
Impact of foreign exchange on future income taxes	2,536	(1,220)
Other impacts of foreign exchange	(3,540)	2,749
Non-deductible expenditures	139	153
Other	(946)	(183)
	$2,644	$8,612

(a)

In accordance with Mexican tax laws, the San Dimas mining operations is required to make income tax instalment payments based on monthly taxable revenue. Luismin, S.A. de C.V. (‘Luismin’), parent company of DMSL, files consolidated tax returns on behalf of the San Dimas mining operations with the Mexican tax authorities and applies the tax instalment payments made to Luismin’s consolidated tax liability. As a result, the current and future income tax balances of the San Dimas mining operations at March 31, 2010 and December 31, 2009 are recorded as part of the Net Investment.

(b)

Included in the Net Investment at March 31, 2010 and December 31, 2009 are future income tax liabilities balances of $133.5 million and $126.5 million, respectively, related to the push down accounting of the 2005 Wheaton River Minerals Ltd. purchase price allocation relating to the San Dimas mining operations. The future income tax liabilities are denominated in Mexican pesos and are considered monetary items which are translated each period end at current exchange rates, with the gain or loss recorded in the statement of operations for the period. During the three months ended March 31, 2010, the Operations to be acquired by Mala Noche recognized a loss of $7.8 million on foreign exchange (2009 — gain of $5.7 million); of this amount, $8.5 million resulted from the translation of future income taxes denominated in the Mexican peso (2009 — gain of $4.4 million).

9.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months
	Ended
	March 31
	2010	2009

Change in non-cash operating working capital
Accounts receivable	$38	$621
Inventories and stockpiled ore	1,250	134
Accounts payable and accrued liabilities	(532)	(694)
Other changes in non-cash working capital	(122)	180
	$634	$241

10.	SUBSEQUENT EVENT

On April 6, 2010, DMSL and Mala Noche amended the option agreement on the Ventanas project to extend the term of the First Option by one year (Note 5(b)).

* * * * *

Carve out Combined Financial Statements of

OPERATIONS TO BE ACQUIRED BY
MALA NOCHE RESOURCES CORP.

December 31, 2009

AUDITORS’ REPORT

To the Directors of
     MALA NOCHE RESOURCES CORP.

          We have audited the carve out combined balance sheets of the operations to be acquired by Mala Noche Resources Corp. (“Mala Noche”) as at December 31, 2009 and 2008 and the carve out combined statements of operations, net investment, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of Goldcorp Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In our opinion, these carve out combined financial statements present fairly, in all material respects, the financial position of the operations to be acquired by Mala Noche as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
June 2, 2010

OPERATIONS TO BE ACQUIRED BY MALA NOCHE RESOURCES CORP.

Carve Out Combined Statements of Operations and Net Investment
Years ended December 31

	2009	2008	2007
	(In thousands of United States dollars)
REVENUES (Notes 5 and 9)	$124,393	$91,905	$114,941
COST OF REVENUES (Notes 9 and 12)
Operating expenses	59,378	61,019	53,939
Depreciation and depletion	41,638	29,184	40,382
	101,016	90,203	94,321
EARNINGS FROM MINING OPERATIONS	23,377	1,702	20,620
EXPENSES AND OTHER INCOME
Exploration expenses	—	77	—
Foreign exchange loss (gain) (Note 7)	17,875	(56,097)	(18,468)
Stock based compensation	1,118	817	983
Interest and other expense (income) (Note 9)	(2,235)	(639)	5,003
	16,758	(55,842)	(12,482)
EARNINGS BEFORE INCOME TAXES	6,619	57,544	33,102
INCOME TAXES (Note 10)	23,105	21,549	15,000
NET (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME	(16,486)	35,995	18,102
NET INVESTMENT
BALANCE, BEGINNING OF YEAR	559,770	545,013	541,121
NET (LOSS) EARNINGS	(16,486)	35,995	18,102
NET DISTRIBUTIONS (Note 8)	(7,701)	(21,238)	(14,210)
BALANCE, END OF YEAR	$535,583	$559,770	$545,013

The accompanying notes form an integral part of these carve out combined financial statements.

OPERATIONS TO BE ACQUIRED BY MALA NOCHE RESOURCES CORP.

Carve Out Combined Balance Sheets
At December 31

	2009	2008
	(In thousands of
	United States dollars)
ASSETS
Cash	$5,287	$1,659
Accounts receivable	2,282	6,247
Prepaid and other	1,214	215
Inventories and stockpiled ore (Note 4)	6,648	5,882
Current assets	15,431	14,003
Mining interests (Note 5)	539,026	561,913
	$554,457	$575,916

LIABILITIES
Accounts payable and accrued liabilities (Note 6)	$9,082	$9,406
Reclamation and closure cost obligations (Note 6)	6,973	6,740
Other long term liabilities	2,819	—
	18,874	16,146
NET INVESTMENT	535,583	559,770
	$554,457	$575,916
Commitments and Contingencies (Notes 12 and 13)

The accompanying notes form an integral part of these carve out combined financial statements.

OPERATIONS TO BE ACQUIRED BY MALA NOCHE RESOURCES CORP.

Carve Out Combined Statements of Cash Flows
Years ended December 31

	2009	2008	2007
	(In thousands of United States dollars)
OPERATING ACTIVITIES
Net (loss) earnings	$(16,486)	$35,995	$18,102
Items not involving cash
Reclamation	(449)	(1,793)	(460)
Future income tax	(2,875)	(3,992)	(15,531)
Depreciation and depletion	41,638	29,184	40,382
Stock based compensation	1,118	817	983
Unrealized foreign exchange loss (gain) and other	10,530	(43,585)	(1,841)
Change in non-cash operating working capital (Note 11)	5,906	(10,192)	5,906
	39,382	6,434	47,541
INVESTING ACTIVITY
Mining interests	(22,114)	(32,086)	(49,122)
FINANCING ACTIVITY
Net (distributions) contributions (Note 8)	(13,640)	27,050	995
INCREASE (DECREASE) IN CASH	3,628	1,398	(586)
CASH, BEGINNING OF YEAR	1,659	261	847
CASH, END OF YEAR	$5,287	$1,659	$261

The accompanying notes form an integral part of these carve out combined financial statements.

OPERATIONS TO BE ACQUIRED BY MALA NOCHE RESOURCES CORP.

Notes to the Carve Out Combined Financial Statements
Years ended December 31, 2009, 2008, and 2007
(in thousands of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and Goldcorp Silver (Barbados) Ltd. (“GSBL”), each of which is an indirect, wholly-owned subsidiary of Goldcorp Inc. (“Goldcorp”), have entered into a binding letter agreement (the “Agreement”) with Mala Noche Resources Corp. (“Mala Noche”) dated June 1, 2010. Pursuant to the provisions of the Agreement, Mala Noche has agreed to acquire the following, collectively “Operations to be acquired by Mala Noche”:

(i)

as an asset acquisition, the San Dimas mining operations; an airplane and a helicopter used in the support of the San Dimas operations; the assets related to the service company Minas de San Luis, SA de CV; the newly finished hydro electric generation project known as Las Truchas; and an interest in the Ventanas project (in which Mala Noche currently holds an interest pursuant to an option agreement dated May 8, 2007, as amended on August 7, 2008 and further amended on April 6, 2010 (Note 14)). These operations have been managed by DMSL throughout the reported periods; and

(ii)

all of the issued and outstanding shares in the capital of Silver Trading (Barbados) Limited (“Silver Trading”), which following the re- organization of Silver Trading’s contracts and obligations prior to the proposed transaction with Mala Noche, will retain a silver purchase agreement (Note 5) for silver produced from the San Dimas mining operations which is saleable to Silver Wheaton Corp. (“Silver Wheaton”).

Operations to be acquired by Mala Noche is engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold and silver which are produced at the San Dimas mine located in Durango Mexico, are the primary products.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These carve out combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies:

	(a)	Basis of presentation

The combined financial statements for Operations to be acquired by Mala Noche set out the assets, liabilities, revenues, expenses, and cash flows of the San Dimas mining operations and related assets and the silver purchase agreement with Silver Wheaton that are to be acquired by Mala Noche pursuant to the Agreement described above as at and for the periods shown. The combined financial statements have been carved out from Goldcorp Inc.’s consolidated financial statements as at and for the periods shown.

Intercompany transactions and resulting balances between the San Dimas mining operations and related assets and the silver purchase agreement with Silver Wheaton have been eliminated. All other intercompany balances (which includes current and future income tax balances of the San Dimas mining operations — see Note 10) at December 31, 2009 and 2008 have been recorded as part of Net Investment in the Operations to be acquired by Mala Noche. Amounts recorded in Goldcorp Inc.’s statements of operations that are attributable to the Operations to be acquired by Mala Noche (for example stock-based compensation related to employees of the San Dimas mining operations; foreign exchange on future income tax balances related to the San Dimas mining operations denominated in the Mexican peso) have been allocated to these carve out combined financial statements.

	(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires that management make estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and assumptions are accounted for prospectively. Significant estimates and assumptions made in the preparation of these carve out combined financial statements include, but are not limited to:

		(i)	the recoverability of accounts receivable;

		(ii)	the economic recoverability of exploration cost incurred and the probability of future economic benefits from development costs incurred;

		(iii)	the recoverable tonnes of ore from the mine and the related depreciation and depletion of mining interests;

(iv)

the proven and probable mineral reserves and resources associated with mining properties, the expected economic lives of mining properties, the future operating results and net cash flow from mining properties and the recoverability of mining properties;

		(v)	the useful lives and related depreciation of plant and equipment;

		(vi)	the expected costs of reclamation and closure cost obligations and inputs used to determine the present value of such obligations and the related accretion expense; and

		(vii)	the provision for income and mining taxes including expected periods of reversals of timing differences and composition of future income and mining tax assets and liabilities.

(c)	Revenue recognition

Revenue from the sale of metals is recognized when the significant risk and rewards of ownership have passed. This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Refining and treatment charges are netted against revenues.

(d)	Inventories and cost of sales

Finished goods, work-in-process, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing long term metal prices less estimated future production costs to convert the inventories into saleable form.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods (gold and by-products in doré). Production costs are capitalized and included in the work-in-process inventory based on the current mining cost incurred up to the point to the refining process, including applicable overhead, depreciation and depletion relating to mining interest, and removed at the average production cost per recoverable ounce of gold. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining cost. Supplies are valued at the lower of average cost or replacement cost.

(e)	Mining interests

Mining interests include mining properties and related plant and equipment.

Mining properties

Mining properties are classified into three categories as follows:

(a)

Reserves — Reserves are classified as depletable mining properties when operating levels intended by management have been reached. Prior to this, they are classified as non-depletable mining properties.

(b)

Resources — Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves.

(c)

Exploration potential — Exploration potential represents the estimated mineralized material contained within areas adjacent to existing reserves and mineralization located within the immediate mine area; areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

The value associated with resources and exploration potential is the value beyond proven and probable reserves which includes amounts assigned from costs of property acquisitions. At least annually or when otherwise appropriate and subsequent to a review and evaluation for impairment, carrying amounts of non-depletable mining properties are reclassified to depletable mining properties as a result of the conversion into reserves that have reached operating levels intended by management.

Recognition

Capitalized costs associated with mining properties include the following:

(i) Costs of direct acquisitions of production, development and exploration stage properties;

(ii) Costs attributed to mining properties acquired in connection with business combinations;

(iii) Expenditures related to the development of mining properties;

(iv) Expenditures related to economically recoverable exploration;

(v) Borrowing costs incurred directly attributable to mining properties;

(vi) Certain costs incurred during production, net of proceeds from sales prior to reaching operating levels intended by management; and

(vii) Estimates of reclamation and closure costs (Note 6)

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized as part of the carrying amount of the related property in the period incurred, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the operations.

Exploration expenditures:

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Further exploration expenditures, subsequent to the establishment of economic recoverability, are capitalized and included in the carrying amount of the related property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

•

Geology: there is sufficient geologic and economic certainty of converting a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geology and metallurgy. There is a history of conversion of resources to reserves at operating mines to support the likelihood of conversion.

•

Scoping: there is a scoping study or preliminary feasibility study that demonstrates the additional resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production.

•	Accessible facilities: the mining property can be processed economically at accessible mining and processing facilities where applicable.

•

Life of mine plans: an overall life of mine plan and economic model to support the mine and the economic extraction of resources/ reserves exists. A long-term life of mine plan, and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body.

•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

Therefore prior to capitalizing exploration drilling, development and related costs, management determines that the following conditions have been met:

•	It is probable that a future economic benefit will flow to the operations;

•	The operations can obtain the benefit and controls access to it; and

•	The transaction or event giving rise to the future economic benefit has already occurred.

Borrowing costs:

Borrowing costs incurred that are directly attributable to acquiring and developing mining properties and constructing new facilities are capitalized and included in the carrying amounts of related assets until mining properties and facilities are ready for their intended use.

Costs incurred during production:

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Production costs incurred prior to this point are capitalized and the proceeds from sales are offset against costs capitalized. See below for determination of when operating levels intended by management is considered to be reached.

Mine development costs incurred to maintain current production are included in earnings. These costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined as compared to current production areas where development costs are considered as costs of sales and included in operating expenses given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). During the development of a mine, stripping costs are capitalized and included in the carrying amount of the related mining property and depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are considered as costs of sales and included in operating expenses.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

Mining properties classified as reserves are depleted using the unit-of-production method based on the estimated total recoverable ounces contained in proven and probable reserves at the related mine when operating levels intended by management have been reached.

Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:

i.	A significant portion of plant/mill capacity is achieved;

ii.	A significant portion of available funding is directed towards operating activities;

iii.	A pre-determined, reasonable period of time has passed; or

iv.	A development project significant to the primary business objective of the operation has been completed in terms of significant milestones being achieved.

Management reviews the estimated total recoverable ounces contained in proven and probable reserves at each financial year end and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in proven and probable reserves are accounted for prospectively.

Impairment:

The operation reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted net cash flows are less than the carrying amount of the related asset. When it is determined that a mining property is impaired, an impairment loss is recorded and calculated as the difference between the discounted estimated future net cash flows and the carrying amount. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment and accumulated depreciation and depletion is removed from the accounts and any associated gains or losses are recorded in earnings.

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Plant and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets. Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives. Repairs and maintenance of plant and equipment are expensed as incurred. Costs incurred to enhance the service potential of plant and equipment are capitalized and depreciated over the remaining useful life of the improved asset.

(f)	Income taxes

The Operations to be acquired by Mala Noche uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for unused tax losses and other income tax deductions.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related asset is realized or the liability settled. A valuation allowance is recorded against a future tax asset if the asset is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change is substantively enacted. Future tax assets and liabilities are considered monetary assets. Future tax balances denominated in other than United States dollars (“US dollars”) are translated in to US using current exchange rates at the balance sheet date.

(g)	Reclamation and closure cost obligations

The mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive.

The Operations to be acquired by Mala Noche has recorded a liability for the estimated reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The net present value is determined using a credit adjusted risk free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to the changes in legal or regulatory requirements; the extent of environmental remediation required and cost estimates. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets. Reclamation and closure cost obligations related to inactive mines are recorded directly in earnings as reclamation expense included in depreciation and depletion.

(h)	Foreign currency translation

The measurement currency is the US dollar and therefore the operating results are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the exchange rates prevailing at the balance sheet date, non-monetary assets denominated in foreign currencies and measured in other than fair value are translated using the rates of exchange at the transaction dates, non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined and income statement items denominated in foreign currencies are translated using the average monthly exchange rates. Foreign exchange gains and losses are included in the determination of earnings.

(i)	Financial instruments

All financial assets and financial liabilities are recorded at fair value on initial recognition. Transaction cost are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities. Financial assets and liabilities classified as held-for-trading are measured at fair value at the end of each period with the changes in fair values recorded in earnings in the period they occur. The Operations to be acquired by Mala Noche does not hold any financial assets classified as available-for-sale.

3.	CHANGES IN ACCOUNTING POLICIES

Accounting policies implemented effective January 1, 2007

On January 1, 2007, the Operations to be acquired by Mala Noche adopted the Canadian Institute of Chartered Accountants (“CICA”)’s Handbook Sections 1530 — Comprehensive Income, 3251 — Equity, 3855 — Financial Instruments — Recognition and Measurement, 3861 — Financial Instruments — Disclosure and Presentation and 3865 — Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of OCI and establish standards for hedge accounting for fiscal years beginning on or after October 1, 2006. The adoption of these Sections effective January 1, 2007 did not result in a material impact on these carve out combined financial statements.

Accounting policies implemented during 2008

On January 1, 2008, the Operations to be acquired by Mala Noche adopted three presentation and disclosure standards issued by the CICA. CICA Handbook Sections 3862 — Financial Instruments — Disclosures and 3863 — Financial Instruments — Presentation which replace Section 3861 — Financial Instruments — Disclosure and Presentation (“Section 3861”). These standards incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure of risks, including both qualitative and quantitative information about the risk exposures arising from financial instruments. CICA Handbook Section 1535 — Capital Disclosures establishes disclosure requirements about the Operations to be acquired by Mala Noche’s objectives, policies and processes for managing capital, quantitative data about what the Operations to be acquired by Mala Noche regards as capital, whether the Operations to be acquired by Mala Noche has complied with external capital requirements and, if the entity has not complied, the consequences of such non-compliance (Note 7).

CICA Handbook Section 3031 — Inventories (“Section 3031”) which replaces CICA Handbook Section 3030 — Inventories for fiscal years beginning on or after January 1, 2008, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, and requires impairment testing. The adoption of Section 3031 effective January 1, 2008 did not result in a material impact on these carve out combined financial statements.

Accounting policies implemented during 2009

On January 1, 2009, the Operations to be acquired by Mala Noche adopted CICA Handbook Section 3064 — Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 — Goodwill and Other Intangible Assets (“Section 3062”) and 3450 — Research and Development Costs for fiscal years beginning on or after October 1, 2008. Various changes were made to other sections of the CICA Accounting Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on these carve out combined financial statements.

In March 2009, the Operations to be acquired by Mala Noche adopted EIC Abstract 174 — Mining Exploration Costs (“EIC-174”) issued by the CICA, which replaces EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”) for financial statements issued after March 27, 2009, to provide additional guidance for mining exploration enterprises on the capitalization of exploration costs, when an assessment of impairment of these costs is required and conditions indicating impairment. The adoption of EIC-174 did not result in a material impact on these carve out combined financial statements.

In 2009, the Operations to be acquired by Mala Noche adopted the amendments made by the CICA to Handbook Section 3862 — Financial Instruments — Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises (Note 7).

On July 1, 2009, the Operations to be acquired by Mala Noche adopted the amendments made by the CICA to Handbook Section 3855 — Financial Instruments — Recognition and Measurement (“Section 3855”) to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not result in a material impact on these carve out combined financial statements.

4.	INVENTORIES AND STOCKPILED ORE

	2009	2008

Supplies	3,597	4,160
Finished goods	359	601
Work-in-process	1,469	1,121
Stockpiled ore	1,223	—
	$6,648	$5,882

The amount of inventories recognized as an expense during the year is included in cost of revenues in the Statements of Operations.

5.	MINING INTERESTS

		2009
		Accumulated
		depreciation	Net book
	Cost	and depletion	Value

Mining properties	$539,750	$147,021	$392,729
Plant and equipment	197,411	51,114	146,297
	$737,161	$198,135	$539,026

		2008
		Accumulated
		depreciation	Net book
	Cost	and depletion	Value

Mining properties	$539,933	$119,023	$420,910
Plant and equipment	181,656	40,653	141,003
	$721,589	$159,676	$561,913

a)

On October 15, 2004, Silver Trading entered into an agreement (amended on March 30, 2006) to sell to Silver Wheaton an amount equal to 100% of the silver produced by the Luismin mining operations in Mexico for a period of 25 years. Consideration (including consideration issued as part of the March 30, 2006 amendment) was $56.7 million in cash payments and 126 million common shares of Silver Wheaton valued at $137.5 million.

The Luismin operations at the time of the transaction with Silver Wheaton consisted of the San Dimas mine, the Los Filos mine, and the San Martin mine. Under Canadian GAAP, the consideration paid by Silver Wheaton to Silver Trading which related to the San Dimas mine ($191.8 million out of the total arrangement consideration of $194.2 million) has been applied in these combined financial statements as a reduction of mining properties and plant and equipment carrying values at San Dimas.

Under the terms of the agreement, Silver Trading purchases all of the silver produced by the San Dimas mine at market and sells to Silver Wheaton at a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment; in 2009 the cash payment was an average of $4.02) and the prevailing market price. Revenues from silver sold to Silver Wheaton in 2009 were $20.5 million (2008 — $20.7 million; 2007 — $26.2 million).

As part of the Agreement with Mala Noche:

	(i)	Mala Noche changed the agreement from the existing 25 year arrangement to sell silver produced by San Dimas to Silver Wheaton to the life of the San Dimas mine;

	(ii)	until the end of 2029, Goldcorp has agreed to guarantee:

(a) Silver Trading’s obligation to deliver silver mined from San Dimas; and

(b) a payment of US$0.50/oz for any shortfall below 220 million cumulative silver ounces delivered to Silver Wheaton by the end of 2031; and

(iii)

Goldcorp will deliver 1.5 million ounce of silver per year to Silver Wheaton at a per ounce cash payment of $3.90 (subject to an inflationary adjustment: in 2009 the cash payment was an average of $4.02) on a monthly basis for the first four years following the close of the transaction.

b)

On May 8, 2007, Mala Noche entered into an option agreement as amended on August 7, 2008 (the “Agreement”) and further amended on April 6, 2010 (Note 14) with DMSL to acquire up to a 70% interest in the Ventanas project (the “Property”), in the state of Durango, Mexico. The agreement with DMSL has two parts (“First Option” and “Second Option”).

The First Option will enable Mala Noche to acquire a 49% undivided interest in the Property by spending an aggregate amount of $5 million as follows:

	(a)	on or before May 8, 2011, Mala Noche shall have incurred exploration expenses of an aggregate amount of $2.5 million; and

	(b)	on or before May 8, 2012, Mala Noche shall have incurred exploration expenses of $5 million, including the amounts in (a).

The Second Option will enable Mala Noche to acquire an additional 21% undivided interest in the Property by spending an additional aggregate amount of $3 million as follows:

	(c)	on or before the first anniversary of the having earned the First Option, Mala Noche shall have incurred additional exploration expenses of an aggregate amount of $1.5 million; and

	(d)	on or before the second anniversary of having earned the First Option, Mala Noche shall have incurred additional exploration expenses of $3 million, including the amounts in (c).

If Mala Noche exercises the Second Option, for a period of 90 days following the date of exercise of the Second Option, DMSL shall have the right to acquire from Mala Noche an undivided 30% beneficial interest in the Property, such that DMSL will thereafter have an undivided 60% beneficial interest in the Property and Mala Noche will have an undivided 40% beneficial interest in the Property, by paying Mala Noche an amount equal to $16 million less the amount of all maintenance costs paid by DMSL during the period of the First Option and Second Option.

All mineral interest costs qualify as exploration expenses under the Agreement. As at December 31, 2009, Mala Noche had incurred the equivalent of $1.6 million in aggregate exploration expenses, leaving a minimum of $0.9 million to be incurred by May 8, 2011 to maintain the First Option in good standing.

6.	RECLAMATION AND CLOSURE COST OBLIGATIONS

The asset retirement obligations consist of reclamation and closure costs for the San Dimas mine. The present value of obligations is currently estimated at $9,707 (2008 — $9,953), calculated using a discount rate of 5% and reflecting payments assumed at the end of the mine life which management estimates is in 20 years.

The undiscounted value of the obligation at December 31, 2009 is $12,809 (2008 — $12,734), calculated using an inflation rate assumption of 2%. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

Changes to the reclamation and closure cost balance during the year are as follows:

	2009	2008
Reclamation and closure cost obligations — beginning of year	$9,953	$9,756
Accretion expense, included in depreciation and depletion	498	487
Reclamation expenditures	(449)	(1,793)
Revisions in estimates of required cash outflows and liabilities incurred	(295)	1,503
Reclamation and closure cost obligations — end of year	$9,707	$9,953
Less: current portion of reclamation and closure cost obligations, included in accounts payable and accrued liabilities	(2,734)	(3,213)
Long term reclamation and closure cost obligations	$6,973	$6,740

7.	FINANCIAL INSTRUMENTS

Financial assets and liabilities

The financial instruments at December 31, 2009 and 2008 consist of cash, accounts receivable, accounts payable and accrued liabilities, and long- term liabilities.

At December 31, 2009, the carrying amounts of accounts receivable and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

Classification of financial assets and liabilities

Cash is classified as held-for-trading. Held-for-trading financial assets are measured at fair value with mark-to-market gains and losses recorded in earnings in the period they occur.

Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, and long-term liabilities are classified as other financial liabilities.

Fair value measurements of financial assets and liabilities recognized in the balance sheet

The amendments to Section 3862 (Note 3) introduce a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows: Level 1 — quoted prices in active markets for identical assets or liabilities; Level 2 — inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices); and Level 3 — inputs for the asset or liability that are not based on observable market data.

At December 31, 2009, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as level 2 or 3 in the fair value hierarchy above.

Derivative Instruments — Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Operations to be acquired by Mala Noche regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2009 or 2008.

Financial instrument risk exposure

The Operations to be acquired by Mala Noche manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with the Risk Management Policy of Goldcorp. The Goldcorp Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Operations to be acquired by Mala Noche to manage the risks it is exposed to and to protect itself against adverse price movements. All transactions undertaken are to support the Operations to be acquired by Mala Noche’s ongoing business. The Operations to be acquired by Mala Noche does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Operations to be acquired by Mala Noche is exposed to and its objectives and policies for managing those risk exposures:

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Operations to be acquired by Mala Noche by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Operations to be acquired by Mala Noche has established policies to limit the concentration of credit risk, ensure non-related counterparties demonstrate minimum acceptable credit worthiness and ensure liquidity of available funds.

The Operations to be acquired by Mala Noche closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Operations to be acquired by Mala Noche invests its cash in highly rated corporations in accordance with Goldcorp’s short-term investment policy. The Operations to be acquired by Mala Noche sells its products exclusively to organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2009 is considered to be negligible.

The Operations to be acquired by Mala Noche’s maximum exposure to credit risk at December 31 is as follows:

	2009	2008

Cash	$5,287	$1,659
Accounts receivable	2,282	6,247

Liquidity risk

Liquidity risk is the risk that the Operations to be acquired by Mala Noche will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Operations to be acquired by Mala Noche has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the normal operating requirements on an ongoing basis and its expansionary plans. During year ended December 31, 2009, the Operations to be acquired by Mala Noche generated operating cash flows of $39,382 (2008 — $6,434; 2007 — $47,541). As needed, the Operations to be acquired by Mala Noche is funded by Goldcorp or its related subsidiaries.

In the normal course of business, the Operations to be acquired by Mala Noche enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Operations to be acquired by Mala Noche’s financial liabilities and operating and capital commitments at December 31:

	2009						2008
	Within 1	2 to 3		4 to 5	Over 5
	year	years		years	years	Total	Total

Accounts payable and accrued liabilities	$6,348	$—		$—	$—	$6,348	$6,193
Minimum rental and lease payments	1,067	387		—	—	1,454	520
Reclamation and closure cost obligations	2,680	—		—	10,129	12,809	12,734
	$10,095	$387	$		$10,129	$20,611	$19,447

Market Risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Operation to be acquired by Mala Noche’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs that incurred in the operations. Gold and silver are sold in US dollars and the costs are incurred principally in US dollars and Mexican pesos. The appreciation of the Mexican peso against the US dollar can increase the costs of gold and silver production and capital expenditures in US dollar terms. The Operations to be acquired by Mala Noche also holds cash that is denominated in Mexican pesos which is subject to currency risk. Accounts receivable and other current assets denominated in non-US dollars relate to insurance receivables. At December 31, 2009, the Operations to be acquired by Mala Noche had $126,503 of future income tax liabilities which arose primarily from the push down of the purchase price from the acquisition of Wheaton River Minerals Ltd. in 2005 relating to the San Dimas mining operations. As described in note 2 (a), future income tax balances are recorded as part of the Net Investment in the Operations to be acquired by Mala Noche, The future income tax liabilities are considered monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in the statement of operations for the period.

		Accounts
		receivable	Accounts
		and other	payable and
		current	accrued
	Cash	assets	liabilities

2009 — Mexican peso	$9	$1,831	$(9,082)
2008 — Mexican peso	$50	$2,251	$(9,406)

During the year ended December 31, 2009, the Company recognized a loss of $17,875 on foreign exchange (2008 — gain of $56,097; 2007 — gain $18,468). Of this amount, $8,471 resulted from the translation of future income taxes denominated in the Mexican peso (2008 — gain of $42,725; 2007 — gain of $1,841). Based on the above net exposures at December 31, 2009, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $19 increase or decrease in the Operations to be acquired by Mala Noche’s after-tax net earnings (loss), respectively.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. There has been no significant change in the Operations to be acquired by Mala Noche’s exposure to interest rate risk and its objectives and policies for managing these risks for the periods presented.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Operations to be acquired by Mala Noche’s financial instruments will fluctuate because of changes in market prices. Profitability depends on metal prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. The Operations to be acquired by Mala Noche has a policy not to hedge gold sales.

The costs relating to the Operations to be acquired by Mala Noche’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel and electricity. Diesel prices in Mexico are regulated by the government. Electricity is regionally priced in Mexico.

8.	NET (DISTRIBUTIONS) CONTRIBUTIONS

Gold production from the San Dimas mining operations are sold by Goldcorp or its related subsidiaries to the various central banks and financial institutions. Silver production is sold to Silver Wheaton in accordance with the terms of silver purchase arrangement (Note 5(a)). Excess cash is generally transferred to Goldcorp’s corporate treasury. Net (distributions) contributions include funding of the activities of the Operations to be acquired by Mala Noche provided by Goldcorp or its related subsidiaries, if, as, and when needed.

9.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

(a)	Transactions with related parties, carried out in the ordinary course of business, were as follows for the years ended December 31:

	2009	2008	2007

Luismin, S.A. de C.V.
Revenues
Sales of mined ore	$3,741	$6,429	$3,142
Cost of revenues
Leases	$770	$867	$884
Transportes Aereos y Terrestres, S.A. de C.V.
Cost of revenues
Transportation services	$588	$400	$578
Desarrollos Mineros San Luis, S.A. de C.V.
Cost of revenues
Operational support services	$3,923	$1,269	$385
Goldcorp Insurance Company Inc.
Cost of revenues
Insurance services	$1,672	$2,998	$204

(b)

Balances payable (to) / from Mexican related parties are recorded as part of the Net Investment. These amounts are due on demand and interest bearing at the 28-day call rate published in the Official Federal Gazette. For the year ended December 31, 2009, net interest income earned on balances with related parties was $3,286 (2008 — net interest income of $615; 2007 — net interest expense of $3,592).

10.	INCOME TAXES

Years ended December 31	2009	2008	2007
Current income tax expense	$25,980	$25,541	$30,531
Future income tax recovery	(2,875)	(3,992)	(15,531)
	$23,105	$21,549	$15,000

Income tax expense differs from the amount that would result from applying the Mexican statutory income tax rate to earnings before income taxes. These differences result from the following items:

Years ended December 31	2009	2008	2007

Earnings before income taxes	$6,619	$57,544	$33,102
Mexican statutory income tax rates	28%	28%	28%
	1,853	16,112	9,268
Increase (decrease) attributable to:
Silver Trading losses subject to a different rate	13,820	14,164	10,042
Impact of foreign exchange on future income taxes	2,372	(11,963)	(515)
Change in Mexican tax legislation	4,264	—	—
Other impacts of foreign exchange	1,093	3,113	(3,819)
Non-deductible expenditures	628	306	551
Other	(925)	(183)	(527)
	$23,105	$21,549	$15,000

(a)

In accordance with Mexican tax laws, the San Dimas mining operations is required to make income tax instalment payments based on monthly taxable revenue. Luismin, S.A. de C.V. (‘Luismin’), parent company of DMSL, files consolidated tax returns on behalf of the San Dimas mining operations with the Mexican tax authorities and applies the tax instalment payments made by the operation to Luismin’s consolidated tax liability. As a result, the current and future income tax balances of the San Dimas mining operations are recorded as part of Net Investment.

(b)

The Mexican government approved its 2010 fiscal budget on December 15, 2009 which included several significant changes to the Mexican income tax laws. The corporate income tax rate is being increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012 and reduced to 29% in 2013 and back to 28% in 2014 and thereafter. As a result, the future income tax liabilities of the San Dimas mining operations increased by $4.3 million in the fourth quarter of 2009.

(c)

As at December 31, 2009, the Operations to be acquired by Mala Noche Resources Corp. had $186.8 million of tax losses to carry forward in Silver Trading. A valuation allowance has been recorded against the future income tax asset related to the tax losses as it is more likely than not that the tax losses will not be utilized before their expiry. The tax losses expire in 2015 through 2019.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	2009	2008	2007

Change in non-cash operating working capital
Accounts receivable	$3,966	$(5,852)	$192
Inventories and stockpiled ore	(166)	1,261	(1,754)
Accounts payable, accrued liabilities and other	3,109	(9,359)	8,666
Prepaid and other	(1,003)	3,758	(1,198)
	$5,906	$(10,192)	$5,906

12.	COMMITMENTS

The Operations to be acquired by Mala Noche rents premises and leases equipment under operating leases that expire over the next three years. Operating lease expense in 2009 was $1,243 (2008 — $520; 2007 — $884). Following is a schedule of future minimum rental and lease payments required:

2010	$1,067
2011	346
2012	41
$1,454

13.	CONTINGENCIES

Due to the size, complexity and nature of the Operations to be acquired by Mala Noche, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Operations to be acquired by Mala Noche’s financial position or results of operations.

14.	SUBSEQUENT EVENT

On April 6, 2010, DMSL and Mala Noche amended the option agreement on the Ventanas project to extend the term of the First Option by one year (Note 5(b)).

* * * * *

MALA NOCHE RESOURCES CORP.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010
AND
FOR THE YEAR ENDED DECEMBER 31, 2009
(unaudited)

MALA NOCHE RESOURCES CORP.

PRO FORMA CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2010 (unaudited)
(Expressed in thousands of Canadian dollars, except where noted)

					Mala Noche
		San Dimas	Pro forma		consolidated
	Mala Noche	Operations	adjustments	Note	pro forma
	$	$	$		$
ASSETS
Current assets
Cash	1,027	68	72,655	2, 3	73,750
Accounts receivable	101	2,279	76,185	4(e)	78,565
Prepaid expenses	36	465	—		501
Inventories and stockpiled ore	—	4,946	—		4,946
	1,164	7,758	148,840		157,762
Mineral interests	1,664	542,206	(28,818)	2	515,052
	2,828	549,964	120,022		672,814

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	144	8,694	9,913	2(e)	18,751
Current portion of debt	—	—	81,264	2, 4(e)	81,264
	144	8,694	91,177		100,015
Long-term liabilities
Reclamation and closure cost obligations	—	6,966	—		6,966
Other long-term liabilities	—	2,902	40,395	2	43,297
	144	18,562	131,572		150,278

SHAREHOLDERS’ EQUITY
Capital stock
Common stock	3,173	—	529,765	2, 3	532,938
Warrants	773	—	—		773
Contributed surplus	637	—	590	2(f)	1,227
Net investment	—	531,402	(531,402)	2
Deficit	(1,899)	—	(10,503)	2(e) , 2(f)	(12,402)
	2,684	531,402	(11,550)		522,536
	2,828	549,964	120,022		672,814

See accompanying notes to pro forma financial statements

MALA NOCHE RESOURCES CORP.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 (unaudited)
(Expressed in thousands of Canadian dollars, except where noted)

					Mala Noche
		San Dimas	Pro forma		consolidated
	Mala Noche	Operations	adjustments	Note	pro forma
	$	$	$		$
Revenues	—	33,691	—		33,691

Cost of sales
Operating expenses	—	16,034	(833)	2(b)	15,201
Depreciation, amortization and depletion	9	9,548	—		9,557
	9	25,582	(833)		24,758
(Loss) earnings from mining operations	(9)	8,109	833		8,933

Expenses and other income
Foreign exchange loss	—	8,163	—		8,163
General and administrative	170	159	1,656	2(f)	1,985
Interest expense	—	—	1,497	2(c)	1,497
Other (income) expense	(5)	(748)	728	2(b)	(25)
	165	7,574	3,881		11,620
(Loss) income before income taxes	(174)	535	(3,048)		(2,687)
Income taxes (recovery)	—	2,773	(914)	2(g)	1,859
Net (loss) income	(174)	(2,238)	(2,134)		(4,546)

See accompanying notes to pro forma financial statements

MALA NOCHE RESOURCES CORP.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009 (unaudited)
(Expressed in thousands of Canadian dollars, except where noted)

					Mala Noche
		San Dimas	Pro forma		consolidated
	Mala Noche	Operations	adjustments	Note	pro forma
	$	$	$		$
Revenues	—	142,054	9,755	2(a)	151,809
Cost of sales
Operating expenses	—	67,808	(6,395)	2(b)	61,413
Depreciation, amortization and depletion	38	47,550	—		47,588
	38	115,358	(6,395)		109,001
(Loss) earnings from mining operations	(38)	26,696	16,150		42,808
Expenses and other income
Foreign exchange loss	21	20,413	—		20,434
General and administrative	760	1,277	6,625	2(f)	8,662
Interest expense	—	—	6,570	2(c)	6,570
Other (income) expense	55	(2,552)	3,753	2(b)	1,256
	836	19,138	16,948		36,922
(Loss) income before income taxes	(874)	7,558	(798)		5,886
Income taxes (recovery)	—	26,385	(2,955)	2(g)	23,430
Net loss	(874)	(18,827)	2,157		(17,544)

See accompanying notes to pro forma financial statements

MALA NOCHE RESOURCES CORP.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(Tables expressed in thousands of Canadian dollars, except where noted)

1.	Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet of Mala Noche Resources Corp. (“Mala Noche” or the “Company”) as at March 31, 2010 and the unaudited pro forma consolidated statements of operations for the three month period then ended and for the year ended December 31, 2009, have been prepared in connection with the Company’s proposed financing of • subscription receipts (the “Subscription Receipts”) at a price of $ • per Subscription Receipt (the “Acquisition Financing”) as described in note 3. These unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to: the Acquisition Financing and the proposed acquisition by the Company of Operations to be Acquired by Mala Noche Resources Corp. (the “San Dimas Operations”). See note 2 for a description of the acquisition of the San Dimas Operations. Each Subscription Receipt will convert into one common share, on a post-consolidation basis, on closing of the acquisition of the San Dimas Operations. Collectively, the Acquisition Financing and the acquisition of the San Dimas Operations are referred to in these unaudited pro forma consolidated financial statements as the “San Dimas Transaction”. The assumptions used in the preparation of these unaudited pro forma consolidated financial statements are described in notes 2, 3, 4, 5 and 6.

The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations have been prepared by management in accordance with the accounting policies as disclosed in the audited consolidated financial statements for the year ended December 31, 2009 of Mala Noche, except as noted in the following paragraph.

Effective January 1, 2010, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests,

(“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2010. The Company will account for the acquisition of the San Dimas Operations under these sections.

The significant accounting policies of the San Dimas Operations conform in all material respects to those of Mala Noche, or have been adjusted as part of the pro forma adjustments in notes 2, 3 and 4. While management believes that the accounting policies of the San Dimas Operations are consistent with those of Mala Noche in all material respects, accounting policy differences may be identified upon consummation of the proposed acquisition. The pro forma adjustments and allocations of the purchase price for The San Dimas Operations are based in part on preliminary estimates of the fair value of assets acquired and liabilities assumed. The final purchase price allocations will be completed after the asset and liability valuations are finalized. Any final adjustments may change the allocation of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to these unaudited pro forma consolidated financial statements.

The Company expects, upon closing of the Acquisition Financing, to consolidate of all of its issued and outstanding common shares on the basis of one new common share for between five and 20 previously outstanding common shares (the “Share Consolidation”). The Share Consolidation will be implemented as part of the transactions that complete the acquisition of the San Dimas Operations and at a final consolidation ratio to be determined by the Board of Mala Noche.

These pro forma consolidated financial statements include:

a)

an unaudited pro forma consolidated balance sheet as at March 31, 2010, prepared from the unaudited consolidated balance sheet of Mala Noche as at March 31, 2010 and the unaudited carve out combined balance sheet of the San Dimas Operations as of March 31, 2010, after giving pro forma effect to the San Dimas Transaction as though it had occurred on March 31, 2010, based on the assumptions in notes 2, 3 and 4;

b)

an unaudited pro forma consolidated statement of operations for the three months ended March 31, 2010, prepared from the unaudited consolidated statement of operations of Mala Noche for the three months ended March 31, 2010 and the unaudited carve out combined statement of operations of the San Dimas Operations for the three months ended March 31, 2010, after giving pro forma effect to the San Dimas Transaction as if it had occurred on January 1, 2009, based on the assumptions in note 2; and

c)

an unaudited pro forma consolidated statement of operations for the year ended December 31, 2009, prepared from the audited consolidated statement of operations of Mala Noche for the year ended December 31, 2009 and the audited carve out combined statement of operations of the San Dimas Operations for the year ended December 31, 2009, after giving pro forma effect to the San Dimas Transaction as if it had occurred on January 1, 2009, based on the assumptions in note 2.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position of Mala Noche as at the time of closing of the San Dimas Transaction, nor of the future operating results of Mala Noche as a result of the San Dimas Transaction. The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the San Dimas Transaction will differ from those recorded in the unaudited pro forma consolidated financial statements. Management of Mala Noche believes that the assumptions used provide a reasonable basis for presenting all of the significant effects of the San Dimas Transaction and that the pro forma adjustments give appropriate effect to those assumptions and are appropriately applied in the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations.

These unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Mala Noche and the audited carve out combined financial statements of the San Dimas Operations as at and for the year ended December 31, 2009, and the unaudited interim consolidated financial statements of Mala Noche and the unaudited carve out combined financial statements of the San Dimas Operations as at and for the three months ended March 31, 2010.

The unaudited pro forma consolidated financial statements are presented in Canadian dollars and, accordingly, the audited statement of operations for the year ended December 31, 2009 and the unaudited statement of operations for the three months ended March 31, 2010 of the San Dimas Operations were converted from United States dollars to Canadian dollars using the average exchange rate for each period. The balance sheet of the San Dimas Operations as of March 31, 2010 was converted to Canadian dollars using the rate of exchange on that date. The exchange rates used for conversion to Canadian dollars from United States dollars are as follows:

As at March 31, 2010	1.0158
Average for the three months ended March 31, 2010	1.0409
Average for the twelve months ended December 31, 2009 .	1.1419

Refer to Schedules 1(a), 1(b) and 1(c) for the translation of the financial statements of the San Dimas Operations.

2.	Acquisition of the San Dimas Operations

On June 1 , 2010, the Company entered into a binding letter agreement (the “Letter Agreement”) with Desarrollos Mineros San Luis, S.A. de C.V. and Goldcorp Silver (Barbados) Ltd. (together the “San Dimas Vendors”) to acquire the San Dimas mines, mill and related assets. The San Dimas mines consist of the San Antonio, Tayoltita and Santa Rita mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. In addition to the San Dimas mines, as part of the acquisition of the San Dimas Operations, the Company will be assuming, with amendments, a silver purchase agreement with a subsidiary of Silver Wheaton Corp. that apply to silver produced from the San Dimas mines and acquiring all rights to the Ventanas exploration property in which Mala Noche currently holds an interest pursuant to an option.

Closing of the acquisition of the San Dimas Operations is expected by July 30, 2010, or such other date as agreed to by the parties. Consideration to be paid pursuant to the Letter Agreement includes:

(i) Cash of US$275,000,000 ($279,345,000);

(ii) US$175,000,000 ($177,765,000) by the issuance of • common shares of Mala Noche, valued at the per share price of common shares of Mala Noche underlying the Subscription Receipts; and

(iii)

US$50,000,000 ($50,790,000) in the form of a promissory note, to bear interest at 6% per annum, compounded monthly and payable annually on December 31. The principal is to be repaid in equal annual instalments of $5 million during each of the four years beginning on December 31, 2011 with the balance of the unpaid principal being repaid on December 31, 2015, provided that in the event that the “free cash flow” of Mala Noche and its affiliates from the San Dimas Assets exceeds US$40 million in any year, then 50% of such excess will be paid to the holders of the note as further repayment of the principal until such time as the principal has been repaid in full.

The transaction will be accounted for as a business combination, with Mala Noche as the acquirer of the San Dimas Operations. As the transaction is deemed to have taken place at March 31, 2010 for purposes of the pro forma consolidated balance sheet, the Company accounted for the transaction under Section 1582 of the CICA Handbook, which it adopted effective January 1, 2010.

The preliminary purchase price allocation is subject to change and is summarized as follows:

Cost of purchase

Cash consideration paid[1]	279,345
Promissory note[1,2]	45,474
Value of common shares issued as consideration[1]	177,765
502,584

_____________________

1	Amounts denominated in U.S. Dollars have been translated to Canadian dollars at the rate on March 31, 2010
2	Fair value calculated by discounting promissory note at managements’ best estimate of the Company’s weighted average cost of capital of 9.5%

Assets acquired

Cash .	68
Accounts receivable .	2,279
Prepaid and other	465
Inventories and stockpiled ore	4,946
Mineral interests	513,388
521,146

Liabilities assumed
Accounts payable and accrued liabilities .	8,694
Reclamation and closure cost obligations	6,966
Other long term liabilities	2,902
18,562
Net assets acquired .	502,584

As the assets acquired and liabilities assumed are currently expected to have a tax basis equal to their accounting basis, no future income taxes have been recorded in the purchase equation.

As a result of the San Dimas Transaction, the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2010 and for the year ended December 31, 2009 include adjustments to include operations of the San Dimas Operations for the three month period ended March 31, 2010 and the year ended December 31, 2009. In addition, for the unaudited pro forma consolidated statements of operations to give effect to this transaction as if it had occurred as at January 1, 2009, the following adjustments have been made:

(a)	Revenue

Revenue from silver sales has been increased to reflect changes to the terms of the silver purchase agreement with a subsidiary of Silver Wheaton Corp., which will come into effect on completion of the acquisition of the San Dimas Operations. Prior to the acquisition of the San Dimas Operations, 100% of the silver production from the San Dimas mines was sold to a subsidiary of Silver Wheaton at a price of approximately $4/oz. The silver purchase agreement was amended such that, during the first four years after the acquisition, the first 3.5 million ounces of silver production, plus 50% of the excess over 3.5 million ounces, are sold to a subsidiary of Silver Wheaton at approximately $4/oz. and Mala Noche retains the remaining 50% above 3.5 million ounces, which it can sell in the open market at spot prices. Starting in the fifth year, through to the end of the life of the mine, the first 6.0 million ounces of silver production, plus 50% of the excess over 6.0 million ounces are sold to a subsidiary of Silver Wheaton at approximately $4/oz. and Mala Noche retains the remaining 50% above 6.0 million ounces. The resulting increase in revenue for the three months ended March 31, 2010 and the year ended December 31, 2009 would be nil (since the threshold was not surpassed) and $9,755,000, respectively.

(b)	Intercompany transactions

Operating expenses of the San Dimas Operations include certain inter-company charges that the Company believes it will not incur after closing of the San Dimas Transaction. The decrease in operating expenses for the three months ended March 31, 2010 and the year ended December 31, 2009 would be $833,000 and $6,395,000, respectively. In addition, other (income) expense of the San Dimas Operations includes net interest income on inter-company balances with related parties, which will not accrue to the benefit of the Company after closing the San Dimas Transaction. The resulting decrease in interest income for the three months ended March 31, 2010 and the year ended December 31, 2009 would be $728,000 and $3,753,000, respectively.

(c)	Interest expense on the promissory note and VAT loan

Interest expense on the US$50,000,000 promissory note, issued as part the purchase consideration for the San Dimas Operations, and on the estimated US$75,000,000 VAT loan, for the three months ended March 31, 2010 and the year ended December 31, 2009 would be $1,497,000 (US$1,438,000) and $6,570,000 (US$5,753,000), respectively.

(d)	Exploration expenditures

The Company defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned, whereas the San Dimas Vendors expense exploration expenditures incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves, up to the date of establishing that costs are economically recoverable. This difference in accounting policy had no impact on the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2010 or for the year ended December 31, 2009, since the San Dimas Vendors did not incur any exploration expenditures during these periods. No adjustment has been made for any periods prior to 2009.

(e)	Acquisition-related costs

The Company adopted CICA Handbook Section 1582, Business Combinations, on January 1, 2010 and accordingly acquisition-related costs, such as advisory, legal, accounting, valuation and other professional or consulting fees related to the acquisition of the San Dimas Operations, are required to be expensed as incurred rather than being recognized as part of the purchase equation. These costs estimated to be $9,913,000 have been accrued prior to the closing of the San Dimas Transaction and charged to deficit.

(f)	Corporate general and administrative expenses

The Company has historically operated with minimal corporate general and administrative costs. Its small management team were compensated pursuant to consulting contracts, with monthly payments aggregating $18,000. In contemplation of the San Dimas Transaction, the Company has entered into market-rate employment contacts with each of its executives and hired additional executives, including a Chief Executive Officer. Following the closing of the San Dimas Transaction, the Company’s corporate structure and overhead will increase to a level appropriate for a junior gold and silver producer. The resulting increase in general and administrative expenses (excluding stock-based compensation) for the three months ended March 31, 2010 and the year ended December 31, 2009 is expected to be approximately $1,435,000 and $5,740,000, respectively.

The Board agreed to grant to its directors and officers stock options concurrent with the closing of the Acquisition (the “Acquisition Incentive Options”). Stock options for a total of 11,950,000 common shares (on a pre-consolidation basis) are intended to be reserved for issue on the grant of the Acquisition Incentive Options. The Acquisition Incentive Options will have an exercise price equal to the greater of the price at which the equity financing to fund the cash portion of the purchase price payable on the Acquisition is completed and the market price, have a term of five years and will vest over two years, with 1/3 vesting on the date of grant and 1/3 vesting on each of the next two anniversaries of the grant date.

The fair value of the Acquisition Incentive Options has been computed using the Black-Scholes option pricing model with the following assumptions:

Exercise price	$0.25
Price at date of grant (closing price on June 1, 2010) .	$0.25
Expected life of the options	5 years
Risk free interest rate	2.61%
Volatility.	71.8%
Dividend yield .	0%

The fair value of these options would be $1,771,000, of which $590,000, relating to the options which vest on the grant date would be charged to deficit, with a credit to contributed surplus. The resulting increase in general and administrative expenses for the remaining options for the three months ended March 31, 2010 and the year ended December 31, 2009 would be $221,000 and $885,000, respectively.

(g)	Income tax expense

Income tax expense has been adjusted to include tax calculated at the statutory rate applicable to income earned in Mexico (currently 30% for 2010 and 28% in 2009) to the total pre-tax pro forma adjustments. Revenue from sales of silver under the silver purchase agreement with a subsidiary of Silver Wheaton is effectively taxed based on the spot silver price rather than the contract price of approximately $4/oz. All such silver sales are currently made by the Mexican entity that owns the mine to Silver Trading at the spot silver price and then resold by Silver Trading to a subsidiary of Silver Wheaton at the contract amount of $4/oz. The Mexican entity pays tax in Mexico at the statutory rate (currently 30% for 2010 and 28% in 2009), while there is no benefit to the losses incurred by Silver Trading because Barbados has a nominal tax rate. The Company is required to retain this structure after completion of the San Dimas Transaction. The pro forma adjustment to increase revenue to reflect changes to the terms of the silver purchase agreement, therefore, has no impact on income tax expense. The Company expects that it will get a step up in the tax basis of the assets of the San Dimas Operations compared with the current tax basis. This will enable the Company to increase its deductions for income tax purposes and reduce its current income tax expense. There will be a corresponding increase in future income tax expense, resulting in no change to total income tax expense, however, the amount of cash taxes payable would be reduced by the decrease in current tax expense. The decrease in current income tax expense for the three months ended March 31, 2010 and the year ended December 31, 2009 would be expected to be $1,405,000 and $5,756,000, respectively. This adjustment has not been reflected in the pro forma financial statements.

3.	Acquisition Financing

In order to fund the cash portion of the consideration for the acquisition of the San Dimas Operations and to provide working capital, the Company intends to undertake a financing to raise $375,000,000. Pursuant to an underwriting agreement dated June 1, 2010 between the Company and the underwriters, the Company has agreed to sell and issue, on or about • 2010, • Subscription Receipts at a price of $• per Subscription Receipt (the “Offering Price”). Accordingly, aggregate gross proceeds to the Company are expected to be $375,000,000 and net proceeds are expected to be approximately $352,000,000 after the underwriters’ fees and other share issue costs estimated to be approximately $23,000,000. Additionally, the Company has granted the underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the underwriters, expiring 30 days following the closing date of the Acquisition Financing, to purchase up to an additional • common shares of the Company (the “Over Allotment Shares”) at a price of $ • per Over-Allotment Share.

To reduce the issued and outstanding capital of the Company, the Company proposes that, subject to obtaining all required regulatory and shareholder approvals, the Company’s issued and outstanding share capital be consolidated on the basis of a factor of one new common share in the capital of the Company for a number of pre-consolidation common shares between five and 20 pre-consolidation common shares, with the final consolidation ratio to be determined by the Board. The share consolidation will be implemented immediately before the closing of the acquisition of the San Dimas Operations and before the issue of any common shares in connection with the Acquisition Financing.

Since the number of post-share consolidation common shares that will be issued and outstanding after giving effect to the San Dimas Transaction is currently unknown, the Board will exercise its discretion to effect a consolidation ratio that in its view is reflective of the economic terms of the San Dimas Transaction. The exercise price and the number of common shares issuable under any outstanding incentive stock options, will be proportionately adjusted when the share consolidation is completed.

4.	Pro forma assumptions and adjustments

The unaudited pro forma consolidated balance sheet as at March 31, 2010 gives effect to the following adjustments as if they had occurred on March 31, 2010:

(a)

The receipt of proceeds of $352,000,000, net of issuance costs of $23,000,000, on the issuance of • Subscription Receipts of the Company in connection with the Acquisition Financing described in note 3;

(b)	The purchase of the San Dimas Operations for cash, shares and a promissory note payable, as set out in note 2;

(c)	Conversion of the Subscription Receipts on a post-consolidation basis into common shares on completion of the purchase of the San Dimas Operations; and

(d)	The allocation of the purchase price of the San Dimas Operations to the fair values of the assets and liabilities acquired, as set out in note 2.

(e)

The Company will pay all land transfer taxes, Mexican VAT and other applicable transfer taxes payable in connection with its acquisition of the San Dimas Operations. The Company expects to receive a refund from the Mexican government for the VAT paid within approximately 12 months. The San Dimas Vendors have agreed to assist the Company in arranging a loan from a bank of sufficient funds to pay the MexicanVAT (the “VAT Loan”). It is expected that the VAT Loan will be approximately US$75,000,000 ($76,185,000) and has been assumed will bear a rate of interest of Libor plus 1.5% per annum.

5.	Capital Stock

	(a)	Common shares:

After giving effect to the pro forma assumptions in note 4, the issued and fully paid share capital of Mala Noche would be as follows:

	Number
	of shares	Amount

Balance, March 31, 2010	59,973,283	3,172,740
Balance, March 31, 2010 after Share Consolidation	k	3,172,740
Shares issued in connection with acquisition of San Dimas Operations	k	k
Shares issued pursuant to Acquisition Financing	k	k
Pro forma balance, March 31, 2010	k	k

(b)	Share purchase options and warrants:

Reference should be made to the notes to the consolidated financial statements of Mala Noche referred to above for commitments to issue common shares pursuant to share purchase options and share purchase warrants.

6.	Loss per share

The calculation of unaudited pro forma consolidated basic and diluted loss per share in the unaudited pro forma consolidated statements of operations for the year ended December 31, 2009 is based on the weighted average number of common shares of Mala Noche outstanding for the year ended December 31, 2009, after giving effect to the following transactions, as if they occurred on January 1, 2009:

i)	Share Consolidation of one post-consolidation share for • pre-consolidation shares;

ii)	The issuance of • common shares as partial consideration for the acquisition of the San Dimas Operations (note 2);

iii)	The issuance of • common shares in connection with the closing of the Acquisition Financing (note 2).

The calculation of the pro forma consolidated basic and diluted loss per share in the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2010, is based on the weighted average number of common shares of Mala Noche outstanding for the three months ended March 31, 2010, plus the issuance of the following, as if the transactions occurred on January 1, 2009:

i)	Share Consolidation of one post-consolidation share for • pre-consolidation shares;

ii)	The issuance of • common shares (post-Consolidation) as partial consideration for the acquisition of the San Dimas Operations (note 2);

iii)	The issuance of • common shares (post-Consolidation) in connection with the closing of the Acquisition Financing (note 2).

MALA NOCHE RESOURCES CORP.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS, SCHEDULE 1(a) (unaudited)
STATEMENT OF OPERATIONS OF THE SAN DIMAS OPERATIONS
For the three months ended March 31, 2010, expressed in thousands of dollars

	As reported
	US$	Cdn$

Revenues	32,367	33,691

Cost of sales
Operating expenses	15,404	16,034
Depreciation, amortization and depletion	9,173	9,548
	24,577	25,582
Earnings from mining operations	7,790	8,109

Expenses and other income
Foreign exchange loss	7,842	8,163
Stock-based compensation	153	159
Other income	(719)	(748)
	7,276	7,574
Loss before income taxes	514	535
Income taxes	2,664	2,773
Net loss	(2,150)	(2,238)

MALA NOCHE RESOURCES CORP.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS, SCHEDULE 1(b) (unaudited)
STATEMENT OF OPERATIONS OF THE SAN DIMAS OPERATIONS
For the year ended December 31, 2009, expressed in thousands of dollars

	As reported
	US$	Cdn$

Revenues	124,393	142,054

Cost of sales
Operating expenses	59,378	67,808
Depreciation, amortization and depletion	41,638	47,550
	101,016	115,358
Earnings from mining operations	23,377	26,696

Expenses and other income
Foreign exchange loss	17,875	20,413
stock-based compensation	1,118	1,277
Other income	(2,235)	(2,552)
	16,758	19,138
Earnings before income taxes	6,619	7,558
Income taxes	23,105	26,385
Net loss	(16,486)	(18,827)

MALA NOCHE RESOURCES CORP.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS, SCHEDULE 1(c) (unaudited)
BALANCE SHEET OF THE SAN DIMAS OPERATIONS
As at March 31, 2010, expressed in thousands of dollars

	As reported
	US$	Cdn$
ASSETS
CURRENT
Cash	67	68
Accounts receivable	2,244	2,279
Prepaid and other	458	465
Inventories and stockpiled ore	4,869	4,946
	7,638	7,759
MINING INTERESTS	533,772	542,206
	541,410	549,964
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	8,559	8,694
Reclamation and closure cost obligations	6,858	6,966
Other long term liabilities	2,857	2,902
	18,274	18,562
NET INVESTMENT	523,136	531,402
	541,410	549,964

AUDITORS’ CONSENT

          We have read the short form prospectus of Mala Noche Resources Corp. (the “Company”) dated June • , 2010 qualifying the distribution of • subscription receipts of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

          We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years then ended. Our report is dated April 28, 2010.

          We also consent to the use in the above-mentioned short form prospectus of our report to the directors of the Company on the carve out combined balance sheets of the operations to be acquired by the Company as at December 31, 2009 and 2008 and the carve out combined statements of operations, net investment, and cash flows for each of the three years in the period ended December 31, 2009. Our report is dated June 2, 2010.

Chartered Accountants
Vancouver, British Columbia
June • , 2010

CERTIFICATE OF THE COMPANY

Dated: June 7, 2010

          This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces and territories of Canada, other than Québec.

(Signed) JOSEPH CONWAY	(Signed) DAVID BLAIKLOCK
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors

(Signed) WADE NESMITH	(Signed) DAVID DEMERS
Director	Director

CERTIFICATE OF THE UNDERWRITER

Dated: June 7, 2010

          To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces and territories of Canada, other than Québec.

CANACCORD GENUITY CORP.

By: (Signed) JENS MAYER
Managing Director